2011 ANNUAL REPORT



TENGASCO, INC.

DRILLING AHEAD THROUGH 2011







OIL

Total Proved Oil Reserves
- 137% Production Replacement 2011
- PDP 2010 1.56 MMbbls, 2011 1.84 MMbbls



TOTAL PROVED OIL RESERVES (MMbbls)
MMbbls
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2.3
1.2
2.3
2.5
2.6
2007
2008
2009
2010
2011

Annual Oil Production 2007-2011
- 2011 continued growth



HISTORIC OIL PRODUCTION (Barrels) 2007-2011
Barrels
300,000
250,000
200,000
150,000
100,000
50,000
-
185,000
238,000
223,000
230,000
246,000
2007
2008
2009
2010
2011

TENASCO

Dear Shareholders:

The management of Tengasco as well as the Board of Directors are pleased with the highly successful year of 2011 as revealed in both our operational and financial results. We reported earnings of $0.08 per share of common stock in 2011, compared to a loss of ($0.03) per share in 2010. This is a clear indication of the success of the Company's exploration and production efforts in 2011. Our oil production in 2011 was at record annual levels, and this contributed significantly to earnings, along with the effects of continuing high oil prices experienced for most of 2011. The Company reported total proven reserves at December 31, 2011 of 2.6 million barrels, valued at $69.7 million on a discounted future net cash flow basis before effect of income taxes, up from 2.5 million barrels valued at $48.3 million at the end of 2010. This resulted in the Company's ratio of reserve replacement in 2011 being 137% of the oil and gas the Company actually produced. 2011 was also the most active year for drilling in the Company's history with 26 wells drilled.

We are very proud that though 2011 production levels were high, the Company has for the second straight year added more proved reserves than the amount of oil and gas it actually produced, which is a requirement for future success of any exploration and production company. At our MMC plant, we finalized installation of an electric generator from which we have commenced electricity production in January 2012 which has had the expected doubly beneficial result of increasing both uptime in operations at the methane plant as well as increased revenues. We are also pleased to announce that our senior lender, in recognition of the success enjoyed by the Company in 2011, has increased the Company's borrowing base 15% from $20 million to $23 million. We anticipate continuing to fund an aggressive 36 well drilling program in 2012 from cash flow further supported by the availability of additional borrowed funds. Management intends to continue to increase the value of the Company for the benefit of about 8,000 beneficial owners of the Company's stock, primarily through the drill bit, both by drilling and polymer treatments. In addition, we are always looking for reasonably priced and strategically located conventional acquisition opportunities or other strategic alliances to increase shareholder value.

The management of the Company is keenly aware of the significant contribution of the Company's employees as well as their families in Kansas and Tennessee during such a successful year. Our employees are out working at all times of the day and in all kinds of weather pretty much every day of the year, sacrificing their own holiday and personal family schedules without complaint. We remember this dedication both as we observe the successful results reached throughout the 2011 calendar year and as we continue to work to increase our production and maximize the value of the Company for the benefit of our shareholders. On behalf of all Tengasco shareholders I want to thank the employees and staff for an outstanding year. On behalf of our employees, management, and the Board of Directors we want to thank our shareholders for their ongoing support.

JEFFREY R. BAILEY
Chief Executive Officer

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TENGASCO, INC.
11121 Kingston Pike, Suite E
KNOXVILLE, TENNESSEE 37934

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON May 29, 2012

TO THE STOCKHOLDERS:

Notice is hereby given that the 2012 annual meeting of stockholders (the "Annual Meeting") of Tengasco, Inc. (the "Company") has been called for and will be held at the Homewood Suites by Hilton, 10935 Turkey Drive, Knoxville, Tennessee 37922 at 1:00 P.M., local time, on Tuesday, May 29, 2012 for the following purposes:

1. To elect Jeffrey R. Bailey, Matthew K. Behrent, Hughree F. Brooks, and Peter E. Salas to the Board of Directors to hold office until their successors shall have been elected and qualify;

2. To ratify the appointment by the Board of Directors of Hein & Associates, LLP to serve as the independent certified public accountants for the current fiscal year; and

3. To consider and transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on April 2, 2012 as the record date for the determination of the stockholders entitled to receive notice and to vote at the Annual Meeting or any adjournments thereof. The list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder at the Company's offices at 11121 Kingston Pike, Suite E, Knoxville TN 37934, for ten (10) days prior to May 29, 2012.

Dated: April 19, 2012

By Order of the Board of Directors

Jeffrey R. Bailey, *Chief Executive Officer*

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE FILL IN, SIGN AND DATE THE PROXY SUBMITTED HEREWITH AND RETURN IT IN THE ENCLOSED STAMPED ENVELOPE. THE GRANTING OF SUCH PROXY WILL NOT AFFECT YOUR RIGHT TO REVOKE SUCH PROXY IN PERSON SHOULD YOU LATER DECIDE TO ATTEND THE MEETING. THE ENCLOSED PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS.

INTERNET AVAILABILITY OF PROXY MATERIALS

This Notice of Annual Meeting and Proxy Statement along with the form of proxy card and the Company's Annual Report on Form 10-K for the year ended December 31, 2011 will be available on the Company's website at http://www.tengasco.com/proxyinfo/ on the first day these materials are mailed to shareholders which is anticipated to be April 19, 2012.

TENGASCO, INC.
PROXY STATEMENT

GENERAL

This proxy statement is furnished by the Board of Directors of Tengasco, Inc., a Delaware corporation (sometimes the "Company" or "Tengasco"), with offices located at 11121 Kingston Pike, Suite E, Knoxville TN 37934, in connection with the solicitation of proxies to be used at the annual meeting of stockholders of the Company to be held on May 29, 2012 and at any adjournments thereof (the "Annual Meeting"). This proxy statement will be mailed to stockholders beginning approximately April 19, 2012.

You may vote in person at the Annual Meeting or you may vote by proxy. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is recorded directly, you will receive a proxy card. Voting instructions are included on the proxy card. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker or other nominee referred to as in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone and internet voting, availability and specific procedures will depend on their voting arrangements.

If a proxy is properly executed and returned, the shares represented thereby will be voted as instructed on the proxy. Any proxy may be revoked by a stockholder prior to its exercise upon written notice to the Chief Executive Officer of the Company, or by a stockholder voting in person at the Annual Meeting. Unless instructions to the contrary are indicated, proxies will be voted FOR the election of the directors named therein and and FOR the ratification of the selection by the Audit Committee of the Board of Directors of Hein & Associates, LLP, as the independent certified public accountants of the Company.

A copy of the Company's Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2011 ("Fiscal 2011"), which contains financial statements audited by the Company's independent certified public accountants accompanies this proxy statement.

The cost of preparing, assembling and mailing the Notice of Internet Availability of Proxy materials, notice of meeting, proxy statement, the enclosed Annual Report on Form 10-K and proxy will be borne by the Company. In addition to solicitation of the proxies by use of the mails, some of the officers and regular employees of the Company, without extra remuneration, may solicit proxies personally or by telephone, fax transmission or e-mail. The Company may also request brokerage houses, nominees, custodians and fiduciaries to forward soliciting material to the beneficial owners of the common stock. The Company will reimburse such persons for their expenses in forwarding soliciting material.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Board of Directors has fixed the close of business on April 2, 2012 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at the Annual Meeting. Only stockholders on the Record Date will be able to vote at the Annual Meeting.

As of the Record Date, 60,737,413 shares of the Company's common stock, $.001 par value per share are outstanding, and each share will be entitled to one (1) vote, with no shares having cumulative voting rights. Holders of shares of common stock are entitled to vote on all matters. Unless otherwise indicated herein, a majority of the votes represented by shares present or represented at the Annual Meeting is required for approval of each matter that will be submitted to the stockholders.

Management knows of no business other than that specified in Items 1and 2 of the Notice of Annual Meeting that will be presented for consideration at the Annual Meeting. If any other matter is properly presented, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment.

The following table sets forth the share holdings of those persons who own more than 5% of the Company's common stock as of April 2, 2012 with these computations being based upon 60,737,413 shares of common stock being outstanding as of that date and as to each shareholder, as it may pertain, assumes the exercise of options or warrants granted or held by such shareholder as of April 2, 2012.

Five Percent Stockholders[1]

Name and Address	Title	Number of Shares Beneficially Owned	Percent of Class
Dolphin Offshore Partners, L.P. c/o Dolphin Asset Management Corp. 129 East 17th Street New York, NY 10003	Stockholder	21,188,742[2]	34.8%

[1] Unless otherwise stated, all shares of Common Stock are directly held with sole voting and dispositive power.

[2] Consists of 20,839,492 shares held directly by Dolphin Offshore Partners, L.P. ("Dolphin") and 218,000 shares held directly by Peter E. Salas, and vested, fully exercisable options to purchase 131,250 shares granted to Mr. Salas who is the Chairman of the Company's Board of Directors and is the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

GENERAL

Article 3.1 of the Company's Bylaws provides that the number of directors of the Company shall be a minimum of three and a maximum of ten. The members of the Board of Directors are each elected for a one-year term or until their successors are elected and qualify with a plurality of votes cast in favor of their election. Four nominees are put forth before the stockholders for election to the Board of Directors at the Annual Meeting. All of the nominees are presently directors of the Company and Mr. Jeffrey R. Bailey, one of the director-nominees is also presently the Chief Executive Officer of the Company.

The directors will serve until the next annual meeting of stockholders and thereafter until their successors shall have been elected and qualified.

Unless authority is withheld, the proxies in the accompanying form will be voted in favor of the election of the nominees named above as directors. If any nominee should subsequently become unavailable for election, the persons voting the accompanying proxy may in their discretion vote for a substitute.

BOARD OF DIRECTORS

The Board of Directors has the responsibility for establishing broad corporate policies and for the overall performance of the Company. Although only one member of the Board is involved in day-to-day operating details, the other members of the Board are kept informed of the Company's business by various reports and documents sent to them as well as by operating and financial reports made at Board meetings. The Board of Directors held seven meetings in Fiscal 2011. All directors who are up for re-election attended at least 75% of the aggregate number of meetings of the Board of Directors and of the committees on which such directors served during Fiscal 2011. Although it has no formal policy requiring attendance, the Company encourages all of its directors to attend the annual meeting of stockholders. All of the Company's directors attended last year's Annual Meeting and it is anticipated that all of the director-nominees will attend this year's Annual Meeting.

There is no understanding or arrangement between any director and any other persons pursuant to which such individual was or is to be selected as a director or nominee of the Company.

The Company's Chief Executive Officer serves as a Director, but does not serve as Chairman of the Board of Directors. The Company has determined that dividing the functions of CEO and Chairman between two individuals, while placing the CEO on the Board has the dual beneficial effects of assisting both the CEO in making operational decisions as he is expected to do in the ongoing operation of the Company with accessability to the guidance of the Board, while allowing the Board to more effectively oversee the business risk without any additional influence from the CEO if he were also serving as Chairman of the Board.

Identification of Director-Nominees

The following table sets forth the names of all current director-nominees.

Name	**Positions Held**	**Date of Initial Election or Designation**
Jeffrey R. Bailey	Director; Chief Executive Officer	2/28/03-8/11/04; 10/21/04 7/17/02
Matthew K. Behrent	Director	3/27/07
Hughree F. Brooks	Director	12/03/10
Peter E. Salas	Director; Chairman of the Board	10/8/02 10/21/04

Background of Directors

The following is a brief account of the experience, for at least the past five (5) years, of each nominee for director.

Jeffrey R. Bailey is 54 years old. He graduated in 1980 from New Mexico Institute of Mining and Technology with a B.S. degree in Geological Engineering. Upon graduation he joined Gearhart Industries as a field engineer working in Texas, New Mexico, Kansas, Oklahoma and Arkansas. Gearhart Industries later merged with Halliburton Company. In 1993, after 13 years working in various field operations and management roles primarily focused on reservoir evaluation, log analysis and log data acquisition he assumed a global role with Halliburton as a petrophysics instructor in Fort Worth, Texas. His duties were to teach Halliburton personnel and customers around the world log analysis and competition technology and to review analytical reservoir problems. In this role Mr. Bailey had the opportunity to review reservoirs in Europe, Latin America, Asia Pacific and the Middle East developing a special expertise in carbonate reservoirs. In 1997, he became technical manager for Halliburton in Mexico focusing on finding engineering solutions to the production challenges of large carbonate reservoirs in Mexico. He joined the Company as its Chief Geological Engineer on March 1, 2002. The experience, qualifications, attributes, and skills gained by Mr. Bailey in these oil and gas exploration and production industry positions directly apply to the operations of the Company and lead to the conclusion that Mr. Bailey should serve as a Director of the Company. Mr. Bailey was elected as President of the Company on July 17, 2002 and is presently the Company's Chief Executive Officer. He was elected as a Director on February 28, 2003 and served as a Director until August 11, 2004. He was again elected to the Company's Board of Directors on October 21, 2004 and has remained a Director since that time.

Matthew K. Behrent is 41 years old. He currently is the Executive Vice President, Corporate Development of EDCI Holdings, Inc (OTC Pink Sheets: EDCI), a company that is currently engaged in carrying out a plan of dissolution. Before joining EDCI in June, 2005, Mr. Behrent was an investment banker, working as a Vice-President at Revolution Partners, a technology focused investment bank in Boston, from March 2004 until June 2005 and as an associate in Credit Suisse First Boston Corporation's technology mergers and acquisitions group from June 2000 until January 2003. From June 1997 to May 2000, Mr. Behrent practiced law, most recently with Cleary, Gottlieb, Steen & Hamilton in New York, advising financial sponsors and corporate clients in connection with financings and mergers and acquisitions transactions. Mr. Behrent received his J.D. from Stanford Law School in 1997, and his B.A. in Political Science and Political Theory from Hampshire College in 1992. He became a Director of the Company on March 27, 2007. He is also a Director and Chairman of the Audit Committee of Asure Software, Inc. (Nasdaq: ASUR). The experience, qualifications, attributes, and skills gained by Mr. Behrent in these sophisticated legal and financial positions directly apply to and support the financial oversight of the Company's operations and lead to the conclusion that Mr. Behrent should serve as a Director of the Company.

Hughree F. Brooks is 57 years old. In 2010, he co-founded Powerhouse Energy Solutions LLC, a company engaged in providing equipment and services to clients in renewable and alternative energy industries in the United States and abroad. Powerhouse is a provider of solar energy systems as well as advisory services to biofuel producers. Since 1998, Mr. Brooks has continuously provided consulting services in the oil and gas exploration industry. These services include land management, landowner representation, deal structuring and financing, and expert witness services. Mr. Brooks has 35 years of experience as a land manager with independent and major oil companies including Amoco Production, Mitchell Energy, Ladd Petroleum, Phoenix Exploration and Renown Petroleum Inc. His clients own in excess of 16,000 acres in South Louisiana with a long history of oil and gas production. In 2002, he founded and continues to serve as the Executive Director of Friends Of The Farm, a Texas nonprofit. Mr. Brooks is a licensed attorney who received his J.D. from Loyola Law School in 1980. He received a Bachelor of Science Degree in 1976 from Loyola University in New Orleans. The experience, qualifications, and skills of Mr. Brooks gained in an extensive career in the oil and gas exploration and production industry are directly related to the operations of the Company and lead to the conclusion that Mr. Brooks should serve as a Director of the Company.

Peter E. Salas is 57 years old. He has been President of Dolphin Asset Management Corp. and its related companies since he founded it in 1988. Prior to establishing Dolphin, he was with J.P. Morgan Investment Management, Inc. for ten years, becoming Co-manager, Small Company Fund and Director-Small Cap Research. He received an A.B. degree in Economics from Harvard in 1978. Mr. Salas was elected to the Board of Directors on October 8, 2002. Mr. Salas also serves on the board of Williams Controls, Inc. During a portion of the last five years, Mr. Salas also served on the Board of Directors of Southwall Technologies, Inc. The business experience, attributes, and skills gained by Mr. Salas in these sophisticated financial positions, together with his service as director of other public companies and his capacity as controlling person of the Company's largest shareholder directly apply to and support his qualification as a director, and lead to the conclusion that Mr. Salas should serve as a Director of the Company.

Director Independence

The Rules of the NYSE Amex (the "NYSE Amex Rules") require that issuers, such as the Company, which are a Smaller Reporting Company pursuant to Regulation S-K Item 10(f) (1) maintain a board of directors of which at least one-half of the members are independent in that they are not officers of the Company and are free of any relationship that would interfere with the exercise of their independent judgment. The NYSE Amex Rules also require that as a Smaller Reporting Company, the Company's Board of Directors' Audit Committee be comprised of at least two members all of whom qualify as independent under the criteria set forth in Rule 10 A-3 of the Securities Exchange Act of 1934 and NYSE Amex Rule 803(b)(2)(c). The Board of Directors has determined that three of the four director-nominees, Matthew K. Behrent, Hughree F. Brooks, and Peter E. Salas, are independent as defined by the NYSE AMEX Rules, and that Matthew K. Behrent and Hughree F. Brooks are also independent as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission and that each of these nominees does not have any relationship which would interfere with the exercise of his independent judgment in carrying out his responsibilities as a director. In reaching its determination, the Board of Directors reviewed certain categorical independence standards to provide assistance in the determination of director independence. The categorical standards are set forth below and provide that a director will not qualify as an independent director under the NYSE Amex Rules if:

- The Director is, or has been during the last three years, an employee or an officer of the Company or any of its affiliates;

- The Director has received, or has an immediate family member[3] who has received, during any twelve consecutive months in the last three years any compensation from the Company in excess of $120,000, other than compensation for service on the Board of Directors, compensation to an immediate family member who is an employee of the Company other than an executive officer, compensation received as an interim executive officer or benefits under a tax-qualified retirement plan, or non-discretionary compensation;

- The Director is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the Company or any of its affiliates as an executive officer;

- The Director, or an immediate family member, is a partner in, or controlling shareholder or an executive officer of, any for-profit business organization to which the Company made, or received, payments (other than those arising solely

[3] Under these categorical standards "immediate family member" includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home (other than a domestic employee).

from investments in the Company's securities) that exceed 5% of the Company's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;

- The Director, or an immediate family member, is employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the Company's executives serve on that entity's compensation committee; or

- The Director, or an immediate family member, is a current partner of the Company's outside auditors, or was a partner or employee of the Company's outside auditors who worked on the Company's audit at any time during the past three years.

The following additional categorical standards were employed by the Board in determining whether a director qualified as independent to serve on the Audit Committee and provide that a director will not qualify if:

- The Director directly or indirectly accepts any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; or

- The Director is an affiliated person[4] of the Company or any of its subsidiaries.

- The Director did not participate in the preparation of the Company's financial statements at any time during the past three years.

The independent members of the Board meet as often as necessary to fulfill their responsibilities, but meet at least annually in executive session without the presence of non-independent directors and management.

Committees

The Company's Board has operating audit and compensation/stock option committees.

Audit Committee

In Fiscal 2011, director-nominees Hughree F. Brooks and Matthew K. Behrent, and director Dr. John A. Clendening who resigned as a director of the Company for health reasons on April 3, 2012 and is not being proposed as a director-nominee for election or reelection in this proxy statement, were the members of the Audit Committee.

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[4] For purposes of this categorical standard, an "affiliated person of the Company" means a person that directly or indirectly through intermediaries controls, or is controlled by, or is under common control with the Company. A person will not be considered to be in control of the Company, and therefore not an affiliate of the Company, if he is not the beneficial owner, directly or indirectly of more than 10% of any class of voting securities of the Company and he is not an executive officer of the Company. Executive officers of an affiliate of the Company as well as a director who is also an employee of an affiliate of the Company will be deemed to be affiliates of the Company.

Mr. Behrent was the Chairman of the Committee and the Board of Directors determined that Mr. Behrent was an "audit committee financial expert" as defined by applicable Securities and Exchange Commission ("SEC") regulations and the NYSE Amex Rules. Each of the members of the Audit Committee met the independence and experience requirements of the NYSE AMEX Rules, the applicable Securities Laws, and the regulations and rules promulgated by the SEC.

The Audit Committee adopted an Audit Committee Charter during fiscal 2001. In 2004, the Board adopted an amended Audit Committee Charter, a copy of which is available on the Company's internet website, www.tengasco.com. The Audit Committee Charter fully complies with the requirements of the NYSE Amex Rules. The Audit Committee reviews and reassesses the Audit Committee Charter annually.

The Audit Committee's functions are:

- To review with management and the Company's independent auditors the scope of the annual audit and quarterly statements, significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;
- To review major changes to the Company's auditing and accounting principles and practices suggested by the independent auditors;
- To monitor the independent auditor's relationship with the Company;
- To advise and assist the Board of Directors in evaluating the independent auditor's examination;
- To supervise the Company's financial and accounting organization and financial reporting;
- To nominate, for approval of the Board of Directors, a firm of certified public accountants whose duty it is to audit the financial records of the Company for the fiscal year for which it is appointed; and
- To review and consider fee arrangements with, and fees charged by, the Company's independent auditors.

The Audit Committee met each quarter and a total of five (5) times in Fiscal 2011 with the Company's auditors, including discussing the audit of the Company's year end financial statements. It is intended that if elected as directors in 2011, Messrs. Behrent and Brooks will continue to serve as members of the Audit Committee with Mr. Behrent again serving as the Chairman of the Committee and as its designated financial expert. Dr. Clendening resigned as a director of the Company for health reasons on April 3, 2012 and is not being proposed as a director-nominee for election or reelection in this proxy statement.

Audit Committee Report

The Audit Committee has:

I. Reviewed and discussed the Company's unaudited financial statements for the first three quarters of Fiscal 2011 and the Company's audited financial statements for the year ended December 31, 2011 with the management of the Company and the Company's independent auditors;

II. Discussed with the Company's independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as the same was in effect on the date of the Company's financial statements; and

III. Received the written disclosures and the letter from the Company's independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

Based on the foregoing materials and discussions, the Audit Committee recommended to the Board of Directors that the unaudited financial statements for each of the first three quarters of Fiscal 2011 be included in the Quarterly Reports on Form 10-Q for those quarters and that the audited financial statements for the year ended December 31, 2011 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Members of the Audit Committee

Matthew K. Behrent
Hughree F. Brooks

Nominations for the Board of Directors are determined by the independent directors pursuant to procedures adopted by the Board. Those procedures provide that the qualifications that should be met by any person recommended as a nominee for a position on the Company's Board of Directors should include one or more of the following: a background or experience in oil and gas exploration, production, transportation, geology, construction, finance or in another business, government service, or profession that would reasonably enable the nominee to provide seasoned and reputable service to the shareholders of the Company in the performance of the duties of a member of the Board of Directors. The Board has not paid fees to any third party to identify, evaluate or to assist in identifying or evaluating, potential nominees, but may do so in the future if it determines it necessary.

The Board has no policy regarding the consideration of "diversity" in identifying nominees for director. The Company has no separate policy with regard to the consideration of any director candidates recommended by security holders. However, the Board will consider director candidates recommended by security holders provided that such nominations are timely made as set forth hereinafter under the heading "Stockholders Proposals". Any person recommended by a security holder to serve on the Board of Directors is considered upon the same terms as candidates recommended by any other person. To date, the Company has not received any recommendations from shareholders requesting that the Company consider a candidate for inclusion among the Committee's slate of nominees in the Company's proxy statement.

Among the nominating procedures are the following:

- Any shareholder, officer, or director may recommend for nomination any person for the slate of candidates for membership on the Company's Board of Directors to be presented to the shareholders at the Company's annual meeting of shareholders. Such recommendations must be furnished in writing addressed to the Company's Board of Directors at the Company's principal offices. All such nominations will be furnished to the Board which may conduct interviews, investigations or make other determinations as to the qualifications of such recommended persons.

- Any then-current members of the Board of Directors desiring to stand for re-election may be placed on the slate of directors for re-election without further inquiry as to their qualifications.

- The Board will determine the slate of candidates for the Board in such a manner and at such a time so as not to delay either the mailing of the proxy statement to the Company's shareholders or the annual meeting of shareholders.

- The adopted procedures apply only to the determination of the slate of directors to be presented for election at the annual meeting of the shareholders. Any vacancies on the Board of Directors following the annual meeting of shareholders may be filled in the manner currently applicable under the Company's Charter, Bylaws, and applicable state law.

- The procedures adopted may be amended from time to time by the Board of Directors in order to comply with any applicable provision or interpretation of any rule, statute, or stock exchange rule of the exchange on which the Company's stock may be listed.

The nomination procedures adopted are posted on the Company's internet website at www.tengasco.com. In the event of any such amendment to the procedures, the Company intends to disclose the amendments on the Company's internet website within five business days following such amendment.

The independent members of the Board determined the slate of candidates for the Board of Directors presented for election at this year's Annual Meeting.

Compensation/Stock Option Committee

The members of the Compensation/Stock Option Committee in Fiscal 2011 were John A. Clendening, Matthew K. Behrent and Hughree F. Brooks with Mr. Brooks acting as Chairman. Messrs. Behrent and Brooks meet the current independence standards established by the NYSE Amex Rules. It is intended that if elected as a director in 2012, Mr. Behrent will continue to serve as a member of the Compensation/Stock Option Committee along with Mr. Brooks who will again serve as the Chairman of the Committee. Dr. Clendening resigned as a director of the Company for health reasons on April 3, 2012 and is not being proposed as a director-nominee for election or reelection in this proxy statement.

The Board of Directors has adopted a charter for the Compensation/Stock Option Committee which is available at the Company's internet website, www.tengasco.com.

The Compensation/Stock Option Committee's functions, in conjunction with the Board of Directors, are to provide recommendations with respect to general and specific compensation policies and practices of the Company for directors, officers and other employees of the Company. The Compensation/Stock Option Committee expects to periodically review the approach to executive compensation and to make changes as competitive conditions and other circumstances warrant and will seek to ensure the Company's compensation philosophy is consistent with the Company's best interests and is properly implemented. The Committee determines or recommends to the Board of Directors for determination the specific compensation of the Company's Chief Executive Officer and all of the Company's other officers. Although the Committee may seek the input of the Company's Chief Executive Officer in determining the compensation of the Company's other executive officers, the Chief Executive Officer may not be present during the voting or deliberations with respect to his compensation. The Committee may not delegate any of its responsibilities unless it is to a subcommittee formed by the Committee, but only if such subcommittee consists entirely of directors who meet the independence requirements of the NYSE Amex Rules.

The Compensation/Stock Option Committee is also charged with administering the Tengasco, Inc. Stock Incentive Plan (the "Stock Incentive Plan"). The Compensation/Stock

Option Committee has complete discretionary authority with respect to the awarding of options and Stock Appreciation Rights ("SARs"), under the Stock Incentive Plan, including, but not limited to, determining the individuals who shall receive options and SARs; the times when they shall receive them; whether an option shall be an incentive or a non-qualified stock option; whether an SAR shall be granted separately, in tandem with or in addition to an option; the number of shares to be subject to each option and SAR; the term of each option and SAR; the date each option and SAR shall become exercisable; whether an option or SAR shall be exercisable in whole, in part or in installments and the terms relating to such installments; the exercise price of each option and the base price of each SAR; the form of payment of the exercise price; the form of payment by the Company upon the exercise of an SAR; whether to restrict the sale or other disposition of the shares of common stock acquired upon the exercise of an option or SAR; to subject the exercise of all or any portion of an option or SAR to the fulfillment of a contingency, and to determine whether such contingencies have been met; with the consent of the person receiving such option or SAR, to cancel or modify an option or SAR, provided such option or SAR as modified would be permitted to be granted on such date under the terms of the Stock Incentive Plan; and to make all other determinations necessary or advisable for administering the Plan.

The Compensation/Stock Option Committee met eight (8) times in Fiscal 2011. The Committee has the authority to retain a compensation consultant or other advisors to assist it in the evaluation of compensation and has the sole authority to approve the fees and other terms of retention of such consultants and advisors and to terminate their services.

Compensation/Stock Option Committee Interlocking and Insider Participation

No interlocking relationship existed or exists between any member of the Company's Compensation/Stock Option Committee and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member or nominee of the Compensation/Stock Option Committee is now or was during Fiscal 2011 an officer or an employee of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC no later than the second business day after the date on which the transaction occurred unless certain exceptions apply. In fiscal 2011, the Company, its officers and directors and its shareholders owning more than 10% of its common stock were not delinquent in filing of any of their Form 3, 4, and 5 reports.

Family and Other Relationships

There are no family relationships between any of the present directors or executive officers of the Company.

Involvement in Certain Legal Proceedings

To the knowledge of management, no director, executive officer or affiliate of the Company or owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

To the knowledge of management, during the past ten years, unless specifically indicated below with respect to any numbered item, no present director, executive officer or person nominated to become a director or an executive officer of the Company:

(1) Filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing; provided however that the Company's Chief Financial Officer Michael J. Rugen during 2007 through mid 2009 was Vice President of Accounting and Finance for Nighthawk Oilfield Services in Houston, Texas (Nighthawk); Nighthawk filed for bankruptcy protection under Chapter 7 of the bankruptcy laws on July 10, 2009 and such fact was affirmatively

disclosed to the Company's Board before Mr. Rugen was appointed to the position of Chief Financial Officer of the Company in September, 2009, and the Board determined that the circumstances surrounding bankruptcy filing did not disclose any reason to question the integrity or qualifications of Mr. Rugen for the position of Chief Financial Officer of the Company.

(2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting the following activities: (a) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (b) engaging in any type of business practice; or (c) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting him or her for more than 60 days from engaging inany activity described in paragraph 3(a) above, or being associated with any persons engaging in any such activity;

(5) Was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) Was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission ("CFTC") to have violated any federal commodities law, and the judgment in such civil action or finding by the CFTC has not been subsequently reversed, suspended, or vacated;

(7) Was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently

reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; (ii) any law or regulation respecting financial institutions or insurance companies including but not limited to a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease and desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act [15 U.S.C. 78c(a)(26)], any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act [7 U.S.C. 1(a)(29)], or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the Board of Directors of the Company by writing to: Cary V. Sorensen, Secretary, Tengasco, Inc., 11121 Kingston Pike, Suite E, Knoxville TN 37934 or by e-mail: to: csorensen@tengasco.com Subject: Communication to Board of Directors. All letters and e-mails will be answered, if possible, and will be distributed to Board members as appropriate. Notwithstanding the foregoing, the Company has the authority to discard or disregard any communication, which is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

Name and Address	Title	Number of Shares Beneficially Owned[5]	Percent of Class[6]
Jeffrey R. Bailey	Director; Chief Executive Officer	876,494[7]	1.4%
Matthew K. Behrent	Director	164,250[8]	Less than 1%
Hughree F. Brooks	Director	31,250[9]	Less than 1%
Michael J. Rugen	Chief Financial Officer	160,000[10]	Less than 1%
Peter E. Salas	Director; Chairman of the Board	21,188,742[11]	34.8%
Cary V. Sorensen	Vice President; General Counsel; Secretary	310,226[12]	Less than 1%
Charles P. McInturff	Vice President	400,000[13]	Less than 1%
All Officers and Director-Nominees As a group		23,130,962[14]	38.1%

[5]Unless otherwise stated, all shares of common stock are directly held with sole voting and dispositive power. The shares set forth in the table are as of April 2, 2012.
[6]Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934 based upon 60,737,413 shares of common stock being outstanding as of April 2, 2012. Shares not outstanding that are subject to options or warrants exercisable by the holder thereof within 60 days of April 2, 2012 are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage of any other person. Unless otherwise noted, all shares listed as beneficially owned by a stockholder are actually outstanding.
[7]Consists of 749,494 shares held directly and vested, fully exercisable options to purchase 127,000 shares.
[8]Consists of 33,000 shares held directly and vested, fully exercisable options to purchase 131,250 shares.
[9] Consists of vested, fully exercisable options to purchase 31,250 shares.
[10] Consists of vested, fully exercisable options to purchase 160,000 shares.
[11]Consists of 218,000 shares held directly, vested, fully exercisable options to purchase 131,250 shares and 20,839,492 shares held directly by Dolphin Offshore Partners, L.P. ("Dolphin"). Peter E. Salas is the sole shareholder of and controlling person of Dolphin Management, Inc. which is the general partner of Dolphin.
[12]Consists of 236,226 shares held directly and vested, fully exercisable options to purchase 74,000 shares.
[13]Consists of vested, fully exercisable options to purchase 400,000 shares.
[14]Consists of 1,236,720 shares held directly by management, 20,839,492 shares held by Dolphin and vested, fully exercisable options to purchase 1,054,750 shares.

Change in Control

To the knowledge of the Company's management, there are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

EXECUTIVE COMPENSATION

Executive Officer Compensation

The following table sets forth a summary of all compensation awarded to, earned or paid to, the Company's Chief Executive Officer, Chief Financial Officer and other executive officers whose compensation exceeded $100,000 during fiscal years ended December 31, 2011 and December 31, 2010.

SUMMARY COMPENSATION TABLE						
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards[15] ($)	All Other Compensation[16] ($)	Total ($)
Jeffrey R. Bailey,	2011	189,750	59,297	-	14,278	263,325
Chief Executive Officer	2010	189,750	68,073	28,523	14,740	301,086
Michael J. Rugen,	2011	150,000	37,500	-	15,759	203,259
Chief Financial Officer	2010	150,000	43,050	-	12,311	205,361
Cary V. Sorensen,	2011	137,940	27,588	-	9,545	175,073
General Counsel	2010	137,940	39,588	16,620	8,149	202,297
Charles P. McInturff,	2011	92,500	18,500	-	17,024	128,024
Vice President	2010	92,500	26,548	-	13,493	132,541

[15] The amounts represented in this column are equal to the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, in connection with options granted under the Tengasco, Inc. Stock Incentive Plan. See Note 12 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for information on the relevant valuation assumptions.

[16] The amounts in this column consist of Tengasco's matching contributions to its 401 (k) plan, personal use of company vehicles, and the portion of company-wide group term life insurance premiums allocable to these named executive officers.

Outstanding Equity Awards at Fiscal Year-End

	OPTION AWARDS			
	Number of securities underlying unexercised options	Number of securities underlying unexercised options		
	(#)	(#)	Option exercise price	
Name	exercisable	unexercisable [17]	($)	Option expiration date
Jeffrey R. Bailey	127,000		$ 0.44	8/29/2015
Michael J. Rugen	160,000	240,000	$ 0.50	9/27/2015
Cary V. Sorensen	74,000		$ 0.44	8/29/2015
Charles P. McInturff	400,000		$ 0.57	2/1/2013

Option and Award Exercises

None in 2011.

Employment Contracts

There are presently no employment contracts relating to any member of management. However, depending upon the Company's operations and requirements, the Company may offer long-term contracts to executive officers or key employees in the future.

Compensation of Directors

The Board of Directors has resolved to compensate members of the Board of Directors for attendance at meetings at the rate of $250 per day, together with direct out-of-pocket expenses incurred in attendance at the meetings, including travel. The Directors, however, have waived such fees due to them as of this date for prior meetings.

Members of the Board of Directors may also be requested to perform consulting or other professional services for the Company from time to time, although at this time no such arrangements are in place. The Board of Directors has reserved to itself the right to review all directors' claims for compensation on an ad hoc basis.

Board members currently receive fees from the Company for their services as director. They may also from time to time be granted stock options under the Tengasco, Inc. Stock

[17] Mr. Rugen's 240,000 unexercisable share options will vest at the rate of 80,000 share options per year on 9/27/2012, 9/27/2013, and 9/27/2014.

Incentive Plan. A separate plan to issue cash and/or shares of stock to independent directors for service on the Board and various committees of the Board of Directors was authorized by the Board of Directors and approved by the Company's shareholders. A copy of the Plan is posted at the Company's website at www.tengasco.com. No award was made to any independent director under this plan in Fiscal 2011.

DIRECTOR COMPENSATION FOR FISCAL 2011

Name	Fees earned or paid in cash ($)	Option awards compensation [18] ($)	Total ($)
Matthew K. Behrent	$ 30,000	$ 23,990	$ 53,990
John A. Clendening	$ 30,000	$ 23,990	$ 53,990
Hughree F. Brooks	$ 20,000	$ 9,734	$ 29,734
Peter E. Salas	$ 30,000	$ 23,990	$ 53,990

CERTAIN TRANSACTIONS

There have been no material transactions, series of similar transactions or currently proposed transactions during Fiscal 2010 and 2011, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for its last two completed fiscal years in which any director or executive officer or any security holder who is known to the Company to own of record or beneficially more than 5% of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

[18] The amounts represented in this column are equal to the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, in connection with options granted under the Tengasco, Inc. Stock Incentive Plan. See Note 12 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for information on the relevant valuation assumptions.
As of December 31, 2011, Mr. Behrent held 118,750 unexercised options.
As of December 31, 2011, Mr. Clendening held 118,750 unexercised options.
As of December 31, 2011, Mr. Brooks held 18,750 unexercised options.
As of December 31, 2011, Mr. Salas held 118,750 unexercised options.

Review, Approval or Ratification of Transactions with Related Parties[19]

The Company's Board of Directors has adopted a written Related Party Transactions Approval Policy which is posted on the Company's website at www.tengasco.com. It is the Company's preference to avoid entering into a material related-party transaction if a transaction with a non-related party is available on an equally timely and equally beneficial basis. However, if a Related Party Transaction appears to be in the Company's best interest then it will be approved or ratified if the Board of Directors pursuant to the Company's Related Party Transaction Approval Policy expressly finds that the terms of the transaction are comparable to or more beneficial to the Company than those that could be obtained in arm's length dealings with an unrelated third party; or, the transaction is approved by the majority of disinterested members of the Company's Board of Directors.

Parent of Issuer

The Company has no parent.

BOARD RECOMMENDATION AND VOTE REQUIRED

For Proposal No. 1 regarding the election of directors, votes may be cast in favor of all nominees, may be withheld with regard to all nominees or may be withheld only with regard to nominees specified by the stockholder. Directors will be elected by a plurality of the votes of the shares of the Company's common stock present in person or represented by proxy, and entitled to vote on the election of directors at a meeting at which a quorum is present. Abstentions are tabulated in determining the votes present at a meeting. Consequently, an abstention has the same effect as a vote against a director-nominee, as each abstention would be one less vote in favor of a director nominee. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (i.e., a "broker non-vote"), those shares will not be considered as present and entitled to vote with respect to that matter. The Board of Directors recommends that stockholders vote "FOR" the nominees set forth above. Unless marked to the contrary, proxies received will be voted FOR the nominees set forth above.

[19] A "Related Party" is any director or executive officer of the Company, any nominee for director, any shareholder known to be the beneficial owner of more than 5% of any class of the Company's voting stock, and any Immediate Family Member of any such Party. "Immediate Family Member" means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a person, and any person (other than a tenant or an employee) sharing the household of such person.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF HEIN & ASSOCIATES, LLP AS INDEPENDENT AUDITORS

On September 21, 2011, the Company engaged Hein & Associates ("Hein") to serve as its independent registered public accounting firm and dismissed Rodefer Moss & Co, PLLC ("Rodefer Moss"). The change in independent registered public accounting firms was approved by the Audit Committee of the Company's Board of Directors. Hein audited the Company's financial statements for the year ended December 31, 2011. The Board's Audit Committee has recommended and the Board of Directors has approved the engagement of Hein as independent certified public accountants, to audit the accounts for the Company for Fiscal 2012.

The Company's change of independent accountants was reported on a Current Report on Form 8-K, dated September 22, 2011 filed with the Securities and Exchange Commission ("SEC"). The Company provided Rodefer Moss with a copy of the Current Report on Form 8-K and requested that Rodefer Moss furnish it with a letter addressed to the SEC stating whether or not it agreed with such statements. Rodefer Moss has provided the Company with a copy of the letter it sent to the SEC stating that it had reviewed and agreed with the Company's statements.

Rodefer Moss audited the Company's financial statements for the years ended December 31, 2010 and 2009. The report of Rodefer Moss on the Company's financial statements as of and for the years ended December 31, 2010 and 2009 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2010 and 2009, and in the subsequent interim period through September 21, 2011, the date the Company changed accounting firms, there were no disagreements with Rodefer Moss on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Rodefer Moss, would have caused them to make a reference to the subject matter of the disagreements in connection with their reports.

During the fiscal years ended December 31, 2010 and 2009, and in the subsequent interim period through September 21, 2011, the date the Company changed accounting firms, there were no reportable events of the kind defined in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended ("Regulation S-K").

Prior to its engagement of Hein as its new independent auditors, the Company did not consult with Hein regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered by Hein on the Company's financial statements; or (iii) any other matter that was the subject of a disagreement between the Company and its former auditors as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as that term is defined in Item 304(a)(1)(v).

The Company is advised that neither Hein nor any of its partners has any material direct or indirect relationship with the Company. The Audit Committee considers Hein be well qualified for the function of serving as the Company's auditors. Delaware law does not require the approval of the selection of auditors by the Company's stockholders, but in view of the importance of the financial statements to stockholders, the Board of Directors deems it desirable that they pass upon its selection of auditors. In the event the stockholders disapprove of the selection, the Board of Directors will consider the selection of other auditors.

AUDIT AND NON-AUDIT FEES

The following table presents the fees for professional audit services rendered by the Company's current independent accountants, Hein, for the audit of the Company's annual consolidated financial statements for the fiscal years ended December 31, 2011 and fees associated with services performed for the quarter ended September 30, 201,and the fees for professional audit services rendered by the Company's previous independent accountants, Rodefer Moss & Co, PLLC, for the audit of the Company's annual consolidated financial statements for the fiscal year ended December 31, 2010 and fees associated with services performed for the quarters ended March 31, 2011 and June 30, 2011, and fees for other services rendered by each of them during each of those periods:

AUDIT AND NON-AUDIT FEES

	2011	2010
Audit Fees	$ 127,668	$ 113,360
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$ 127,668	$ 113,360

Audit fees include fees related to the services rendered in connection with the annual audit of the Company's consolidated financial statements, the quarterly reviews of the Company's quarterly reports on Form 10-Q and the reviews of and other services related to registration statements and other offering memoranda.

Audit-related fees are for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of the Company's financial statements.

Tax Fees include services for (i) tax compliance, (ii) tax advice, (iii) tax planning and (iv) tax reporting.

All Other Fees includes fees for all other services provided by the principal accountants not covered in the other categories such as litigation support, etc.

All of the services for 2010 and 2011 were performed by the full-time, permanent employees of Hein and Rodefer Moss.

All of the 2011 services described above were approved by the Audit Committee pursuant to the SEC rule that requires audit committee pre-approval of audit and non-audit services provided by the Company's independent auditors. The Audit Committee considered whether the provisions of such services, including non-audit services, by Hein were compatible with maintaining its independence and concluded they were.

BOARD RECOMMENDATION AND VOTE REQUIRED

The Board of Directors recommends that you vote in favor of the above proposal to ratify the appointment of Hein & Associates, LLP as independent auditors of the Company for Fiscal 2011. A representative of Hein & Associates, LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if he desires to do so, and is expected to be available to respond to appropriate questions.

Ratification will require the affirmative vote of a majority of the shares present and voting at the meeting in person or by proxy. In the event ratification is not provided, the Audit Committee and the Board of Directors will review the future selection of the Company's independent auditors.

Unless otherwise directed by the stockholder giving the proxy, the proxy will be voted for the ratification of the selection by the Board of Directors of Hein & Associates, LLP as the Company's independent certified public accountants for Fiscal 2012. Shares voted as abstaining will count as votes cast. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (i.e., a "broker non-vote"), those shares will not be considered as present and entitled to vote with respect to that matter. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" Proposal No. 2 because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal.

STOCKHOLDERS' PROPOSALS

Proposals of stockholders intended to be presented at the 2013 annual meeting must be received in writing, by the Chief Executive Officer of the Company at its offices by December 20, 2012 in order to be considered for inclusion in the Company's proxy statement relating to that meeting.

SEC rules and regulations provide that if the date of the Company's 2013 Annual Meeting is advanced or delayed more than 30 days from the date of the 2012 Annual Meeting, stockholder proposals intended to be included in the proxy materials for the 2013 Annual Meeting must be received by the Company within a reasonable time before the Company begins to print and mail the proxy materials for the 2013 Annual Meeting. Upon determination by the Company that the date of the 2013 Annual Meeting will be advanced or delayed by more than 30 days from the date of the 2012 Annual Meeting, the Company will disclose such change in the earliest possible Quarterly Report on Form 10-Q.

By Order of the Board of Directors

Cary V. Sorensen, *Secretary*

TENGASCO, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Jeffrey R. Bailey and Cary V. Sorensen as proxies (the "Proxies"), each with power of substitution and re-substitution, to vote all shares of Common Stock, $.001 par value per share, of Tengasco, Inc. (the "Company") held of record by the undersigned on April 2, 2012 at the Annual Meeting of stockholders to be held at the Homewood Suites by Hilton, 10935 Turkey Drive, Knoxville, Tennessee, on Tuesday May 29, 2012 at 1:00 P.M. local time, or at any adjournments thereof, as directed below, and in their discretion on all other matters coming before the meeting or any adjournments thereof.

Please mark boxes / / in blue or black ink.

1. Election of Directors: Jeffrey R. Bailey, Matthew K. Behrent, Hughree F. Brooks, and Peter E. Salas.

(Mark only one of the two boxes for this item)

/ / VOTE FOR all nominees named above except those who may be named on these two lines:

____

____

(OR)

/ / VOTE WITHHELD as to all nominees named above.

2. Proposal to ratify appointment of Hein & Associates, LLP as the Company's independent certified public accountants for Fiscal 2012:

FOR / / AGAINST / / ABSTAIN / /

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

When properly executed, this Proxy will be voted as directed. If no direction is made, this Proxy will be voted "FOR" Proposals 1 and 2.

Please mark, date, and sign and return this Proxy promptly in the enclosed envelope.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney or executor, administrator, trustee or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Dated: ______________________, 2012

X ___________________________
Signature

X ___________________________
Print Name(s)

X ___________________________
Signature, if held jointly

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC Mail Processing Section
RECEIVED
MAY - 4 2012
Wash, D.C.
310

REPORT ON FORM 10-K

(Mark one)

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2011** or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.

Commission File No. 1-15555

TENGASCO, INC.

(name of registrant as specified in its charter)

Delaware
(state or other jurisdiction of Incorporation or organization)

87-0267438
(I.R.S. Employer Identification No.)

11121 Kingston Pike, Suite E, Knoxville, TN
(Address of Principal Executive Offices)

37934
(Zip Code)

Registrant's telephone number, including area code: **(865) 675-1554**

Securities registered pursuant to Section 12(b) of the Act: **None.**
Securities registered pursuant to Section 12(g) of the Act: **Common Stock, $.001 par value per share.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes [ ] **[X]** No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] **[X]** No

Indicated by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [**X**] [ ] No

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files [X] Yes [ ] No



Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (§229.405 of this Chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ]　　　Accelerated Filer [ ]
Non-accelerated Filer [ ]　　　Smaller Reporting Company [X]
(Do not check if a Smaller Reporting Company)

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No **[X]**

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $28 million (June 30, 2011 closing price $0.74).

The number of shares outstanding of the registrant's $.001 par value common stock as of the close of business on March 16, 2012 was 60,737,413.

Documents Incorporated By Reference

The information required by Part III of this Report on Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement for the Annual Meeting of Shareholders to be held on May 29, 2012 to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the registrant's fiscal year.

Table of Contents

[This Page Intentionally Left Blank.]

FORWARD LOOKING STATEMENTS

The information contained in this Report, in certain instances, includes forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding the Company's "expectations," "anticipations," "intentions," "beliefs," or "strategies" or any similar word or phrase regarding the future. Forward-looking statements also include statements regarding revenue margins, expenses, and earnings analysis for 2011 and thereafter; oil and gas prices; exploration activities; development expenditures; costs of regulatory compliance; environmental matters; technological developments; future products or product development; the Company's products and distribution development strategies; potential acquisitions or strategic alliances; liquidity and anticipated cash needs and availability; prospects for success of capital raising activities; prospects or the market for or price of the Company's common stock; and control of the Company. All forward-looking statements are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any such forward-looking statement. The Company's actual results could differ materially from the forward-looking statements. Among the factors that could cause results to differ materially are the factors discussed in "Risk Factors" below in Item 1A of this Report.

Projecting the effects of commodity prices, which in past years have been extremely volatile, on production and timing of development expenditures includes many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates.

GLOSSARY OF OIL AND GAS TERMS

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this document:

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bcf. One billion cubic feet of gas.

BOE. One stock tank barrel equivalent of oil, calculated by converting gas volumes to equivalent oil barrels at a ratio of 6 thousand cubic feet of gas to 1 barrel of oil.

BOPD. Barrels of oil per day.

Btu. British thermal unit. One British thermal unit is the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Development project. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil or gas from an established spot market price to reflect differences in the quality and/or location of oil or gas.

Economically producible. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities. The terminal point is generally regarded as the outlet valve on the lease or field storage tank.

Estimated ultimate recovery (EUR). Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date,

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well or a stratigraphic test well.

Farmout. An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well on that location.

Gas. Natural gas.

MBbl. One thousand barrels of oil or other liquid hydrocarbons.

MBOE. One thousand BOE.

Mcf. One thousand cubic feet of gas.

Mcfd. One thousand cubic feet of gas per day

MMcfe. One million cubic feet of gas equivalent.

MMBOE. One million BOE.

MMBtu. One million British thermal units.

MMcf. One million cubic feet of gas.

NYMEX. New York Mercantile Exchange.

Oil. Crude oil, condensate and natural gas liquids.

Operator. The individual or company responsible for the exploration and/or production of an oil or gas well or lease.

Play. A geographic area with hydrocarbon potential.

Polymer. The purpose of the polymer gel treatment is to reduce excessive water production and increase oil or gas production from wells that produce from water-drive reservoirs. These wells are typically produced from naturally fractured carbonate reservoirs such as dolomites and limestone in mature fields. Successful treatments are also run in certain types of sandstone reservoirs. Other practical applications of polymer gels include the treatment of waterflood injection wells to correct channeling or change the injection profile, to improve the ability of the injected fluids to sweep the producing wells in the field, making the waterflood much more efficient and allowing the operator to recover more oil in a shorter period of time.

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence the project, within a reasonable time.

The area of the reservoir considered as proved includes all of the following: (i) the area identified by drilling and limited by fluid contacts, if any; and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil and gas on the basis of available geoscience and engineering data.

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establish a lower contact with reasonable certainty.

Where direct observation from well penetrations has defined a highest known oil elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering or performance data and reliable technology establish the higher contact with reasonable certainty.

Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities.

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the twelve-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved reserve additions. The sum of additions to proved reserves from extensions, discoveries, improved recovery, acquisitions and revisions of previous estimates.

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reserve additions. Changes in proved reserves due to revisions of previous estimates, extensions, discoveries, improved recovery and other additions and purchases of reserves in-place.

Reserve life. A measure of the productive life of an oil and gas property or a group of properties, expressed in years.

Royalty interest. An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Standardized measure. The present value, discounted at 10% per year, of estimated future net revenues from the production of proved reserves, computed by applying sales prices used in estimating proved oil and gas reserves to the year-end quantities of those reserves in effect as of the dates of such estimates and held constant throughout the productive life of the reserves and deducting the estimated future costs to be incurred in developing, producing and abandoning the proved reserves (computed based on year-end costs and assuming continuation of existing economic conditions). Future income taxes are calculated by applying the appropriate year-end statutory federal and state income tax rate with consideration of future tax rates already legislated, to pre-tax future net cash flows, net of the tax basis of the properties involved and utilization of available tax carryforwards related to proved oil and gas reserves.

SWD. Salt water disposal well.

Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Waterflood. A method of secondary recovery in which water is injected into the reservoir formation to displace residual oil. The water from injection wells physically sweeps the displaced oil to adjacent production wells.

Working interest. An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

References herein to the "Company", "we", "us" and "our" mean Tengasco, Inc.

PART I

ITEM 1. BUSINESS.

History of the Company

The Company was initially organized in Utah in 1916 under a name later changed to Onasco Companies, Inc. In 1995, the Company changed its name from Onasco Companies, Inc. by merging into Tengasco, Inc., a Tennessee corporation, formed by the Company solely for this purpose. At the Company's Annual Meeting held on June 11, 2011, the stockholders of the Company approved an Agreement and Plan of Merger previously adopted by the Company's Board of Directors which provided for the merger of the Company into a wholly-owned subsidiary formed in Delaware for the purpose of changing the Company's state of incorporation from Tennessee to Delaware. The merger became effective on June 12, 2011 and the Company is now a Delaware corporation.

OVERVIEW

The Company is in the business of exploration for and production of oil and natural gas. The Company's primary area of oil exploration and production is in Kansas. The Company's primary area of gas production is the Swan Creek field in Tennessee.

The Company's wholly-owned subsidiary, Tengasco Pipeline Corporation ("TPC") owns and operates a 65-mile intrastate pipeline which it constructed to transport natural gas from the Company's Swan Creek Field to customers in Kingsport, Tennessee.

The Company's wholly-owned subsidiary, Manufactured Methane Corporation ("MMC") operates treatment and delivery facilities using the latest developments in available treatment technologies for the extraction of methane gas from nonconventional sources for delivery through the nation's existing natural gas pipeline system, including the Company's pipeline system in Tennessee for eventual sale to natural gas customers.

The Company also has a management agreement with Hoactzin Partners, L.P. ("Hoactzin") to manage Hoactzin's oil and gas properties in the Gulf of Mexico offshore Texas and Louisiana (See below, "General 4. Management Agreement with Hoactzin"). Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin Offshore Partners, L.P., which is the Company's largest shareholder.

General

1. The Kansas Properties

The Kansas Properties presently include 185 producing oil wells in central Kansas. Our management and staff have a great deal of Kansas exploration and production experience. We have onsite production management and field personnel working in Kansas.

In 2011, the Company continued to focus on both development drilling and to a lesser degree, exploration drilling. Many of the wells that were drilled, were on leases that are still in effect because they are being held by existing production. The leases provide for a landowner royalty of 12.5%. Some wells are subject to an overriding royalty interest from 0.5% to 9%. Other than such wells bearing overriding royalties, the Company maintains a 100% working interest in most of its older wells and any undrilled acreage in Kansas. The terms for most of the Company's newer leases in Kansas are from three to five years.

During 2011, the Company drilled 25 gross wells. The Company has a 100% working interest in all of the wells. The success rate was 16 producers and 9 dry holes for the 25 wells drilled by the Company in Kansas.

Kansas as a whole is of major significance to the Company. The majority of the Company's current reserve value, current production, revenue, and future development objectives are centered in the Company's ongoing interest in Kansas. By using 3-D seismic evaluation on existing locations owned by the Company in Kansas, the Company has added and continues to add proven direct offset locations.

A. Kansas Ten Well Drilling Program

On September 17, 2007, the Company entered into a ten well drilling program with Hoactzin, consisting of three wildcat wells and seven developmental wells to be drilled on the Company's Kansas Properties (the "Program"). Under the terms of the Program, Hoactzin paid the Company $0.4 million for each producing well and $0.25 million for each per dry hole. The terms of the Program also provided that Hoactzin would receive all the working interest in the producing wells, and would pay an initial fee to the Company of 25% of its working interest revenues net of operating expenses, referred to as a management fee. The fee paid to the Company by Hoactzin will increase to an 85% working interest when net revenues received by Hoactzin reach an agreed payout point of approximately 1.35 times Hoactzin's purchase price (the "Payout Point").

Nine of the ten wells in the program were completed as oil producers and during the 4th quarter 2011 had gross production of approximately 38 barrels per day in total. Hoactzin paid a total of $3.85 million (the "Purchase Price") for its interest in the Program resulting in the Payout Point being determined as $5.2 million. The Purchase Price paid by Hoactzin for its interest in the Program wells exceeded the Company's actual drilling cost of approximately $2.6 million for the ten wells by more than $1 million.

In 2011, the wells from the Program produced 15.5 MBbls of which 10.2 MBbls were net to Hoactzin. As of December 31, 2011, net revenues received by Hoactzin from the Program totaled $3.9 million which leaves a balance of $1.3 million until the Payout Point is reached.

Although production level of the Program wells will decline over time in accordance with expected decline curves, based on the drilling results of the Program wells to date and the current price of oil, the Program wells are now expected to reach the Payout Point by December 31, 2013. However, under the terms of the agreement reaching the Payout Point could be accelerated by applying 75% of the net profits Hoactzin receives from the methane extraction project developed by MMC at the Carter Valley, Tennessee landfill (the "Methane Project"), toward reaching the Payout Point. (The Methane Project is discussed in greater detail below.)

As part of a series of transactions with Hoactzin relating to the Program and the Methane Project, on September 17, 2007 the Company entered into another agreement with Hoactzin providing that if the Program and the Methane Project in combination failed to return net revenues to Hoactzin equal to 25% of the Purchase Price by December 31, 2009, then Hoactzin had an option to exchange up to 20% of its net profits interest in the Methane Project for convertible preferred stock to be issued by the Company.

However, as stated, net revenues received by Hoactzin from the wells in the Program through December 31, 2011 totaled $3.9 million thereby reaching the Purchase Price and therefore no preferred stock will ever be issued to Hoactzin.

The reserve information for the parties' respective Ten Well Program interests as of December 31, 2011 is indicated in the table below. Reserve reports are obtained annually and estimates related to those reports are updated upon receipt of the report. These calculations were made using commodity prices based on the twelve month arithmetic average of the first day of the month price for the period January through December 2011 as required by SEC regulations. The table below reflects eventual pay as occurring through the realization of proceeds at prices used in the reserve report dated December 31, 2011 of approximately $88.53 per barrel.

Reserve Information for Ten Well Program Interest for the Year Ended December 31, 2011

	Barrels Attributable to Party's Interest MBbl	Future Cash Flows Attributable to Party's Interest (in thousands)	Present Value of Future Cash Flows Attributable to Party's Interest (in thousands)
Tengasco	102.9	$5,744	$2,241
Hoactzin Partners, L.P.	37.7	$2,285	$1,519

As of December 31, 2011, the original invested amount of $3.85 million has been reduced to zero. Consequently, Hoactzin is precluded by these results from any possibility of exercising its contingent option under the exchange agreement to convert into preferred stock. All of the $3.85 million paid has been from the Ten Well Program.

B. Kansas Production

The Company's gross oil production in Kansas increased in 2011 from 2010 levels. In 2011, the Company produced 241 MBbls in Kansas compared to 224 MBbls in 2010. The 15 wells that were polymered in 2011 produced 32 MBbl and the 16 successful new wells drilled in 2011 produced approximately 16 MBbl.

The capital projects undertaken by the Company in 2011 were funded from cash flow and approximately $2 million from bank borrowings. The Company plans to have a more active drilling program in 2012. However, if future oil prices should decrease, it may cause the Company to reduce its anticipated 2012 capital spending. The Company has a derivative agreement providing a $65 floor on 10,000 barrels of oil per month from January 2012 through December 2012 to minimize the effect of an oil price decrease.

2. The Tennessee Properties

In the early 1980's Amoco Production Company owned numerous acres of oil and gas leases in the Eastern Overthrust in the Appalachian Basin, including the area now referred to as the Swan Creek Field. Amoco successfully drilled two natural gas discovery wells in the Swan Creek Field to the Knox Formation. In the mid-1980's, however, development of this field was cost prohibitive due to a substantial decline in worldwide oil and gas prices which was further exacerbated by the high cost of constructing a necessary 23-mile pipeline to deliver gas from the Swan Creek Field to the closest market. In July 1995, the Company acquired the Swan Creek leases and began development of the field.

A. Swan Creek Pipeline Facilities

The Company's completed pipeline system is owned and operated by TPC and extends 65 miles from the Swan Creek Field to several meter stations in Kingsport, Tennessee. The pipeline system was built for a total cost of $16.4 million. The Company reviews the carrying value of the pipeline for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. During 2010 there were indicators the pipeline may be impaired and the Company performed an assessment of the carrying value as of December 31, 2010 based on expected future cash flows. The assessment resulted in the Company recording an impairment of approximately $5.0 million for the year ended December 31, 2010. At December 31, 2011 management determined there were no indicators of impairment, therefore, there is no impairment charge for the year ended December 31, 2011. The net book value of the pipeline system was approximately $6.9 million and $7.0 million at December 31, 2011 and 2010, respectively.

B. Swan Creek Production and Development

The Company has concluded based on the results of previously drilled wells and seismic data that drilling new gas wells in the Swan Creek Field would not achieve any significant increase in daily gas production totals from the Field. Current wells in production in the Swan Creek Field would be capable of and would likely produce all the remaining reserves in that Field. As a result, the Company has not drilled any new gas wells in the Swan Creek Field since 2004.

Because no drilling for natural gas in the Knox formation in Swan Creek is anticipated in the future, the current production levels less decline are the sole value of natural gas reserves and natural gas production. The existing production from the current 12 wells producing natural gas are showing typical Appalachian production declines, which exhibit a long-lived nature but more modest volumes. The experienced decline in actual production levels from existing wells in the Swan Creek Field was expected and predictable. Although there can be no assurance, the Company expects these natural rates of decline in the future will be comparable to historical decline experienced over the 2010-2011 period.

During 2011, the Company had 12 producing gas wells and 4 producing oil wells in the Swan Creek Field. Gross gas sales from the Swan Creek Field during 2011 averaged 90 Mcfd compared to 93 Mcfd in 2010. Gross oil sales volumes from the Swan Creek field during 2011 averaged 15 BOPD compared to 17 BOPD in 2010.

The Company continues to evaluate nearby properties for the purpose of exploring the rim of the Swan Creek anticline for Devonian Shale gas production. The Company may seek development of these properties with other industry partners as it remains possible that when more than one well is drilled, it may be economically feasible to treat (if necessary) the produced gas as required, and to construct gathering facilities necessary to connect to the Company's pipeline to bring the gas to market. To date no industry partners have been found by the Company to further explore these properties and no assurances can be made that such a partner can be found or that an agreement may be reached with such partner on terms acceptable to the Company. During 2011, the Company drilled one exploratory well in an attempt to find Devonian Shale gas. Although the well did not produce oil or natural gas in commercial quantities, this well was a first step in defining the structure. In addition, the company plans to drill additional oil prospects in Swan Creek.

3. Methane Project

On October 24, 2006, the Company signed a twenty-year Landfill Gas Sale and Purchase Agreement (the "Agreement") with BFI Waste Systems of Tennessee, LLC ("BFI"), an affiliate of Allied Waste Industries ("Allied"). In 2008, Allied merged into Republic Services, Inc. ("Republic"). The Company assigned its interest in the Agreement to MMC and provides that MMC will purchase the entire naturally produced gas stream being collected at the Carter Valley municipal solid waste landfill owned and operated by Republic in Church Hill, Tennessee and located about two miles from the Company's pipeline. The Company installed a proprietary combination of advanced gas treatment technology to extract the methane component of the purchased gas stream. Methane is the principal component of natural gas and makes up about half of the purchased raw gas stream by volume. The Company constructed a pipeline to deliver the extracted methane gas to the Company's existing pipeline (the "Methane Project").

The total cost for the Methane Project, including pipeline construction, was approximately $4.5 million. The costs of the Methane Project were funded primarily by (a) the money received by the Company from Hoactzin to purchase its interest in the Ten Well Program which exceeded the Company's actual costs of drilling the wells in that Program by more than $1 million; (b) cash flow from the Company's operations; and (c) $0.8 million of the funds the Company borrowed under its then credit facility with Sovereign Bank of Dallas, Texas ("Sovereign Bank"). Methane gas produced by the project facilities was initially mixed in the Company's pipeline and delivered and sold to Eastman under the terms of the Company's natural gas purchase and sale agreement with Eastman. The gas supply from this landfill is projected to grow over the years as the underlying operating landfill continues to expand and generate additional naturally produced gas, and for several years following the closing of the landfill, estimated by Republic to occur in 2041. Gas production will continue in commercial quantities up to 10 years after closure of the landfill.

MMC declared startup of commercial operations on April 1, 2009. During the month of April, the facility produced and sold 14 MMcf of methane gas to Eastman and was online about 91% of the calendar month. System maintenance and landfill supply adjustments accounted for the remainder of the time. On May 1, 2009, Eastman advised MMC that it was suspending deliveries of the methane gas stream pending approval by the federal Environmental Protection Agency ("EPA") of Eastman's petition for inclusion of treated methane gas as natural gas within the meaning of the EPA's continuous emission monitoring rules applicable to Eastman's large boilers during the annual "smog season" beginning May 1st of each year. Although Eastman had begun seeking this approval in February, 2009, with the assistance of the Air Quality Department of the Tennessee Department of Environment and Conservation, the EPA had not acted by May 1, 2009. Eastman furnished to the EPA information provided by MMC that establishes that the methane gas stream is better fuel under the rule standards than even "natural" gas, which is technically defined in the smog season rules to include gas being "found in geologic formations beneath the earth's surface". Because approval was not promptly received, MMC was forced to seek alternative markets for the methane gas stream.

The Company concluded an agreement for sale of the methane gas to Hawkins County Gas Utility District, a local utility commencing August 1, 2009 on a month to month basis. Effective September 1, 2009 the Company also began sales of its Swan Creek gas production to Hawkins County

Gas Utility District, because the physical mixing of Swan Creek natural gas with MMC's methane gas caused Eastman to suspend deliveries of both categories of gas as mixed.

On August 27, 2009, the Company entered into a five-year fixed price gas sales contract with Atmos Energy Marketing, LLC, ("AEM") in Houston, Texas, a nonregulated unit of Atmos Energy Corporation (NYSE: ATO) for the sale of the methane component of landfill gas produced by MMC at the Carter Valley Landfill. The agreement provides for the sale of up to 600 MMBtu per day. The contract was effective beginning with September 2009 gas production and ends July 31, 2014. The agreed contract price of over $6 per MMBtu was a premium to the then current five-year strip price for natural gas on the NYMEX futures market.

MMC's plant is capable of remaining in operation for a full 24 hours per day. Daily production decreases during days when the plant operates less than 24 hours, whether due to any equipment or collection system supply issue. The primary reason experienced for less-than- 24-hour operation since April 2009 has been frequent spiking in the oxygen content in the raw gas collected by Republic and delivered to the plant, rather than being caused by equipment malfunctions in MMC's plant. Oxygen spikes shut down MMC's equipment for safety reasons, as high oxygen gas streams become explosive under the compression required in our treatment process. In mid-2010 the oxygen spikes increased from occasional spikes to an almost constant level of oxygen that caused longer downtime to our equipment. MMC's plant had minimal production of sales methane during the fourth quarter of 2010 of approximately 5,500 MMBTU of methane gas for an average of 60 MMBTU per day. The MMC plant had no production of sales methane during the third quarter 2010. During the second quarter in 2010, the facility produced approximately 27,000 MMBtu of methane, an average of 300 MMBtu per day. In the first quarter of 2010, the facility had produced about 19,600 MMBtu, an average of 220 MMBtu per day.

These problems continued throughout 2011, with average production being 81MMBtu per day for the twelve month period ending December 31, 2011 or a total yearly production of 29,469 MMBtu. The final two months of 2011 had no production at the methane plant, due to additions being made to MMC's facility to allow installation and fueling of the electric generator described below.

In order to address the issue of significant plant downtime due to oxygen levels, MMC sought to eliminate the recycling of a process methane gas stream within the methane plant. That recycling had the effect of increasing the oxygen percentages at plant inlet when it was recycled to the plant inlet in order to extract some still-remaining methane. By ceasing use of that recycle stream, methane extraction efficiency would be reduced, but run time would be increased by avoiding some oxygen-caused shutdowns for safety. MMC determined the recycle gas stream could be repurposed to be used to fuel an electric generator onsite, which would offset electric utility costs at the methane plant, as well as providing an additional revenue source. In April 2011 MMC purchased a Caterpillar genset from Parkway Services Group of Lafayette, Louisiana which was delivered in late 2011 and installed at the methane plant site for generation of electricity. Total cost of the generator including installation and interconnection with the power grid is approximately $1.1 million.

On January 25, 2012, MMC commenced sales of electricity generated at the Carter Valley site of its methane extraction facilities. The electricity generated is sold under a ten year firm price contract with Holston Electric Cooperative, Inc., the local distributor, and Tennessee Valley Authority through TVA's Generation Partners program. That program accepted generated renewable power only up to

999KW; MMC's generation equipment is rated at 974 KW to maximize revenues under the favorable electricity pricing under the Generation Partners program. The price provision under this contract pays MMC the current retail price charged monthly to small commercial customers by Holston Electric Cooperative, plus a "green" premium of 3 cents per kilowatt hour (KWH). Current price paid to MMC is $.129 per KWH. Current electric production is about 22,800 KWH per day for gross revenue of about $2,950 per day. The contract terminates in January 2022 but can be extended for an additional ten years at a purchase price to be negotiated at that time. Methane gas sales will continue under the Atmos contract simultaneously with electricity sales and the same one-eighth royalty on electricity revenues will be paid to the landfill owner as is paid on methane revenues. The electric generation also reduces oxygen input to the methane plant, which along with improvements to the collection system in the field have together resulted in consistently high levels of in-service time since January 25, 2012 and through the date of this Report. Although a portion of the gas used for generation of electricity will not be available for methane extraction, the use of the gas for electricity generation is equivalent to sale of the methane for almost $15per MMBtu, more than double the price currently received for methane sales and six times the current natural gas spot market price.

On September 17, 2007, Hoactzin, simultaneously with subscribing to participate in the Ten Well Program (the "Program"), pursuant to a separate agreement with the Company was conveyed a 75% net profits interest in the Methane Project. Any net profits from the Methane Project, if received by Hoactzin, would be applied towards the determination of the Payout Point (as defined above) for the Ten Well Program. When the Payout Point is reached from either the revenues from the wells drilled in the Program or the Methane Project or a combination thereof, Hoactzin's net profits interest in the Methane Project will decrease to 7.5%. The agreed method of calculation of net profits takes into account specific costs and expenses as well as gross revenues for the project. As a result of the startup costs and ongoing operating expenses, and reduced production levels discussed above, no net profits as defined have been generated from project startup in April, 2009 through December 31, 2011 for payment to Hoactzin under the net profits interest conveyed. As of the date of this report, all payments applied to reaching the Payout Point have been generated from the Program.

4. Management Agreement with Hoactzin

On September 17, 2007, the Company entered into a drilling program with Hoactzin Partners, L.P. ("Hoactzin") for ten wells consisting of approximately three wildcat wells and seven developmental wells to be drilled on the Company's Kansas Properties (the "Ten Well Program"). Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc. and the general partner of Dolphin Offshore Partners, L.P., which is the Company's largest shareholder.

Under the terms of the Ten Well Program, Hoactzin paid the Company $0.4 million for each well drilled in the Ten Well Program completed as a producing well and $0.25 million for each well that was non-productive. The terms of the Ten Well Program also provide that Hoactzin will receive all the working interest in the ten wells in the Program, but will pay an initial fee to the Company of 25% of its working interest revenues net of operating expenses. This is referred to as a management fee but, as defined, is in the nature of a net profits interest. The fee paid to the Company by Hoactzin will increase to 85% when and if net revenues received by Hoactzin reach an agreed payout point of approximately 1.35 times Hoactzin's purchase price (the "Payout Point") for its interest in the Ten Well Program.

In March 2008, the Company drilled and completed the tenth and final well in the Ten Well Program. Of the ten wells drilled, nine were completed as oil producers and are currently producing approximately 38 barrels per day in total. Hoactzin paid a total of $3.85 million (the "Purchase Price") for its interest in the Ten Well Program resulting in the Payout Point being determined as $5.2 million. The amount paid by Hoactzin for its interest in the Program wells exceeded the Company's actual drilling costs of approximately $2.8 million for the ten wells by more than $1 million.

Although production level of the Program wells will decline with time in accordance with expected decline curves for these types of wells, based on the drilling results of the wells in the Ten Well Program and the current price of oil, the Program wells would be expected to reach the Payout Point by December 31, 2013 solely from the oil revenues from the wells. However, under the terms of the Company's agreement with Hoactzin, reaching the Payout Point may be accelerated by operation of a second agreement by which Hoactzin will apply 75% of the net profits it may receive from a methane extraction project discussed below developed by the Company's wholly-owned subsidiary, Manufactured Methane Corporation ("MMC"), to the Payout Point. Those methane project net profits if applied may result in the Payout Point being achieved sooner than relying solely upon revenues from the Program wells. However, as discussed below, although the Methane Project has been placed into operation, no Methane Project net profits have been generated or paid to Hoactzin through December 31, 2011.

On September 17, 2007, Hoactzin, simultaneously with subscribing to participate in the Ten Well Program, pursuant to the second agreement referred to above with the Company was conveyed a 75% net profits interest in the methane extraction project developed by MMC at the Carter Valley landfill owned and operated by Republic Services in Church Hill, Tennessee (the "Methane Project"). Net profits, if any from the Project received by Hoactzin will be applied towards the determination of the Payout Point (as defined above) for the Ten Well Program.

Through December 31, 2011, no payments have been made to Hoactzin for its 75% net profits interest in the Methane Project, because no net profits have been generated. The method of calculation of the net profits interest takes into account specific costs and expenses as well as gross revenues for the project. As a result of the startup costs and ongoing operating expenses, no net profits as defined in the agreement have been generated from project startup in April, 2009 through December 31, 2011 for payment to Hoactzin under the net profits interest conveyed. When the Payout Point is reached from either the revenues from the wells drilled in the Ten Well Program or Hoactzin's share of the net profits from the Methane Project or a combination thereof, Hoactzin's net profits interest in the Methane Project will decrease to a 7.5% net profits interest.

On September 17, 2007, the Company also entered into a third simultaneous agreement with Hoactzin providing that if the Program and the Methane Project interest in combination failed to return net revenues to Hoactzin equal to 25% of the Purchase Price it paid for its interest in the Ten Well Program by December 31, 2009, then Hoactzin would have an option to exchange up to 20% of its net profits interest in the Methane Project for convertible preferred stock to be issued by the Company with a liquidation value equal to 20% of the Purchase Price less the net proceeds received at the time of any exchange. By December 31, 2011, the amount of net revenues received by Hoactzin from the Ten Well Program has reduced the Company's obligation to Hoactzin for the amount of the funds it had advanced for the Purchase Price from $3.85 million to zero, thereby reaching the purchase price and therefore no preferred stock will ever be issued to Hoactzin.

On December 18, 2007, the Company entered into a Management Agreement with Hoactzin. On that same date, the Company also entered into an agreement with Charles Patrick McInturff employing him as a Vice-President of the Company. Pursuant to the Management Agreement with Hoactzin, Mr. McInturff's duties while he is employed as Vice President of the Company will include the management on behalf of Hoactzin of its working interest in certain oil and gas properties owned by Hoactzin and located in the onshore Texas Gulf Coast, and offshore Texas and offshore Louisiana. As consideration for the Company entering into the Management Agreement, Hoactzin agreed that it will be responsible to reimburse the Company for the payment of one-half of Mr. McInturff's salary, as well as certain other benefits he receives during his employment by the Company. In further consideration for the Company's agreement to enter into the Management Agreement, Hoactzin granted to the Company an option to participate in up to a 15% working interest on a dollar for dollar cost basis in any new drilling or workover activities undertaken on Hoactzin's managed properties during the term of the Management Agreement. The term of the Management Agreement ends on the earlier of the date Hoactzin sells its interest in its managed properties or five years (December 2012).

The Company became the operator of certain properties owned by Hoactzin in connection with the Management Agreement. The Company obtained from IndemCo, over time, bonds in the face amount of approximately $10.7 million for the purpose of covering plugging and abandonment obligations for operated properties located in federal offshore waters in favor of the Bureau of Ocean Energy Management, Regulation and Enforcement, and certain private parties.

In connection with the issuance of these bonds the Company entered into a Payment and Indemnity Agreement with IndemCo that guarantees payment of any bonding liabilities incurred by IndemCo. Dolphin Direct Equity Partners, LP co-signed the Payment and Indemnity Agreement, thereby becoming jointly and severally liable with the Company for the obligations to IndemCo. Hoactzin has provided $6.6 million in cash to IndemCo as collateral for the obligations. Dolphin Direct Equity Partners is a private equity fund controlled by Peter E. Salas that has a significant economic interest in Hoactzin.

As operator, the Company has routinely contracted in its name for goods and services with vendors in connection with its operation of the Hoactzin properties. In practice, Hoactzin pays directly these invoices for goods and services that are contracted in the Company's name. During late 2009 and early 2010, Hoactzin undertook several significant operations, for which the Company contracted in the ordinary course. As a result of the operations performed in late 2009 and early 2010, Hoactzin experienced significant past due balances to several vendors, a portion of which are included on the Company's balance sheet as of December 31, 2011. Payables related to these and ongoing operations remained outstanding at the end of 2011 and 2010 in the amount of $0.3 million and $1.0 million respectively. Because this amount is material, the Company recorded the Hoactzin-related payables and the corresponding receivable from Hoactzin as of December 31, 2011 in its Consolidated Balance Sheets under "Accounts payable – other" and "Accounts receivable – related party. The Company expects that Hoactzin will fully satisfy all these vendor obligations with its own resources.

No Tengasco funds have been advanced by Tengasco to pay any obligations of Hoactzin. No borrowing capability of Tengasco has been or is expected to be used by the Company in connection with its obligations under the Management Agreement. The Management Agreement terminates at the earlier of the date of sale, if any, by Hoactzin of its managed properties, or December 2012.

5. Other Areas of Development

The Company is continuing to review and analyze potential acquisitions of additional existing oil and gas production in areas of Kansas, Oklahoma, and Texas. Whether the Company will proceed with any such acquisition it deems appropriate will be dependent on a number of factors, including available financing, oil and gas prices, acquisition prices, etc. Future economic conditions, including any sharp decline in oil prices, will have an adverse impact on the Company's ability to acquire additional properties as it will reduce the Company's cash flows and borrowing base under its credit facility with F&M Bank and Trust Company. Accordingly, there is no assurance that a suitable property will become available or even if such property becomes available that terms will be established leading to a completion of such a purchase.

The Company has evaluated other geological structures in the East Tennessee area that are similar to the Swan Creek Field. While these areas are of interest, and may be further evaluated at some future time, based on its review to date the Company does not currently intend to actively explore these areas with its own funds. The Company may consider entering into partnerships where further exploration and drilling costs can be largely borne by third parties. There can be no assurances that any third party would participate in a drilling program in these structures, that any of these prospects will be drilled, and if they were drilled that they would result in commercial production.

The Company also intends to establish and explore all business opportunities for connection of the pipeline system owned by the Company's subsidiary TPC to other sources of natural gas or gas produced from non-conventional sources so that revenues from third parties for transportation of gas across the pipeline system may be generated. Although no assurances can be made, such connections may also enable the Company to purchase natural gas from other sources and to then market natural gas to new customers in the Kingsport, Tennessee area at retail rates under a franchise agreement already granted to the Company by the City of Kingsport, subject to approval by the Tennessee Regulatory Authority.

The Company also intends to continue to explore other opportunities such as its Methane Project in Church Hill, Tennessee to obtain natural gas or substitutes for natural gas from non-conventional sources if such gas can be economically treated and tendered in commercial volumes for transportation not only through the Company's existing pipeline system but by other delivery mechanisms and through other interstate or intrastate pipelines or local distribution companies for the purposes of supplementing the Company's revenues from the sale of the methane gas produced by these projects.

Governmental Regulations

The Company is subject to numerous state and federal regulations, environmental and otherwise, that may have a substantial negative effect on its ability to operate at a profit. For a discussion of the risks involved as a result of such regulations, see, "Effect of Existing or Probable Governmental Regulations on Business and Costs and Effects of Compliance with Environmental Laws" hereinafter in this section.

Principal Products or Services and Markets

The principal markets for the Company's crude oil are local refining companies. The principal markets for the Company's natural gas and methane production are local utilities, private industry end-users, and gas marketing companies.

Gas production from the Swan Creek Field can presently be delivered through the Company's completed pipeline to the Powell Valley Utility District in Hancock County, Hawkins County Gas Utility, Eastman and BAE in Sullivan County, other industrial customers in the Kingsport area, as well as gas marketing companies. The Company has acquired all necessary regulatory approvals and necessary property rights for the pipeline system. The Company's pipeline can provide transportation service not only for gas produced from the Company's wells, but also for small independent producers in the local area as well or other pipelines that may be connected to the Company's pipeline in the future.

At present, crude oil produced by the Company in Kansas is sold at or near the wells to Coffeyville Resources Refining and Marketing, LLC ("Coffeyville Refining") in Kansas City, Kansas and to National Cooperative Refinery Association ("NCRA") in McPherson, Kansas. Both Coffeyville Refining and NCRA are solely responsible for transportation to their refineries of the oil they purchase. The Company may sell some or all of its production to one or more additional refineries in order to maximize revenues as purchases prices offered by the refineries fluctuate from time to time. Crude oil produced by the Company in Tennessee is sold to the Ashland Refinery in Kentucky and is transported to the refinery by contracted truck delivery at the Company's expense.

Drilling Equipment

The Company does not currently own a drilling rig or any related drilling equipment. The Company obtains drilling services as required from time to time from various companies as available in the Swan Creek Field area and various drilling contractors in Kansas.

Distribution Methods of Products or Services

Crude oil is normally delivered to refineries in Tennessee and Kansas by tank truck and natural gas is distributed and transported by pipeline.

Competitive Business Conditions, Competitive Position in the Industry and Methods of Competition

The Company's contemplated oil and gas exploration activities in the States of Tennessee and Kansas will be undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable oil and gas properties for acquisition, the Company will be competing with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that the Company's competitive position in the oil and gas industry will be significant as the Company currently exists.

The Company has numerous competitors in the State of Tennessee that are in the business of exploring for and producing oil and natural gas in Kentucky and East Tennessee areas. Some of these companies are larger than the Company and have greater financial resources. These companies are in competition with the Company for lease positions in the known producing areas in which the Company currently operates, as well as other potential areas of interest.

There are numerous producers in the area of the Kansas Properties. Some of these companies are larger than the Company and have greater financial resources.

Although management does not foresee any difficulties in procuring contracted drilling rigs, several factors, including increased competition in the area, may limit the availability of drilling rigs, rig operators and related personnel and/or equipment in the future. Such limitations would have a natural adverse impact on the profitability of the Company's operations.

The Company anticipates no difficulty in procuring well drilling permits in any state. They are usually issued within one week of application. The Company generally does not apply for a permit until it is actually ready to commence drilling operations.

The prices of the Company's products are controlled by the world oil market and the United States natural gas market. Thus, competitive pricing behaviors are considered unlikely; however, competition in the oil and gas exploration industry exists in the form of competition to acquire the most promising acreage blocks and obtaining the most favorable process for transporting the product.

Sources and Availability of Raw Materials

Excluding the development of oil and gas reserves and the production of oil and gas, the Company's operations are not dependent on the acquisition of any raw materials.

Dependence on One or a Few Major Customers

At present, crude oil from the Kansas Properties is being purchased at the well and trucked by Coffeyville Refining and NCRA, which are responsible for transportation of the crude oil purchased. The Company may sell some or all of its production to one or more additional refineries in order to maximize revenues as purchase prices offered by the refineries fluctuate from time to time.

The Company is presently dependent upon a small number of customers for the sale of gas from the Swan Creek Field and the Methane Project. These customers are principally gas marketing companies, utility districts, and industrial customers in the Kingsport area with which the Company may enter into gas sales contracts.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration

On October 19, 2010, the Company's subsidiary MMC was granted United States Patent No. 7,815,713 for Landfill Gas Purification Method and System, pursuant to application filed January 10,

2007. The patent term is for twenty years from filing date plus adjustment period of 595 days due to the length of the review process resulting in grant of the patent. The patent is for the process designed and utilized by MMC at the Carter Valley landfill facility. The patent may result in a competitive advantage to MMC in seeking new projects, and in the receipt of licensing fees for other projects that may be using or wish to use the process in the future. However, the limited number of high Btu projects currently existing and operated by others, the variety of processes available for use in high Btu projects, and the effects of current gas markets and decreasing or inapplicable green energy incentives for such projects in combination cause the materiality of any licensing opportunity presented by the patent to be difficult to determine or estimate, and thus the licensing fees from the patent, if any are received, may not be material to the Company's overall results of operations.

Need For Governmental Approval of Principal Products or Services

None of the principal products offered by the Company require governmental approval, although permits are required for drilling oil or gas wells. In addition the transportation service offered by TPC is subject to regulation by the Tennessee Regulatory Authority to the extent of certain construction, safety, tariff rates and charges, and nondiscrimination requirements under state law. These requirements are typical of those imposed on regulated common carriers or utilities in the State of Tennessee or in other states. TPC presently has all required tariffs and approvals necessary to transport natural gas to all customers of the Company.

The City of Kingsport, Tennessee has enacted an ordinance granting to TPC a franchise for twenty years (expires June 20, 2020) to construct, maintain and operate a gas system to import, transport, and sell natural gas to the City of Kingsport and its inhabitants, institutions and businesses for domestic, commercial, industrial and institutional uses. This ordinance and the franchise agreement it authorizes also require approval of the Tennessee Regulatory Authority under state law. The Company will not initiate the required approval process for the ordinance and franchise agreement until such time that it can supply gas to the City of Kingsport. Although the Company anticipates that regulatory approval would be granted, there can be no assurances that it would be granted, or that such approval would be granted in a timely manner, or that such approval would not be limited in some manner by the Tennessee Regulatory Authority.

Effect of Existing or Probable Governmental Regulations on Business

Exploration and production activities relating to oil and gas leases are subject to numerous environmental laws, rules and regulations. The Federal Clean Water Act requires the Company to construct a fresh water containment barrier between the surface of each drilling site and the underlying water table. This involves the insertion of steel casing into each well, with cement on the outside of the casing. The Company has fully complied with this environmental regulation, the cost of which is approximately $10,000 per well.

The State of Tennessee also requires the posting of a bond to ensure that the Company's wells are properly plugged when abandoned. A separate $2,000 bond is required for each well drilled. The Company currently has the requisite amount of bonds in effect.

As part of the Company's purchase of the Kansas Properties, the Company acquired a statewide permit to drill in Kansas. Applications under such permit are applied for and issued within one to two weeks prior to drilling. At the present time, the State of Kansas does not require the posting of a bond either for permitting or to insure that the Company's wells are properly plugged when abandoned. All of the wells in the Kansas Properties have all permits required and the Company believes that it is in compliance with the laws of the State of Kansas.

The Company's exploration, production and marketing operations are regulated extensively at the federal, state and local levels. The Company has made and will continue to make expenditures in its efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs. These regulations affect the Company's operations and limit the quantity of hydrocarbons it may produce and sell. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

The Company's operations are also subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The Company owns or leases, and has in the past owned or leased, properties that have been used for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and analogous state laws. Under such laws, the Company could be required to remove or remediate previously released wastes or property contamination.

Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose "strict liability" for environmental damage. Strict liability means that the Company may be held liable for damage without regard to whether it was negligent or otherwise at fault. Environmental laws and regulations may expose the Company to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

While management believes that the Company's operations are in substantial compliance with existing requirements of governmental bodies, the Company's ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. The Company's current permits and authorizations and ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs or delays in receiving appropriate authorizations.

The Company's Board of Directors has adopted resolutions to form an Environmental Response Policy and Emergency Action Response Policy Program. A plan was adopted which provides for the erection of signs at each well and at strategic locations along the pipeline containing telephone numbers of the Company's office. A list is maintained at the Company's office and at the home of key personnel listing phone numbers for fire, police, emergency services and Company employees who will be needed to deal with emergencies.

The foregoing is only a brief summary of some of the existing environmental laws, rules and regulations to which the Company's business operations are subject, and there are many others, the effects of which could have an adverse impact on the Company. Future legislation in this area will no doubt be enacted and revisions will be made in current laws. No assurance can be given as to that affect these present and future laws, rules and regulations will have on the Company's current and future operations.

Research and Development

None.

Number of Total Employees and Number of Full-Time Employees

The Company presently has 29 full time employees and no part-time employees.

Executive Officers of the Registrant

Identification of Executive Officers

The following table sets forth the names of all current executive officers of the Company. These persons will serve until their successors are elected or appointed and qualified, or their prior resignations or terminations.

Name	Positions Held	Date of Initial Election of Designation
Jeffrey R. Bailey	Chief Executive Officer[1]	6/17/2002
Charles Patrick McInturff	Vice-President	12/18/2007
Cary V. Sorensen	Vice-President; General Counsel; Secretary	7/09/1999
Michael J. Rugen	Chief Financial Officer	9/28/2009

Business Experience[2]

Charles Patrick McInturff is 59 years old. Mr. McInturff received a Bachelor of Science Degree in Civil Engineering from Texas A&M University in 1975. He is a Registered Professional Engineer from Texas and a member of the Society of Petroleum Engineers. Before joining the Company he was Vice President of Operations of Capco Offshore, Inc. and related companies in Houston from October 2006 until December 2007 responsible for managing and supervising offshore operations and workovers and identification and evaluation of drilling and workover candidates.

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[1] Mr. Bailey is also a director of the Company.

[2] The background and business experience of Jeffrey R. Bailey is incorporated by reference from the section entitled "Proposal No. 1. Election of Directors" in the Company's Proxy Statement for the Company's 2012 Annual Meeting of Stockholders.

From 1991 to 2006, he was employed by Ryder Scott Company in Houston performing reservoir studies including determination of oil, gas, condensate and plant product reserves, enhanced recovery and oil and gas property appraisal. For most of the period from 1978 to 1991, he worked in various petroleum engineering positions at Union Texas Petroleum Corp. in Midland and Houston, Texas, and Karachi, Pakistan and was responsible for surveillance and engineering on primary and secondary recovery projects as well as design and field supervision of workovers, pressure-transient tests and completions both onshore and offshore. During that time period he also worked for Global Natural Resources from 1983 to 1986 as senior operations engineer responsible for all engineering activities. From 1981 to 1983 he was employed by Belco Petroleum performing reservoir engineering duties including field studies, economic evaluation, reserves estimation, and initiating major field studies on waterflood projects in southwestern Wyoming and West Texas. Mr. McInturff was employed by Exxon Co. USA from 1975 to 1978 primarily with the reservoir engineering group in Midland, Texas performing drilling engineering duties including cost estimation, AFE preparation, drilling programs and field supervision. He was responsible for the surveillance of fifteen Permian Basin oil and gas fields in west Texas using both primary and secondary recovery techniques. On December 18, 2007, he was appointed to serve as Vice-President of the Company.

Cary V. Sorensen is 63 years old. He is a 1976 graduate of the University of Texas School of Law and has undergraduate and graduate degrees from North Texas State University and Catholic University in Washington, D.C. Prior to joining the Company in July 1999, he had been continuously engaged in the practice of law in Houston, Texas relating to the energy industry since 1977, both in private law firms and a corporate law department, serving for seven years as senior counsel with the oil and gas litigation department of a Fortune 100 energy corporation in Houston before entering private practice in June, 1996. He has represented virtually all of the major oil companies headquartered in Houston as well as local distribution companies and electric utilities in a variety of litigated and administrative cases before state and federal courts and agencies in nine states. These matters involved gas contracts, gas marketing, exploration and production disputes involving royalties or operating interests, land titles, oil pipelines and gas pipeline tariff matters at the state and federal levels, and general operation and regulation of interstate and intrastate gas pipelines. He has served as General Counsel of the Company since July 9, 1999.

Michael J. Rugen is 51 years old and was named Chief Financial Officer of the Company in September 2009. He is a certified public accountant (Texas) with over 29 years of experience in exploration and production and oilfield service. Prior to joining the Company, Mr. Rugen spent 2 years as Vice President of Accounting and Finance for Nighthawk Oilfield Services. From 2001 to June 2007, he was a Manager/Sr. Manager with UHY Advisors, primarily responsible for managing internal audit and Sarbanes-Oxley 404 engagements for various oil and gas clients. In 1999 and 2000, Mr. Rugen provided finance and accounting consulting services with Jefferson Wells International. From 1982 to 1998, Mr. Rugen held various accounting and management positions at BHP Petroleum, with accounting responsibilities for onshore and offshore US operations as well as operations in Trinidad and Bolivia. Mr. Rugen earned a Bachelor of Science in Accounting in 1982 from Indiana University.

Code of Ethics

The Company's Board of Directors has adopted a Code of Ethics that applies to the Company's financial officers and executives officers, including its Chief Executive Officer and Chief Financial

Officer. The Company's Board of Directors has also adopted a Code of Conduct and Ethics for Directors, Officers and Employees. A copy of these codes can be found at the Company's internet website at www.tengasco.com. The Company intends to disclose any amendments to its Codes of Ethics, and any waiver from a provision of the Code of Ethics granted to the Company's President, Chief Financial Officer or persons performing similar functions, on the Company's internet website within five business days following such amendment or waiver. A copy of the Code of Ethics can be obtained free of charge by writing to Cary V. Sorensen, Secretary, Tengasco, Inc., 11121 Kingston Pike, Suite E, Knoxville, TN 37934.

Available Information

The Company is a reporting company, as that term is defined under the Securities Acts, and therefore files reports, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K such as this Report, proxy information statements and other materials with the Securities and Exchange Commission ("SEC"). You may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

In addition, the Company is an electronic filer and files its Reports and information with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically through EDGAR with the SEC, including all of the Company's filings with the SEC. The address of that site is www.sec.gov.

The Company's website is located at www.tengasco.com. On the home page of the website, you may access, free of charge, the Company's Annual Report on Form 10-K. Under the Investor Information /SEC filings tab you will find the Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 filings (Form 3, 4 and 5) and any amendments to those reports as reasonably practicable after the Company electronically files such reports with the SEC. The information contained on the Company's website is not part of this Report or any other report filed with the SEC.

ITEM 1A. RISK FACTORS

In addition to the other information included in this Form 10-K, the following risk factors should be considered in evaluating the Company's business and future prospects. The risk factors described below are not exhaustive and you are encouraged to perform your own investigation with respect to the Company and its business. You should also read the other information included in this Form 10-K, including the financial statements and related notes.

The Company's indebtedness, the current global recession, and disruption in the domestic and global financial markets could have an adverse effect on the Company's operating results and financial condition.

As of December 31, 2011, the outstanding principal amount of the Company's indebtedness to F&M Bank & Trust Company ("F&M Bank") was approximately $11.5 million. The level of indebtedness, coupled with domestic and global economic conditions, the associated volatility of energy prices, and the levels of disruption and continuing relative illiquidity in the credit markets may, if continued for an extended period, have several important and adverse consequences on the Company's business and operations. For example, any one or more of these factors could (i) make it difficult for the Company to service or refinance its existing indebtedness; (ii) increase the Company's vulnerability to additional adverse changes in economic and industry conditions; (iii) require the Company to dedicate a substantial portion or all of its cash flow from operations and proceeds of any debt or equity issuances or asset sales to pay or provide for its indebtedness; (iv) limit the Company's ability to respond to changes in our businesses and the markets in which we operate; (v) place the Company at a disadvantage to our competitors that are not as highly leveraged; or (vi) limit the Company's ability to borrow money or raise equity to fund our working capital, capital expenditures, acquisitions, debt service requirements, investments, general corporate activity or other financing needs. The Company continues to closely monitor the disruption in the global financial and credit markets, as well as the significant volatility in the market prices for oil and natural gas. As these events unfold, the Company will continue to evaluate and respond to any impact on Company operations. The Company has and will continue to adjust its drilling plans and capital expenditures as necessary. However, external financing in the capital markets may not be readily available, and without adequate capital resources, the Company's drilling and other activities may be limited and the Company's business, financial condition and results of operations may suffer. Additionally, in light of the credit markets and the volatility in pricing for oil and natural gas, the Company's ability to enter into future beneficial relationships with third parties for exploration and production activities may be limited, and as a result, may have an adverse effect on current operational strategy and related business initiatives.

Agreements Governing the Company's Indebtedness may Limit the Company's Ability to Execute Capital Spending or to Respond to Other Initiatives or Opportunities as they May Arise.

Because the availability of borrowings by the Company under the terms of the Company's amended and restated credit facility with F&M Bank is subject to an upper limit of the borrowing base as determined by the lender's calculated estimated future cash flows from the Company's oil and natural gas reserves, the Company expects any sharp decline in the pricing for these commodities, if continued for any extended period, would very likely result in a reduction in the Company's borrowing base. A reduction in the Company's borrowing base could be significant and as a result, would not only reduce the capital available to the Company but may also require repayment of principal to the lender under the terms of the facility. Additionally, the terms of the Company's amended and restated credit facility with F&M Bank restrict the Company's ability to incur additional debt. The credit facility contains covenants and other restrictions customary for oil and gas borrowing base credit facilities, including limitations on debt, liens, and dividends, voluntary redemptions of debt, investments, and asset sales. In addition, the credit facility requires that the Company maintain compliance with certain financial tests and financial covenants. If future debt financing is not available to the Company when required as a result of limited access to the credit markets or otherwise, or is not available on acceptable terms, the Company may be unable to invest needed capital for drilling and exploration activities, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt. In addition, the Company may be forced to sell some of the

Company's assets on an untimely basis or under unfavorable terms. Any of these results could have a material adverse effect on the Company's operating results and financial conditions.

The Company's Borrowing Base Under its Credit Facility May be Reduced by the Lender.

The borrowing base under the Company's revolving credit facility will be determined from time to time by the lender, consistent with its customary natural gas and crude oil lending practices. Reductions in estimates of the Company's natural gas and crude oil reserves could result in a reduction in the Company's borrowing base, which would reduce the amount of financial resources available under the Company's revolving credit facility to meet its capital requirements. Such a reduction could be the result of lower commodity prices or production, inability to drill or unfavorable drilling results, changes in natural gas and crude oil reserve engineering, the lender's inability to agree to an adequate borrowing base or adverse changes in the lenders' practices regarding estimation of reserves.

If either cash flow from operations or the Company's borrowing base decreases for any reason, the Company's ability to undertake exploration and development activities could be adversely affected.

As a result, the Company's ability to replace production may be limited. In addition, if the borrowing base is reduced, it would be required to pay down its borrowings under the revolving credit facility so that outstanding borrowings do not exceed the reduced borrowing base. This requirement could further reduce the cash available to the Company for capital spending and, if the Company did not have sufficient capital to reduce its borrowing level, could cause the Company to default under its revolving credit facility

The Company's Credit Facility is Subject to Variable Rates of Interest, Which Could Negatively Impact the Company.

Borrowings under the Company's credit facility with F&M Bank are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, the Company's debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and the Company's income and cash flows would decrease. The Company's credit facility agreement contains certain financial covenants based on the Company's performance. If the Company's financial performance results in any of these covenants being violated, F&M Bank may choose to require repayment of the outstanding borrowings sooner than currently required by the agreement.

Declines in Oil or Gas Prices Have and Will Materially Adversely Affect the Company's Revenues.

The Company's financial condition and results of operations depend in large part upon the prices obtainable for the Company's oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. As seen in recent years, prices for oil and natural gas are subject to extreme fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are beyond the Company's control. These factors include worldwide political instability (especially in the Middle East and other oil producing regions), the foreign supply of oil and gas, the price of foreign imports, the level of drilling activity, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels speculating activities in the commodities markets and the overall economic environment. For example, during 2008, the price for oil was extremely volatile. In July 2008, the price of oil received which had reached a record high of $147 per barrel had declined to approximately $35 per barrel by December 2008. During 2009, oil prices received ranged from a low of $34 per barrel in February 2009 to a high of $81 per barrel in October 2009. During 2010 oil prices received ranged from a low of $65 per barrel in May 2010 to a high of $91 per barrel in December 2010. During 2011, oil prices received ranged from a low of $79 per barrel in October 2011 to a high of $103 per barrel in April 2011. The Company's operations are substantially adversely impacted as oil prices decline. Lower prices dramatically affect the Company's revenues from its drilling operations. Further, drilling of new wells, development of the Company's leases and acquisitions of new properties are also adversely affected and limited. As a result, the Company's potential revenues from operations as well as the Company's proved reserves may substantially decrease from levels achieved during the period when oil prices were much higher. There can be no assurances as to the future prices of oil or gas. A substantial or extended decline in oil or gas prices would have a material adverse effect on the Company's financial position, results of operations, quantities of oil and gas that may be economically produced, and access to capital. Oil and natural gas prices have historically been and are likely to continue to be volatile.

This volatility makes it difficult to estimate with precision the value of producing properties in acquisitions and to budget and project the return on exploration and development projects involving the Company's oil and gas properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

Risk in Rates of Oil and Gas Production, Development Expenditures, and Cash Flows May Have a Substantial Impact on the Company's Finances.

Projecting the effects of commodity prices on production, and timing of development expenditures include many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved and other reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates, which would have a significant impact on the Company's financial position.

The Company has a History of Significant Losses.

During the early stages of the development of its oil and gas business the Company had a history of significant losses from operations, in particular its development of the Swan Creek Field, and has an accumulated deficit of $25.6 million as of December 31, 2011. In 2009, the Company recorded a net loss of $2.0 million. In 2010, the Company had a profit before pipeline impairment of $1.3 million, but due to a non-cash pipeline impairment of $5 million ($3.0 million net of tax effects) the Company recorded a net loss of $1.7 million. The Company also recorded a $0.6 million non-cash unrealized gain on derivatives ($0.4 million net of tax effects). Net of both the non-cash impairment and the non-cash unrealized gain on derivatives the Company would have recorded an adjusted net income of $0.9 million. In 2011, the Company recorded net income of $4.7 million. In the event the Company experiences losses in the future, those losses may curtail the Company's development and operating activities.

The Company's Oil and Gas Operations Involve Substantial Cost and are Subject to Various Economic Risks.

The Company's oil and gas operations are subject to the economic risks typically associated with exploration, development, and production activities, including the necessity of making significant expenditures to locate or acquire new producing properties or to drill exploratory and developmental wells. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations, and accidents may cause the Company's exploration, development, and production activities to be unsuccessful. This could result in a total loss of the Company's investment in such well(s) or property. In addition, the cost of drilling, completing and operating wells is often uncertain.

The Company's Failure to Find or Acquire Additional Reserves Will Result in the Decline of the Company's Reserves Materially From Their Current Levels.

The rate of production from the Company's Kansas oil and Tennessee oil and natural gas properties generally declines as reserves are depleted. Except to the extent that the Company either acquires additional properties containing proved reserves, conducts successful exploration and development drilling, or successfully applies new technologies or identifies additional behind-pipe zones or secondary recovery reserves, the Company's properties proved reserves will decline materially as production from these properties continues. The Company's future oil and natural gas production is therefore highly dependent upon the level of success in acquiring or finding additional reserves or other alternative sources of production. Any decline in oil prices and any prolonged period of lower prices will adversely impact the Company's future reserves since the Company is less likely to acquire additional producing properties during such periods. The lower oil prices have a chilling effect on new drilling and development as such activities become far less likely to be profitable. Thus, any acquisition of new properties poses a greater risk to the Company's financial conditions as such acquisitions may be commercially unreasonable.

In addition, the Company's drilling for oil and natural gas may involve unprofitable efforts not only from dry wells but also from wells that are productive but do not produce sufficient volumes to be commercially profitable after deducting drilling, operating, and other costs. In addition, wells that are profitable may not achieve a targeted rate of return. The Company relies on seismic data and other technologies in identifying prospects and in conducting exploration activities. The seismic data and other technologies used do not allow the Company to know conclusively prior to drilling a well whether oil or natural gas is present or may be produced economically.

The ultimate costs of drilling, completing, and operating a well can adversely affect the economics of a project. Further drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including unexpected drilling conditions, title problems, pressure or irregularities in formations, equipment failures, accidents, adverse weather conditions, environmental and other governmental requirements and the cost of, or shortages or delays in the availability of drilling rigs, equipment, and services.

The Company's Reserve Estimates May Be Subject to Other Material Downward Revisions.

The Company's oil reserve estimates or gas reserve estimates may be subject to material downward revisions for additional reasons other than the factors mentioned in the previous risk factor entitled "The Company's Failure to Find or Acquire Additional Reserves Will Result in the Decline of the Company's Reserves Materially from their Current Levels." While the future estimates of net cash flows from the Company's proved reserves and their present value are based upon assumptions about future production levels, prices, and costs that may prove to be incorrect over time, those same assumptions, whether or not they prove to be correct, may cause the Company to make drilling or developmental decisions that will result in some or all of the Company's proved reserves to be removed from time to time from the proved reserve categories previously reported by the Company. This is particularly so if the price of oil declines sharply as it did during the period from mid-2008 through January 2009.

This may occur because economic expectations or forecasts, together with the Company's limited resources, may cause the Company to determine that drilling or development of certain of its properties may be delayed or may not foreseeably occur, and as a result of such decisions any category of proved reserves relating to those yet undrilled or undeveloped properties may be removed from the Company's reported proved reserves. Consequently, the Company's proved reserves of oil or of gas, or both, may be materially revised downward from time to time. As an example, the Company's proved Swan Creek gas reserves calculation has been revised downward in the past as a result of removal of portions of the Company's reported gas reserves from the "proved undeveloped category" ("PUD") and the "proved developed nonproducing" ("PDNP") categories. This downward revision was based on the Company's determination that additional drilling or development of Swan Creek may not occur in the foreseeable future because the economic returns from such drilling or development would not be favorable when compared to the costs and anticipated results of such activity. Although that particular revision at this time will not have a significant impact on overall results of operations in view of the relatively small portion of the Company's current business and assets founded in Swan Creek, other future revisions in oil and gas reserves, may be significant and materially reduce oil or gas reserves.

In addition, the Company may elect to sell some or all of its oil or gas reserves in the normal course of the Company's business. Any such sale would result in all categories of those proved oil or gas reserves that were sold no longer being reported by the Company.

There is Risk That the Company May Be Required to Write Down the Carrying Value of its Natural Gas and Crude Oil Properties.

The Company uses the full cost method to account for its natural gas and crude oil operations. Accordingly, the Company capitalizes the cost to acquire, explore for and develop natural gas and crude oil properties. Under full cost accounting rules, the net capitalized cost of natural gas and crude oil properties and related deferred income tax if any may not exceed a "ceiling limit" which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the cost being amortized. If net capitalized cost of natural gas and crude oil properties exceeds the ceiling limit, the Company must charge the amount of the excess, net of any tax effects, to earnings. This charge does not impact cash flow from operating activities, but does reduce the Company's stockholders equity and earnings. The risk that the Company will be required to write-down the carrying value of natural gas and crude oil properties increases when natural gas and crude oil prices are low. In addition, write-downs may occur if the Company experiences substantial downward adjustments to its estimated proved reserves. An expense recorded in a period may not be reversed in a subsequent period even though higher natural gas and crude oil prices may have increased the ceiling applicable to the subsequent period.

There is a Risk That the Company May Be Required to Write Down the Carrying Value of its Pipeline or Methane Facilities.

The Company's Pipeline and Methane facility assets are subject to review for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the pipeline or methane facility assets. Should this occur, the assets carrying amount will be reduced to its fair value and the excess over fair value to net of any tax effects, will be charged to earnings. This expense may not be reversed in future periods. During 2010, the Company incurred a writedown of its pipeline asset net of tax effect in the amount of $3.0 million. This writedown resulted from the Company's assessment that cash flows generated from the pipeline were insufficient to recover the pipeline's net book value. During the fourth quarter of 2010, the Company received expressions of interest from potential purchasers of the pipeline asset which were significantly below the asset's pre-writedown net book value of $12 million. These expressions of interest indicated that the carrying amount of the pipeline may not be recoverable. The current carrying value of the pipeline asset is approximately $6.9 million.

Use of the Company's Net Operating Loss Carryforwards May Be Limited.

At December 31, 2011, the Company had, subject to the limitations discussed in this risk factor, substantial amounts of net operating loss carryforwards for U.S. federal and state income tax purposes. These loss carryforwards will eventually expire if not utilized. In addition, as to a portion of the U.S. net operating loss carryforwards, the amount of such carryforwards that the Company can use annually is limited under U.S. tax laws. Uncertainties exist as to both the calculation of the appropriate deferred tax assets based upon the existence of these loss carryforwards, as well as the future utilization of the operating loss carryforwards under the criteria set forth under FASB ASC 740, Income Taxes. In addition, limitations exist upon use of these carryforwards in the event of a change in control of the Company occurs. There are risks that the Company may not be able to utilize some or all of the remaining carryforwards, or that deferred tax assets that were previously booked based upon such carryforwards may be written down or reversed based on future economic factors that may be experienced by the Company. The effect of such write downs or reversals, if they occur, may be material and substantially adverse.

Shortages of Oil Field Equipment, Services and Qualified Personnel Could Adversely Affect the Company's Results of Operations.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. The Company does not own any drilling rigs and is dependent upon third parties to obtain and provide such equipment as needed for the Company's drilling activities. There have also been shortages of drilling rigs and other equipment when oil prices have risen and as a result the demand for rigs and equipment when oil prices have risen and as a result the demand for rigs and equipment increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil prices in Kansas have currently stimulated and increased demand and this has resulted in increased prices for drilling rigs, crews and associated supplies, equipment and services, as well as increased potential that the Company's experienced employee base in Kansas conducting field operations may be offered employment by competing companies and the Company may not be capable of replacing such departing personnel at existing salary levels, or at all. These shortages or price increases could adversely affect the Company's profit margin, cash flow, and operating results or restrict the Company's ability to drill wells and conduct ordinary operations.

The Company has Significant Costs to Conform to Government Regulation of the Oil and Gas Industry.

The Company's exploration, production, and marketing operations are regulated extensively at the federal, state and local levels. The Company is currently in compliance with these regulations. In order to maintain its compliance, the Company has made and will have to continue to make substantial expenditures in its efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs. Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect the Company's operations and limit the quantity of hydrocarbons it may produce and sell. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

The Company has Significant Costs Related to Environmental Matters.

The Company's operations are also subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The Company owns or leases, and has owned or leased, properties that have been leased for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and similar state laws. Under such laws, the Company could be required to remove or remediate wastes or property contamination.

Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose "strict liability" for environmental damage. Strict liability means that the Company may be held liable for damage without regard to whether it was negligent or otherwise at fault. Environmental laws and regulations may expose the Company to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

The Company's ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. The Company's current permits and authorizations and ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased cost or delays in receiving appropriate authorizations.

Insurance Does Not Cover All Risks.

Exploration for and development and production of oil and natural gas and the Company's transportation and other activities can be hazardous, involving unforeseen occurrences such as blowouts, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life or damage to property or to the environment. Although the Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be prudent, insurance is not available to the Company against all operational risks.

The Company's Methane Extraction Operations from Non-conventional Reserves Involve Substantial Cost and are Subject to Various Economic, Operational, and Regulatory Risks.

The Company's operations in projects involving the extraction of methane gas from non-conventional reserves such as landfill gas streams, require investment of substantial capital and are subject to the risks typically associated with capital intensive operations, including risks associated with the availability of financing for required equipment, construction schedules, air and water environmental permitting, and locating transportation facilities and customers for the products produced from those operations which may delay or prevent startup of such projects. After startup of commercial operations, the presence of unanticipated pressures or irregularities in constituents of the raw materials used in such projects from time to time, miscalculations or accidents may cause the Company's project activities to be unsuccessful. Although the technologies to be utilized in such projects is believed to be effective and economical, there are operational risks in the use of such technologies in the combination to be utilized by the Company as a result of both the combination of technologies and the early stages of commercial development and use of such technologies for methane extraction from non-conventional sources such as those to be used by the Company. This risk could result in total or partial loss of the Company's investment in such projects. The economic risks of such projects include the marketing risks resulting from price volatility of the methane gas produced from such projects, which is similar to the price volatility of natural gas. These projects are also subject to the risk that the products manufactured may not be accepted for transportation in common carrier gas transportation facilities, although the products meet specified requirements for such transportation, or may be accepted on such terms that reduce the returns of such projects to the Company. These projects are also subject to the risk that the product manufactured may not be accepted by purchasers thereof from time to time and the viability of such projects would be dependent upon the Company's ability to locate a replacement market for physical delivery of the gas produced from the project.

The Company's methane extraction business is the subject of a patent granted to the Company. There can be no assurance that our existing patent will not be invalidated, circumvented or challenged, or that patents will be issued for any patents sought in the future, or that the rights granted or to be granted under any patents will provide us competitive advantages.

We have been granted one U.S. patent and have a continuation U.S. patent application pending relating to certain aspects of our methane extraction technology and we may seek additional patents on future innovations. Our ability to license our technology is substantially dependent on the validity and enforcement of this patent. We cannot assure you that our patent will not be invalidated, circumvented or challenged, that patents will be issued for our continuation patent pending, that the rights granted under the patents will provide us competitive advantages, or that our current and future patent applications will be granted. In addition, third parties may seek to challenge, invalidate, circumvent or render unenforceable any patents or proprietary rights owned by or licensed to us based on, among other things: subsequently discovered prior art; lack of entitlement to the priority of an earlier, related application; or failure to comply with the written description, best mode, enablement or other applicable requirements. If a third party is successful in challenging the validity of our patent, our inability to enforce our intellectual property rights could materially harm our methane extraction business. Furthermore, our technology may be the subject of claims of intellectual property infringement in the future. Our technology may not be able to withstand third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle, could divert resources and attention and could require us to obtain a license to use the intellectual property of third parties. We may be unable to obtain licenses from these third parties on favorable terms, if at all. Even if a license is available, we may have to pay substantial royalties to obtain a license. If we cannot defend such claims or obtain necessary licenses on reasonable terms, we may be precluded from offering most or all of technology and our methane extraction business may be adversely affected.

The Company Faces Significant Competition with Respect to Acquisitions or Personnel.

The oil and gas business is highly competitive. In seeking any suitable oil and gas properties for acquisition, or drilling rig operators and related personnel and equipment, the Company is a small entity with limited financial resources and may not be able to compete with most other companies, including large oil and gas companies and other independent operators with greater financial and technical resources and longer history and experience in property acquisition and operation.

The Company Depends on Key Personnel, Whom it May Not be Able to Retain or Recruit.

Jeffrey R. Bailey, the Company's Chief Executive Officer, other members of present management and certain Company employees have substantial expertise in the areas of endeavor presently conducted and to be engaged in by the Company specifically including engineering, petrophysical analysis, and well completion design. To the extent that their services become unavailable, the Company would be required to retain other and additional qualified personnel to perform these multiple services in several technical areas upon which the Company is dependent to conduct exploration and production activities. The Company does not know whether it would be able to recruit and hire qualified and additional persons upon acceptable terms. The Company does not maintain "Key Person" insurance or retention agreements for any of the Company's key employees.

The Company's Operations are Subject to Changes in the General Economic Conditions.

Virtually all of the Company's operations are subject to the risks and uncertainties of adverse changes in general economic conditions, the outcome of potential legal or regulatory proceedings, changes in environmental, tax, labor and other laws and regulations to which the Company is subject, and the condition of the capital markets utilized by the Company to finance its operations.

Being a Public Company Significantly Increases the Company's Administrative Costs.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and listing requirements subsequently adopted by the NYSE Amex in response to Sarbanes-Oxley, have required changes in corporate governance practices, internal control policies and audit committee practices of public companies. Although the Company is a relatively small public company, these rules, regulations, and requirements for the most part apply to the same extent as they apply to all major publicly traded companies. As a result, they have significantly increased the Company's legal, financial, compliance and administrative costs, and have made certain other activities more time consuming and costly, as well as requiring substantial time and attention of our senior management. The Company expects its continued compliance with these and future rules and regulations to continue to require significant resources. These rules and regulations also may make it more difficult and more expensive for the Company to obtain director and officer liability insurance in the future, and could make it more difficult for it to attract and retain qualified members for the Company's Board of Directors, particularly to serve on its audit committee.

The Company's Chairman of the Board Beneficially Owns a Substantial Amount of the Company's Common Stock and Has Significant Influence over the Company's Business.

Peter E. Salas, the Chairman of the Company's Board of Directors, is the sole shareholder and controlling person of Dolphin Management, Inc. the general partner of Dolphin Offshore Partners, L.P. ("Dolphin") which is the Company's largest shareholder. At December 31, 2011, Mr. Salas directly and through Dolphin owned 21,057,492 shares of the Company's common stock and had options granting him the right to acquire an additional 118,750 shares of common stock. His ownership and voting control of approximately 35% of the Company's common stock gives him significant influence on the outcome of corporate transactions or other matters submitted to the Board of Directors or shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets.

Shares Eligible for Future Sale May Depress the Company's Stock Price.

As of March 16, 2012 the Company had 60,737,413 shares of common stock outstanding of which 22,482,712 shares were held by affiliates. In addition, options to purchase 1,496,000 shares of unissued common stock were granted under the Tengasco, Inc. Stock Incentive Plan of which options to purchase 1,256,000 shares were vested at March 16, 2012.

All of the shares of common stock held by affiliates are restricted or controlled securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The shares of the common stock issuable upon exercise of the stock options have been registered under the Securities Act. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the common stock and could impair the Company's ability to raise additional capital through the sale of equity securities.

Future Issuance of Additional Shares of the Company's Common Stock Could Cause Dilution of Ownership Interest and Adversely Affect Stock Price.

The Company may in the future issue previously authorized and unissued securities, resulting in the dilution of the ownership interest of its current stockholders. The Company is currently authorized to issue a total of 100 million shares of common stock with such rights as determined by the Board of Directors. Of that amount, approximately 61 million shares have been issued. The potential issuance of the approximately 39 million remaining authorized but unissued shares of common stock may create downward pressure on the trading price of the Company's common stock.

The Company may also issue additional shares of its common stock or other securities that are convertible into or exercisable for common stock for raising capital or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of the Company's common stock.

The Company May Issue Shares of Preferred Stock with Greater Rights than Common Stock.

Subject to the rules of the NYSE Amex, the Company's charter authorizes the Board of Directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of the Company's common stock. Any preferred stock that is issued may rank ahead of the Company's common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than the Company's common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES.

Property Location, Facilities, Size and Nature of Ownership.

General

The Company leases its principal executive offices, consisting of approximately 6,134 square feet located at 11121 Kingston Pike, Suite E, Knoxville, Tennessee at a rental of $7,294 per month and an office in Hays, Kansas at a rental of $750.00 per month.

Although the Company does not pay taxes on its Swan Creek leases, it pays ad valorem taxes on its Kansas Properties. The Company has general liability insurance for its Kansas and Tennessee Properties. As of December 31, 2011, the Company does not have a production interest in Texas or Louisiana.

Kansas Properties

The Kansas Properties as of December 31, 2011 contained 149 leases totaling approximately 21,720 gross acres in the vicinity of Hays, Kansas.

In 2011, the Company continued to focus on retaining properties with geologic value. Many of these leases are still in effect because they are being held by production. These leases provide for a royalty of 12.5%. Some wells are subject to an overriding royalty interest from 0.5% to 9%. The Company maintains a 100% working interest in most of its older wells and any undrilled acreage in

Kansas. The primary term for most of the Company's newer leases in Kansas is from three to five years from the date of the lease.

During 2011, the Company drilled and completed as producers 16 wells, and also drilled 9 dry holes in Kansas.

Kansas as a whole is of major significance to the Company. The majority of the Company's current reserve value, current production, revenue, and future development objectives are centered in the Company's ongoing interests in Kansas. By using 3-D seismic evaluation on existing locations owned by the Company in Kansas, the Company has added and continues to add proven direct offset locations. As a whole, our collective central Kansas holdings (see map below) are of major significance and as a group the most materially important segment of the Company as Kansas accounted for 96% of the Company's revenue (i.e. $16.4 million of $17.1 million) and 96% of the Company's total oil and gas production during 2011.

The map below indicates the location of the 10 counties in Kansas in which the Company had production as of December 31, 2011.



GRAHAM
ROOKS
OSBORNE
TREGO
ELLIS
RUSSELL
RUSH
BARTON
PAWNEE
STAFFORD
Top Three Producing Counties
1. Rooks
2. Trego
3. Ellis
Tengasco Leases
30
0
30
60
90 mi

Tennessee Properties

The Company's Swan Creek leases are on approximately 9,098 gross acres in Hancock and Claiborne Counties in Tennessee. At this time, all of the Company's Tennessee production is from Hancock County.

Reserve and Production Summary

The following tables indicate the county breakdown of 2011 production and reserve values as of December 31, 2011.

Production by Area

Area	Gross Production MBOE	Average Net Revenue Interest	Percentage of Total Oil Production
Rooks County, KS	155.1	0.825382	62%
Trego County, KS	35.4	0.801299	14%
Graham County, KS	13.5	0.874067	5%
Ellis County, KS	10.4	0.832547	4%
Barton County, KS	6.9	0.818627	3%
Russell County, KS	6.2	0.855553	3%
Pawnee County, KS	4.8	0.815185	2%
Rush County, KS	3.2	0.872502	1%
Osborne County, KS	2.7	0.700066	1%
Stafford County, KS	2.6	0.717433	1%
Total KS	**240.8**		**96%**
Hancock County, TN	10.8	0.745481	4%
Total	**251.6**		**100%**

Reserve Value by Area Discounted at 10% (in thousands)

Area	Proved Developed	Proved Undeveloped	Proved Reserves	% of Total
Rooks County, KS	$29,956	$11,519	$41,475	59%
Trego County, KS	8,825	1,232	10,057	15%
Ellis County, KS	2,252	-	2,252	3%
Barton County, KS	2,018	1,295	3,313	5%
Graham County, KS	2,207	3,861	6,068	9%
Rush County, KS	969	-	969	1%
Stafford County, KS	211	-	211	-
Russell County, KS	1,417	-	1,417	2%
Pawnee County, KS	379	843	1,222	2%
Osborne County, KS	232	415	647	1%
Total KS	**48,466**	**19,165**	**67,631**	**97%**
Hancock County, TN	2,132	-	2,132	3%
Total	**$50,598**	**$19,165**	**$69,763**	**100%**

Reserve Analyses

The Company's estimated total net proved reserves of oil and natural gas as of December 31, 2011 and 2010, and the present values of estimated future net revenues attributable to those reserves as of those dates, are presented in the following tables. All of the Company's reserves were located in the United States. These estimates were prepared by LaRoche Petroleum Consultants, Ltd. ("LaRoche") of Dallas, Texas, and are part of their reserve reports on the Company's oil and gas properties. LaRoche and its employees and its registered petroleum engineers have no interest in the Company and performed those services at their standard rates. LaRoche's estimates were based on a review of geologic, economic, ownership, and engineering data provided to them by the Company. In accordance with SEC regulations, no price or cost escalation or reduction was considered. The technical persons at LaRoche responsible for preparing the Company's reserve estimates meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the standards pertaining to the estimating and auditing of oil and gas reserves information promulgated by the Society of Petroleum Engineers.

Our independent third party engineers do not own an interest in any of our properties and are not employed by the Company on a contingent basis.

Total Proved Reserves as of December 31, 2011

	Producing	Non Producing	Undeveloped	Total
Natural gas (MMcf)	3.7	-	-	3.7
Oil (MBbls)	1,838.1	100.7	651.9	2,590.7
Total (MBOE)	1,838.7	100.7	651.9	2,591.3
Future net cash flows before income taxes discounted at 10% *(in thousands)*	$ 46,621	$ 3,977	$ 19,165	$ 69,763

Total Proved Reserves as of December 31, 2010

	Producing	Non-producing	Undeveloped	Total
Natural gas (MMcf)	27.2	-	-	27.2
Oil (MBbl)	1,554.3	245.4	696.0	2,495.7
Total proved reserves (MBOE)	1,558.8	245.4	696.0	2,500.2
Future net cash flows before income taxes discounted at 10% *(in thousands)*	$28,987	$7,476	$11,881	$48,344

Historically, all drilling has primarily been funded by cash flows from operations. During 2011, approximately 140 MBbl of proved undeveloped reserves that existed at December 31, 2010 were converted into proved developed reserves from drilling and completion. All proved undeveloped reserves included in the Company's report at December 31, 2011 and 2010 related to oil prospects in Kansas. During 2010, 127 MBbl of proved undeveloped reserves were converted into proved developed reserves.

The oil and natural gas prices after basis adjustments used in our December 31, 2011 reserve valuation were $88.53 per Bbl and $4.16 per Mcf. The oil and natural gas prices after basis adjustments used in our December 31, 2010 reserve valuation were $72.30 per Bbl and $4.89 per Mcf. The per Bbl increase in oil price, identification of additional proved undeveloped locations, and drilling and completion of wells not included in 2010 reserve volumes were the primary factors in the increased 2011 reserve volumes and values as compared to 2010 levels. (Refer to Note 23, Supplemental Oil and Gas Information, Standardized Measure of Discounted Future Net Cash Flows for additional reserve information.)

The prices used in calculating the estimated future net revenue attributable to proved reserves do not reflect market prices for natural gas and oil production sold subsequent to December 31, 2011. There can be no assurance that all of the estimated proved reserves will be produced and sold at the assumed prices. Accordingly, the foregoing prices should not be interpreted as a prediction of future prices.

In substance, the LaRoche Report used estimates of oil and gas reserves based upon standard petroleum engineering methods which include production data, decline curve analysis, volumetric calculations, pressure history, analogy, various correlations and technical factors. Information for this purpose was obtained from owners of interests in the areas involved, state regulatory agencies, commercial services, outside operators and files of LaRoche. The net reserve values in the Report were adjusted to take into account the working interests that have been sold by the Company in various wells.

Management has established, and is responsible for, internal controls designed to provide reasonable assurance that the estimates of Proved Reserves are computed and reported in accordance with SEC rules and regulations as well as with established industry practices. The Company's CEO and the Vice President responsible for management of Hoactzin's properties located onshore Texas Gulf Coast and offshore Texas/Louisiana each have extensive professional engineering experience evaluating both domestic and international reserves on a well by well basis and on a company wide basis. Prior to generation of the annual reserves, management and staff meet with LaRoche to review properties and discuss assumptions to be used in the calculation of reserves. Management reviews all information submitted to LaRoche to ensure the accuracy of the data. Management also reviews and compares the final report from LaRoche with the Company's in-house reserve calculations and discusses any differences with LaRoche.

Production

The following tables summarize for the past three fiscal years the volumes of oil and gas produced, the Company's operating costs and the Company's average sales prices for its oil and gas. The information includes volumes produced to royalty interest or other parties' working interest.

Kansas							
Years Ended December 31,	**Gross Production**		**Net Production**		**Cost of Production (per BOE)**	**Average Sales Price**	
	Oil (MBbl)	**Gas (MMcf)**	**Oil (MBbl)**	**Gas (MMcf)**		**Oil (Bbl)**	**Gas (Per Mcf)**
2011	240.8	-	185.7	-	$ 18.31	$ 88.15	-
2010	224.2	-	169.5	-	$ 17.33	$ 72.14	-
2009	216.7	-	166.1	-	$ 14.61	$ 54.48	-

Tennessee							
Years Ended December 31,	**Gross Production**		**Net Production**		**Cost of Production (per BOE)**	**Average Sales Price**	
	Oil (MBbl)	**Gas (MMcf)**	**Oil (MBbl)**	**Gas (MMcf)**		**Oil (Bbl)**	**Gas (Per Mcf)**
2011	5.4	32.7	3.8	25.8	$ 46.37	$ 87.33	$ 4.28
2010	6.2	59.6	4.2	24.7	$ 32.62	$ 71.05	$ 4.90
2009	5.8	78.0	4.8	73.1	$ 24.60	$ 54.87	$ 3.99

Oil and Gas Drilling Activities

Kansas

In 2011, the Company drilled 16 successful wells, and 9 dry holes. The successful wells drilled in Kansas in 2011 contributed approximately 16 MBbl of production. The Company has a 100% working interest in each of these successful wells. The Company continues to pursue incremental production increases where possible in the older wells, by using recompletion techniques to enhance production from currently producing intervals. During 2011, the Company polymered 15 wells which contributed approximately 32 MBbl of production.

Tennessee

In 2011 the Company did not drill any new wells in the Swan Creek Field. The Company believes that drilling new gas wells in the Swan Creek Field itself will not contribute to achieving any significant increase in daily gas production totals from the Field. As a result, the Company does not have any plans at the present time to drill any new gas wells in the Swan Creek Field. However, the Company does plan to continue to evaluate oil prospects in Swan Creek. During 2011, the Company drilled one unsuccessful well in the Devonian Shale. Although this was dry, the Company continues to evaluate nearby properties for the purpose of exploring the rim of the Swan Creek anticline for Devonian Shale gas production.

Gross and Net Wells

The following tables set forth the fiscal years ending December 31, 2011, 2010 and 2009 the number of gross and net development wells drilled by the Company. The term gross wells means the total number of wells in which the Company owns an interest, while the term net wells means the sum of the fractional working interest the Company owns in the gross wells.

	For Years Ending December 31,					
	2011		2010		2009	
Kansas	Gross	Net	Gross	Net	Gross	Net
Productive Wells	16	16	5	5	-	-
Dry Holes	9	9	5	4	-	-
Salt Water Disposal	-	-	-	-	1	1
Tennessee						
Dry Holes	1	1	-	-	-	-

Productive Wells

The following table sets forth information regarding the number of productive wells in which the Company held a working interest as of December 31, 2011. Productive wells are either producing wells or wells capable of commercial production although currently shut-in. One or more completions in the same bore hole are counted as one well.

	Gas		Oil	
	Gross	Net	Gross	Net
Kansas	-	-	205	198
Tennessee	12	11	4	3
Total	12	11	209	201

Developed and Undeveloped Oil and Gas Acreage

As of December 31, 2011 the Company owned working interests in the following developed and undeveloped oil and gas acreage. Net acres refer to the Company's interest less the interest of royalty and other working interest owners.

	Developed		Undeveloped	
	Gross Acres	Net Acres	Gross Acres	Net Acres
Kansas	13,891	11,113	7,829	6,655
Tennessee	3,120	2,340	5,978	5,231
Total	17,011	13,453	13,807	11,886

The following table identifies the number of gross and net undeveloped acres as of December 31, 2011 that will expire, by year, unless production is established before lease expiration or unless the lease is renewed.

	Kansas		Tennessee		Total	
	Gross	Net	Gross	Net	Gross	Net
2012	3,520	2,992	100	88	3,620	3,080

2013	1,000	850	1,614	1,412	2,614	2,262
2014	3,309	2,813	-	-	3,309	2,813
2015	-	-	350	306	350	306
2016	-	-	3,914	3,425	3,914	3,425
Total	7,829	6,655	5,978	5,231	13,807	11,886

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state, or local governmental agency is presently contemplating any proceeding against the Company, which would have a result materially adverse to the Company. To the knowledge of management, no director, executive officer or affiliate of the Company or owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

ITEM 4. MINE SAFETY DISCLOSURES.

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock is listed on the NYSE Amex exchange under the symbol TGC. The range of high and low sales prices for shares of common stock of the Company as reported on the NYSE Amex during the fiscal years ended December 31, 2011 and December 31, 2010 are set forth below.

	High	**Low**
For the Quarters Ending		
March 31, 2011	$ 1.50	$ 0.60
June 30, 2011	$ 1.21	$ 0.64

September 30, 2011	$ 0.98	$ 0.63
December 31, 2011	$ 0.93	$ 0.65
March 31, 2010	$ 0.52	$ 0.42
June 30, 2010	$ 0.56	$ 0.41
September 30, 2010	$ 0.41	$ 0.49
December 31, 2010	$ 0.65	$ 0.41

Holders

As of March 16, 2012, the number of shareholders of record of the Company's common stock was 276 and management believes that there are approximately 8,004 beneficial owners of the Company's common stock.

Dividends

The Company did not pay any dividends with respect to the Company's common stock in 2011 or 2010 and has no present plans to declare any dividends with respect to its common stock.

Recent Sales of Unregistered Securities

During the fourth quarter of fiscal 2011, the Company did not sell or issue any unregistered securities. Any unregistered equity securities that were sold or issued by the Company during the first three quarters of fiscal 2011 were previously reported in Reports filed by the Company with the SEC.

Purchases of Equity Securities by the Company and Affiliated Purchasers

Neither the Company nor any of its affiliates repurchased any of the Company's equity securities during 2011.

Equity Compensation Plan Information

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matter" for information regarding the Company's equity compensation plans.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data have been derived from the Company's financial statements, and should be read in conjunction with those financial statements, including the related footnotes. *(In thousands, except per share data)*

Years Ended December 31,	2011	2010	2009	2008	2007
Income Statement Data:					
Revenues	$17,085	$13,216	$ 9,731	$ 15,601	$ 9,369
Production Cost and Taxes	6,204	6,020	5,315	5,888	4,323
General and Administrative	2,324	2,294	2,085	2,168	1,417
Interest Expense	642	659	634	608	333
Net Income (Loss)	4,680	(1,745)	(2,018)	170	3,510
Net Income (Loss) Attributable to Common Stockholders	4,680	(1,745)	(2,018)	170	3,510
Net Income (Loss) Attributable to Common Stockholders Per Share	$0.08	$ (0.03)	$ (0.03)	$ 0.00	$ 0.06

As of December 31,	2011	2010	2009	2008	2007
Balance Sheet Data:					
Working Capital Surplus (Deficit)	$ 839	$ 10	$ (95)	$ 646	$ 2,473
Oil and Gas Properties, Net	20,206	14,157	12,360	14,142	16,940
Pipeline Facilities, Net	6,865	7,041	12,397	12,380	12,917
Methane Project, Net	5,102	4,394	4,403	4,357	1,650
Total Assets	45,999	39,749	41,174	42,447	38,011
Long-Term Debt	11,694	9,564	10,062	10,052	4,316
Stockholders' Equity	$ 30,097	$ 25,224	$ 26,843	$ 28,576	$ 28,103

No cash dividends have been declared or paid by the Company for the periods presented in the above tables.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company reported a net income to holders of common stock of $4.7 million or $0.08 per share in 2011 compared to a net loss to holders of common stock of $(1.7) million or $(0.03) per share in 2010 and a net loss of $(2.0) million or $(0.03) per share in 2009. The 2010 net loss was impacted by a writedown of the Company's pipeline assets in the amount of $5.0 million. The Company also recorded a $0.6 million non-cash unrealized gain on derivatives. Net of both the non-cash impairment and the non-cash unrealized gain on derivatives the Company would have recorded an adjusted net income of $0.9 million.

The Company realized revenues of $17.1 million in 2011 compared to $13.2 million in 2010 and $9.7 million in 2009. Revenues increased $3.9 million from 2010 of which $2.8 million related to a $16.01 per barrel increase in oil prices in Kansas as prices averaged $88.15 per barrel in 2011 compared to $72.14 per barrel in 2010. During 2011, increases in sales volumes primarily from drilling and polymers contributed $1.2 million in revenues over 2010 levels. These increases were partially offset by a $(0.1) million decrease in Methane Project revenues. The average price received for Kansas oil sales in 2009 was $54.48.

Gas prices received for sales of gas from the Swan Creek Field averaged $4.28 per Mcf in 2011, $4.90 per Mcf in 2010, and $3.99 per Mcf in 2009. Oil prices received for sales of oil from the Swan Creek field averaged $87.33 in 2011, $71.05 per barrel in 2010, and $54.87 per barrel in 2009.

Production costs and taxes were $6.2 million in 2011, $6.0 million in 2010, and $5.3 million in 2009. The increases in 2011 and 2010 were primarily related to increases in well repair and maintenance cost in Kansas, increased Kansas property taxes, and increased Methane Project costs.

Depreciation, depletion, and amortization for 2011 was $2.70 million, $2.63 million in 2010, and $2.57 million in 2009. These increases related primarily to higher oil and gas depletion expense. The Company's general and administrative cost was $2.3 million in 2011 and 2010 and was $2.1 million in 2009. The 2011, 2010 and 2009 cost included non-cash charges related to stock options of $ 0.2 million, $0.1 million, and $0.2 million, respectively.

Interest expense was $0.64 million in 2011, $0.66 million in 2010, and $0.63 million in 2009.

During 2011, the Company recorded a $(0.41) million loss on derivatives. The loss was comprised of a $0.45 million unrealized gain, offset by $0.86 million of settlement payments made to Macquarie Bank Limited ("Macquarie") pursuant to a hedging agreement it entered into with Macquarie in August 2009 (see, Item 7A, "Commodity Risk"). During 2010, the Company recorded a $0.5 million gain on derivatives. The gain was comprised of a $0.6 million unrealized gain partially offset by $0.1 million of settlement payments made to Macquarie. In 2009, the Company recorded a $(1.3) million unrealized loss on derivatives.

During 2010, the Company recorded a $5 million ($3.0 million net of tax effect) non-cash writedown of its pipeline asset. This writedown resulted from the Company's assessment that cash flows generated from the pipeline were insufficient to recover the pipeline's net book value. During the fourth quarter of 2010 the Company received expressions of interest from potential purchasers of the pipeline asset which were significantly below the asset's pre-writedown net book value of $12 million. These expressions of interest indicated that the carrying amount of the pipeline may not be recoverable.

The Company recorded income tax expense of $0.2 million in 2011, an income tax benefit of $1.1 million in 2010, and an income tax benefit of $0.2 million in 2009. The tax expense in 2011 was impacted by removal of the $1.7 million valuation allowance. Had this valuation allowance not been removed the Company would have recorded tax expense of $1.9 million in 2011.

Liquidity and Capital Resources

At December 31, 2011, the Company had a revolving credit facility with F&M Bank & Trust Company ("F&M Bank").

Under the credit facility, loans and letters of credit are available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $40 million or the Company's borrowing base in effect from time to time. The credit facility is secured by substantially all of the Company's producing and non-producing oil and gas properties and pipeline and the Company's Methane Project assets. The credit facility includes certain covenants with which the Company is required to comply. These covenants include leverage, interest coverage, minimum liquidity, and general and administrative coverage ratios. During 2011 and 2010, the Company was in compliance with all covenants.

On July 30, 2010, the Company and F&M Bank entered into an amendment to the credit facility which increased the borrowing base from $11 million to $14 million, set the interest rate to the greater of prime plus 0.25% or 5.25% per annum, eliminated the monthly commitment reduction, and changed the maturity date to January 27, 2012.

On February 22, 2011, the Company and F&M Bank entered into an amendment to the credit facility which increased the borrowing base from $14 million to $20 million, increased the maximum line of the Company's credit amount from $20 million to $40 million, and extended the term of the facility to January 27, 2013.

On July 14, 2011 F&M Bank reaffirmed the Company's borrowing base at $20 million.

The total borrowings outstanding under the facility at December 31, 2011 and 2010 were $11.5 million and $9.5 million respectively. The Company believes that cash flows and availability under the credit facility will allow the Company to fully fund its operations. The next borrowing base review will take place in June 2012.

Although the Company has not been required as of the date of this Report to make any payment of principal to F&M Bank under the borrowing base in effect at any time, the Company can make no assurance that in view of the conditions in the national and world economies, including the realistic possibility of low commodity prices being received for the Company's oil and gas production for extended periods, that F&M may in the future make a redetermination of the Company's borrowing base to a point below the level of the installment or other payments to F&M in such amount and at such times in order to reduce the principal of the Company's outstanding borrowing to a level not in excess of the borrowing base as it may be redetermined.

During 2011 and 2010, the Company focused on increasing its oil production and carefully used its cash flow and available credit to do so. However, the Company can make no assurance that it can continue normal operations indefinitely or for any specific period of time in the event of extended periods of low commodity prices, such as occurred in late 2008 and early 2009, or upon the occurrence of any significant downturn or losses in operations. In such event, the Company may be required to reduce costs of operations by various means, including not undertaking certain maintenance or reworking operations that may be necessary to keep some of the Company's properties in production or to seek additional working capital by additional means such as issuance of equity including preferred stock or such other means as may be considered and authorized by the Company's Board of Directors from time to time.

Net cash provided by operating activities was $8.5 million in 2011, $4.0 million in 2010, and $1.7 million in 2009. The increase in cash provided by operating activities was primarily due to higher oil prices and increased sales volumes. Cash flow provided by working capital was $0.3 million in 2011, cash flow used for working capital was $(0.3) million in 2010 and $(0.2) million in 2009.

Net cash used in investing activities was $10.4 million in 2011, $3.8 in 2010, and $1.5 million in 2009. The increases were primarily due to higher levels of drilling and polymer activity. Also, during 2011, the Company spent $0.8 million of additional capital installing an electric generator at the Methane Facility. In addition, the Company was required to make $0.86 million of derivative settlement payments to Macquarie as well as a $0.37 million payment to Cargill Incorporated ("Cargill") to purchase a $65 floor (See Item 7A. "Commodity Risk" for a discussion of the agreement with Cargill).

In 2011, $1.8 million was provided by financing activities from bank funding which was used primarily to fund drilling and polymer activities during 2011. In 2010, $0.6 million of cash was used in financing activities related primarily to the Company entering into a sweep account arrangement allowing excess cash balances to be used to temporarily pay down the credit facility, thereby, reducing overall interest cost. In 2009 no cash was provided by or used in financing activities.

Critical Accounting Policies

The Company prepares its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. The Company considers the following policies to be the most critical in understanding the judgments that are involved in preparing the Company's financial statements and the uncertainties that could impact the Company's results of operations, financial condition and cash flows.

Revenue Recognition

Revenues are recognized based on actual volumes of oil and gas sold to purchasers at a fixed or determinable price, when delivery has occurred and title has transferred, and collectability is reasonably assured. Crude oil is stored and at the time of delivery to the purchasers, revenues are recognized.

Natural gas meters are placed at the customer's location and usage is billed each month. There were no material natural gas imbalances at December 31, 2011.

Full Cost Method of Accounting

The Company follows the full cost method of accounting for oil and gas property acquisition, exploration, and development activities. Under this method, all costs incurred in connection with acquisition, exploration and development of oil and gas reserves are capitalized. Capitalized costs include lease acquisitions, seismic surveys, drilling, completion, and estimated asset retirement costs. The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated asset retirement costs, which are not already included net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The Company has determined its reserves based upon reserve reports provided by LaRoche Petroleum Consultants Ltd. in 2011, 2010, and 2009. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. The Company currently has $0.3 million in unevaluated properties as of December 31, 2011. Proceeds from the sale of oil and gas properties are accounted for as reductions to capitalized costs unless such sales cause a significant change in the relationship between costs and the estimated value of proved reserves, in which case a gain or loss is recognized.

At the end of each reporting period, the Company performs a "ceiling test" on the value of the net capitalized cost of oil and gas properties. This test compares the net capitalized cost (capitalized cost of oil and gas properties, net of accumulated depreciation, depletion and amortization and related deferred income taxes) to the present value of estimated future net revenues from oil and gas properties using an average price (arithmetic average of the beginning of month prices for the prior 12 months) and current cost discounted at 10% plus cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the cost being amortized (ceiling). Prior to the year ending December 31, 2009, the ceiling was calculated using the year end price.

Oil and Gas Reserves/Depletion Depreciation and Amortization of Oil and Gas Properties

The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated costs of plugging and abandonment, net of costs relating to proved reserves and estimated costs of plugging and abandonment, net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred.

The Company's proved oil and gas reserves as of December 31, 2011 were determined by LaRoche Petroleum Consultants, Ltd. Projecting the effects of commodity prices on production, and timing of development expenditures includes many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates.

Asset Retirement Obligations

The Company's asset retirement obligations relate to the plugging, dismantling and removal of wells drilled to date. The Company follows the requirements of FASB ASC 410, "Asset Retirement Obligations and Environmental Obligations". Among other things, FASB ASC 410 requires entities to record a liability and corresponding increase in long-lived assets for the present value of material obligations associated with the retirement of tangible long-lived assets. Over the passage of time, accretion of the liability is recognized as an operating expense and the capitalized cost is depleted over the estimated useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantling and removal of wells drilled to date. The Company's calculation of Asset Retirement Obligation used a credit-adjusted risk free rate of 12%, when the original liability for wells drilled prior to 2009 was recognized. In 2009, the retirement obligations were recognized using a credit adjusted risk free rate of 8%. The retirement obligations for new wells drilled in January through July 2010 were recognized using a credit adjusted risk free rate of 6%. The retirement obligations for new wells drilled after July 2010 were recognized using a credit adjusted risk free rate of 5.25%.

The Company used an estimated useful life of wells ranging from 30-40 years and an estimated plugging and abandonment cost of $11,000 per well in Kansas and $7,500 per well in Tennessee. These costs are escalated annually using the average of the 10 year and 20 year treasury rates. At December 31, 2011 theses rates averaged 2.2%. Management continues to periodically evaluate the appropriateness of these assumptions.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04 -Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The guidance clarifies the FASB's intent about the application of existing fair value measurement requirements and changes particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This guidance is effective during interim and annual periods beginning after December 15, 2011. Early adoption was not permitted. The Company does not believe the changes have a material impact on its results of operations or financial position.

In December 2011, the FASB issued ASU No. 2011-11 Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities. This guidance requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transaction subject to an agreement similar to a master netting arrangements. This guidance is effecting for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. We are currently evaluating the impact of the change and will make the necessary disclosures when required by the guidance.

Contractual Obligations

The following table summarizes the Company's contractual obligations due by period as of December 31, 2011 *(in thousands):*

Contractual Obligations	Total	Year 1	Year 2	Year 3
Long-Term Debt Obligations[3]	$ 11,797	$ 103	$ 80	$ 11,614
Operating Lease Obligations	131	80	51	-
Estimated Interest on Long-Term Debt Obligations	1,255	605	605	45
Total	$ 13,183	$ 788	$ 736	$ 11,659

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Commodity Risk

The Company's major market risk exposure is in the pricing applicable to its oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to natural gas production. Historically, prices received for oil and gas production have been volatile and unpredictable and price volatility is expected to continue. Monthly oil price realizations ranged from a low of $78.90 per barrel to a high of $103.12 per barrel during 2011. Gas prices realizations ranged from monthly low of $4.03 per Mcf to a monthly high of $7.38 per Mcf during the same period.

In order to help mitigate commodity price risk, the Company has entered into a long term fixed price contract for MMC gas sales. On August 27, 2009, the Company entered into a five-year fixed price gas sales contract with Atmos Energy Marketing, LLC, ("AEM") in Houston, Texas, a nonregulated unit of Atmos Energy Corporation (NYSE: ATO) for the sale of the methane component of landfill gas produced by MMC at the Carter Valley Landfill. The agreement provides for the sale of up to 600 MMBtu per day. The contract is effective beginning with September 2009 gas production and ends July 31, 2014. The agreed contract price of over $6 per MMBtu was a premium to the then current five-year strip price for natural gas on the NYMEX futures market.

In addition, the Company has a remaining derivative agreement on a specified number of barrels of oil that currently constitutes approximately half of the Company's daily production that ends on December 31, 2012. On July 28, 2009, the Company entered into a two-year agreement on crude oil pricing applicable to a specified number of barrels of oil that then constituted approximately two-thirds of the Company's daily production. Due to increased production levels, as well as a drop in the specified monthly barrels from 9,500 to 7,375 in 2011, this number of barrels constituted less than half of the Company's average daily production at July 31, 2011. As of August 1, 2011 the "costless collar" agreement has expired, however, the Company entered into an alternative hedging arrangement described below.

[3] The credit facility maturity date of January 27, 2014 is based on the March 14, 2012 amendment to the credit agreement

This "costless collar" agreement was effective August 1, 2009 through July 31, 2011 and had a $60.00 per barrel floor and $81.50 per barrel cap on a volume of 9,500 barrels per month during the period from August 1, 2009 through December 31, 2010, and 7,375 barrels per month from January 1, 2011 through July 31, 2011. The prices referenced in this agreement were WTI NYMEX. While the agreement was based on WTI NYMEX prices, the Company receives a price based on Kansas Common plus bonus, which results in a price approximately $7 per barrel less than current WTI NYMEX prices.

Under the "costless collar" agreement, no payment was made or received by the Company, as long as the settlement price was between the floor price and cap price ("within the collar"). However, if the settlement price was above the cap, the Company was required to pay the counterparty an amount equal to the excess of the settlement price over the cap times the monthly volumes hedged. If the settlement price was below the floor, the counterparty was required to pay the Company the deficit of the settlement price below the floor times the monthly volumes hedged. As of August 1 2011, the "costless collar" agreement had expired.

On June 27, 2011 the Company entered into an agreement with Cargill, for the period from August 1, 2011 through December 31, 2012. The agreement provides to the Company a $65 per barrel floor on a stated quantity of 10,000 barrels per month, which is approximately half of the Company's current production of oil. If the average price falls below $65 per barrel, then Cargill will pay to the Company the difference between $65 and the lower average price for 10,000 barrels per month in each month during when such lower average prices occur. However, unlike the "costless collar" arrangement, the Company will not have a price cap on any portion of its production volumes. The cost of the Cargill agreement to the Company, which was paid on June 27, 2011, was $2.20 per barrel per month or a total of $374,000 for the entire period of the agreement.

These agreements were primarily intended to help maintain and stabilize cash flow from operations if lower oil prices return. If lower oil prices return, the Cargill Agreement may allow the Company to maintain production levels of crude oil by enabling the Company to perform some ongoing polymer or other workover treatments on then existing producing wells in Kansas.

Interest Rate Risk

At December 31, 2011, the Company had debt outstanding of approximately $11.8 million including, as of that date, $11.5 million owed on its credit facility with F&M Bank. The interest rate on the credit facility is variable at a rate equal to the greater of prime rate plus 0.25%, or 5.25% per annum. The Company's remaining debt of $0.3 million has fixed interest rates ranging from 3.9% to 7.25%. As a result, the Company annual interest cost in 2011 fluctuated based on short-term interest rates on approximately 98% of its total debt outstanding at December 31, 2011. During 2011, the Company paid approximately $0.6 million of interest on the F&M Bank line of credit. The impact on interest expense and the Company's cash flows of a 10% increase in the interest rate on the F&M Bank credit facility would be approximately $0.1 million assuming borrowed amounts under the credit facility remained at the same amount owed as of December 31, 2011. The Company did not have any open derivative contracts relating to interest rates at December 31, 2011.

Forward-Looking Statements and Risk

Certain statements in this Report, including statements of the future plans, objectives, and expected performance of the Company, are forward-looking statements that are dependent upon certain events, risks and uncertainties that may be outside the Company's control, and which would cause actual results to differ materially from those anticipated. Some of these include, but are not limited to, the market prices of oil and gas, economic and competitive conditions, inflation rates, legislative and regulatory changes, financial market conditions, political and economic uncertainties of foreign governments, future business decisions, and other uncertainties, all of which are difficult to predict.

There are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from estimates. The drilling of exploratory wells can involve significant risks, including those related to timing, success rates and cost overruns. Lease and rig availability, complex geology and other factors can also affect these risks. Additionally, fluctuations in oil and gas prices, or a prolonged period of low prices, may substantially adversely affect the Company financial position, results of operations and cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data commence on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective September 21, 2011, the Company elected not to retain Rodefer Moss & Co., PLLC (Rodefer Moss") as its independent registered public accounting firm and engaged Hein & Associates LLP to audit the Company's accounts for the fiscal year ended December 31, 2011. Rodefer Moss audited the Company's financial statements for the two most recent fiscal years ended December 31, 2009 and 2010 and reviewed the Company's financial statements for the subsequent interim periods through September 21, 2011.

The change of the Company's auditors, including all the information required pursuant to Item 304(a) of Regulation S-K, was reported by the Company in its Current Report on Form 8-K filed with the SEC on September 22, 2011, which report is incorporated by reference herein. Further, the information therein is also incorporated by reference from the section entitled "Proposal No. 2: Ratification of Selection of Hein & Associates LLP as Independent Auditors" in the Proxy Statement.

There were no disagreements or other events in connection with the Company's change of accountants that would be required to be reported under Item 303(b) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer, and other members of management team have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this Report, were adequate and effective to provide reasonable assurance that information required to be disclosed by the Company in reports that is files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

The effectiveness of a system of disclosure controls and procedures is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of internal controls, and fraud. Due to such inherent limitations, there can be no assurance that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate levels of management.

Managements Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the process designed by, or under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness into future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of the Company internal control over financial reporting as of December 31, 2011. In making this assessment, the Company's management used the criteria set forth in the framework in "Internal Control- Integrated- Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the evaluation conducted under the framework in "Internal

Control- Integrated Framework," issued by COSO the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

As part of a continuing effort to improve the Company's business processes, Management is evaluating its internal controls and may update certain controls to accommodate any modifications to its business processes or accounting procedures. During 2011, the Company strengthened its internal controls related to tax by engaging a firm to provide tax services that has significant oil and gas and public company experience. There have been no other changes to the Company's system of internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's system of controls over financial reporting.

ITEM 9B. OTHER INFORMATION

The Company's 2011 Annual Meeting of Stockholders will be held on May 29, 2012 at 1:00 pm at the Homewood Suites by Hilton, 10935 Turkey Drive, Knoxville, Tennessee 37922.

On March 14, 2012, the Company's senior credit facility with F&M Bank and Trust Company, N.A. of Dallas, Texas (F&M Bank") after F&M Bank's semiannual review of the Company's currently owned producing properties was amended to increase the Company's borrowing base from $20 million to $23 million and extend the term of the facility to January 27, 2014. The borrowing base remains subject to the existing periodic redetermination provisions in the credit facility. The maximum line of credit of the Company under the F&M Bank credit facility is $40 million and the Company's outstanding borrowing under the facility as of March 14, 2012 was $14.5 million.

PART III

Certain information required by Part III of this Report is incorporated by reference from the Company's definitive proxy statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2012 Annual Meeting of Stockholders (the "Proxy Statement").

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERANCE

The information required by this Item with respect to the Company's directors is incorporated by reference to the information in the section entitled "Proposal No. 1: Election of Directors" in the Proxy Statement.

The information required by this Item with respect to corporate governance regarding the Nominating Committee and Audit Committee of the Board of Directors is incorporated by reference from the section entitled "Board of Directors-Committees" in the Proxy Statement.

The information required by this Item with respect to disclosure of any known late filing or failure by an insider to file a report required by Section 16 of the Exchange Act is incorporated by reference to the information in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

The information required by this item with respect to the identification and background of the Company's executive officers and the Company's Code of Ethics is set forth in Item 1 of this Report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the information in the sections entitled "Executive Compensation", "Compensation/Stock Option Committee Interlocking and Insider Participation" and "Compensation Committee Report" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

Except as set forth below, the information required by this Item regarding security ownership of certain beneficial owners and directors and officers is incorporated by reference from the sections entitled "Voting Securities and Principal Holders" and "Beneficial Ownership of Directors and Officers" in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth information regarding the Company's equity compensation plans as of December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding, options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[4]	1,471,000	$0.61	1,956,623
Equity compensation plans not approved by security holders	-	-	-

[4] Refers to Tengasco, Inc. Stock Incentive Plan (the "Plan") which was adopted to provide an incentive to key employees, officers, directors and consultants of the Company and its present and future subsidiary corporations, and to offer an additional inducement in obtaining the services of such individuals. The Plan provides for the grant to employees of the Company of "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options to outside Directors and consultants the Company and stock appreciation rights. The Plan was approved by the Company's shareholders on June 26, 2001. Initially, the Plan provided for the issuance of a maximum of 1,000,000 shares of the Company's $.001 par value common stock. Thereafter, the Company's Board of Directors adopted and the shareholders approved amendments to the Plan to increase the aggregate number of shares that may be issued under the Plan to 7,000,000 shares. The most recent amendment to the Plan increasing the number of shares that may be issued under the Plan by 3,500,000 shares and extending the Plan for another 10 years was approved by the Company Board of Directors on February 1, 2008 and approved by the Company's shareholders at the Annual Meeting of Stockholders held June 2, 2008.

Total	1,471,000	$0.61	1,956,623

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item as to transaction between the Company and related persons is incorporated by reference from the section entitled "Certain Transactions" in the Proxy Statement.

The information required by this Item as to the independence of the Company's directors and members of the committees of the Company's Board of Directors is incorporated by reference from the section entitled "Board of Directors" and the subsections thereunder entitled "Director Independence" and "Committees" set forth in "Proposal No.1: Election of Directors" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from the information in the section entitled "Proposal No. 2: Ratification of Selection of Hein & Associates LLP as Independent Auditors" in the Proxy Statement.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

A. The following documents are filed as part of this Report:

1. Financial Statements:

   Consolidated Balance Sheets

   Consolidated Statements of Operations

   Consolidated Statements of Stockholders Equity

   Consolidated Statements of Cash Flows

   Notes to Consolidated Financial Statements

2. Financial Schedules:

   Schedules have been omitted because the information required to be set forth therein is not applicable or is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits.

The following exhibits are filed with, or incorporated by reference into this Report:

Exhibit Index

Exhibit Number	Description
3.1	Delaware Certificate of Incorporation (Incorporated by reference to Exhibit B to registrant's Definitive Proxy Statement pursuant to Schedule 14a filed May 2, 2011).
3.2	Bylaws (Incorporated by reference to Exhibit B to registrant's Definitive Proxy Statement filed May 2, 2011).
3.3	Agreement and Plan of Merger of Tengasco, Inc. (a Tennessee corporation with and into Tengasco, Inc., a Delaware corporation dated as of April 15, 2011 (Incorporated by reference to Exhibit B to registrant's Definitive Proxy Statement pursuant to Schedule 14a filed May 2, 2011).
4.1	Form of Rights Certificate Incorporated by reference to registrant's statement on Form S-1 filed February 13, 2004 Registration File No. 333-109784 (the "Form S-1")
10.1	Natural Gas Sales Agreement dated November 18, 1999 between Tengasco, Inc. and Eastman Chemical Company (Incorporated by reference to Exhibit 10.10 to the registrant's current report on Form 8-K filed November 23, 1999)
10.2	Amendment Agreement between Eastman Chemical Company and Tengasco, Inc. dated March 27, 2000 (Incorporated by reference to Exhibit 10.14 to the registrant's 1999 Form 10-KSB)
10.3	Tengasco, Inc. Incentive Stock Plan (Incorporated by reference to Exhibit 4.1 to the registrant's registration statement on Form S-8 filed October 26, 2000)
10.4	Amendment to the Tengasco, Inc. Stock Incentive Plan dated May 19, 2005 (Incorporated by reference to Exhibit 4.2 to the registrant's registration statement on Form S-8 filed June 3, 2005)

10.5	Loan and Security Agreement dated as of June 29, 2006 between Tengasco, Inc. and Citibank Texas, N.A. (Incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated June 29, 2006)
10.6	Subscription Agreement of Hoactzin Partners, L.P. for the Company's ten well drilling program on its Kansas Properties dated August 3, 2007 (Incorporated by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2007 filed March 31, 2008 [the "2007 Form 10-K"])..
10.7	Agreement and Conveyance of Net Profits Interest dated September 17, 2007 between Manufactured Methane Corporation as Grantor and Hoactzin Partners, LP as Grantee (Incorporated by reference to Exhibit 10.16 to the 2007 Form 10-K).
10.8	Agreement for Conditional Option for Exchange of Net Profits Interest for Convertible Preferred Stock dated September 17, 2007 between Tengasco, Inc., as Grantor and Hoactzin Partners, L.P., as Grantee (Incorporated by reference to Exhibit 10.17 to the 2007 Form 10-K).
10.9	Assignment of Notes and Liens Dated December 17, 2007 between Citibank, N.A., as Assignor, Sovereign Bank, as Assignee and Tengasco, Inc., Tengasco Land & Mineral Corporation and Tengasco Pipeline Corporation as Debtors (Incorporated by reference to Exhibit 10.18 to the 2007 Form 10-K).
10.10	Management Agreement dated December 18, 2007 between Tengasco, Inc. and Hoactzin Partners, L.P. (Incorporated by reference to Exhibit 10.20 to the 2007 Form 10-K).
10.11	Amendment to the Tengasco, Inc. Stock Incentive Plan dated February 1, 2008, 2008 (Incorporated by reference to Exhibit 4.1 to the registrant's registration statement on Form S-8 filed June 3, 2008)
10.12	Assignment of Leases from Black Diamond Oil, Inc. to Tengasco, Inc. (Incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed on August 11, 2008).
10.13	Energy Option Transaction Confirmation Agreement (Put) between Tengasco, Inc. and Macquarie Bank Limited dated September 17, 2009 (Incorporated by reference to Exhibit 10.13 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 31, 2010).
10.14	Energy Option Transaction Confirmation Agreement (Call) Amendment between Tengasco, Inc. and Macquarie Bank Limited dated September 17, 2009 (Incorporated by reference to Exhibit 10.14 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 31, 2010).
10.15	Assignment of Credit Facility to F&M Bank and Trust Company (Incorporated by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2010 filed on March 31, 2011).

10.16	Ninth Amendment to Loan and Security Agreement dated February 22, 2011 between Tengasco, Inc. as borrower and F&M Bank Trust Company as Lender (incorporated by reference to Exhibit 9.01to the registrant's Current Report on Form 8-K filed on February 25, 2011).
10.17*	Tenth Amendment to Loan and Security Agreement dated March 14, 2012 between Tengasco, Inc. as borrower and F&M Bank Trust Company as Lender
14	Code of Ethics (Incorporated by reference to Exhibit 14 to the registrant's Annual Report on Form 10-K filed March 30, 2004)
21	List of subsidiaries (Incorporated by reference to Exhibit 21 to the 2007 Form 10-K).
23.1*	Consent of LaRoche Petroleum Consultants, Ltd.
23.2*	Consent of Rodefer Moss & Co., PLLC
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Report of LaRoche Petroleum Consultants, Ltd. has been added to the filing for the year ended December, 31, 2011
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRLTaxonomy Presentation Linkbase Document

* Exhibit filed with this Report

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2012

Tengasco, Inc.

(Registrant)

By: s/ Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

By: s/ Michael J. Rugen
Michael J. Rugen,
Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in their capacities and on the dates indicated.

Signature	Title	Date
s/ Jeffrey R. Bailey Jeffrey R. Bailey	Director; Chief Executive Officer	March 29,2012
s/ Matthew K. Behrent Matthew K. Behrent	Director	March 29,2012
s/John A. Clendening John A. Clendening	Director	March 29,2012
s/ Peter E. Salas Peter E. Salas	Director	March 29,2012
s/ Hughree F. Brooks Hughree F. Brooks	Director	March 29,2012
s/ Michael J. Rugen Michael J. Rugen	Principal and Financial Accounting Officer	March 29,2012

Tengasco, Inc.
and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2011, 2010, and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Tengasco, Inc.

We have audited the accompanying consolidated balance sheet of Tengasco, Inc. and subsidiaries as of December 31, 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tengasco, Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

s/Hein & Associates LLP
Houston, Texas

March 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director's and
Stockholder's of Tengasco, Inc.

We have audited the accompanying consolidated balance sheets of Tengasco, Inc. (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company was not required for 2010 to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tengasco, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

s/ Rodefer Moss & Co., PLLC

Knoxville, Tennessee
March 31, 2011

Tengasco, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share and share data)

	December 31, 2011	December 31, 2010
Assets		
Current		
Cash and cash equivalents	$ 68	$ 141
Accounts receivable	1,579	1,517
Accounts receivable-related party	265	993
Inventory	823	577
Deferred tax asset-current	164	264
Commodity derivative asset-current	142	-
Other current assets	79	42
Total current assets	3,120	3,534
Restricted cash	121	121
Loan fees, net	82	99
Oil and gas properties, net (*full cost accounting method*)	20,206	14,157
Pipeline facilities, net	6,865	7,041
Methane project, net	5,102	4,394
Other property and equipment, net	426	308
Deferred tax asset-noncurrent	10,077	10,095
Total assets	$ 45,999	$ 39,749

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share and share data)

	December 31, 2011	December 31, 2010
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable-trade	$ 1,203	$ 550
Accounts payable other	265	993
Accrued liabilities	710	571
Prepaid revenues- current	-	594
Current maturities of long-term debt	103	129
Commodity derivative liability-current	-	687
Total current liabilities	2,281	3,524
Asset retirement obligation	1,927	1,437
Long term debt, less current maturities	11,694	9,564
Total liabilities	15,902	14,525
Stockholders' equity		
Common stock, $.001 par value: authorized 100,000,000 Shares; 60,737,413 and 60,687,413 shares issued and outstanding	61	61
Additional paid in capital	55,595	55,402
Accumulated deficit	(25,559)	(30,239)
Total stockholders' equity	30,097	25,224
Total liabilities and stockholders' equity	$ 45,999	$ 39,749

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Operations

(In thousands, except per share and share data)

	Year ended December 31,		
	2011	2010	2009
Revenues	$ 17,085	$ 13,216	$ 9,731
Cost and expenses			
Production costs and taxes	6,204	6,020	5,315
Depreciation, depletion, and amortization	2,703	2,627	2,571
General and administrative	2,324	2,294	2,085
Impairment	-	4,957	-
Total cost and expenses	11,231	15,898	9,971
Net income (loss) from operations	5,854	(2,682)	(240)
Other income (expense)			
Interest expense	(642)	(659)	(634)
Gain (loss) on derivatives	(407)	492	(1,313)
Gain (loss) on sale of assets	37	15	-
Total other income (expense)	(1,012)	(152)	(1,947)
Income (loss) before income tax	4,842	(2,834)	(2,187)
Deferred income tax benefit (expense)	(118)	1,089	169
Current income tax benefit (expense)	(44)	-	-
Net income (loss)	$ 4,680	$ (1,745)	$ (2,018)
Net income (loss) per share			
Basic	$ 0.08	$ (0.03)	$ (0.03)
Fully diluted	$ 0.08	$ (0.03)	$ (0.03)
Shares used in computing earnings per share			
Basic	60,701,660	60,415,859	59,408,990
Diluted	61,088,983	60,415,859	59,408,990

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands, except per share and share data)

	Common Stock		Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, December 31, 2008	59,350,661	$ 59	$ 54,993	$ (26,476)	$ 28,576
Net loss	-	-	-	(2,018)	(2,018)
Options and compensation expense	-	-	174	-	174
Common stock issued for exercise of options	410,000	1	110	-	111
Balance, December 31, 2009	59,760,661	$ 60	$ 55,277	$ (28,494)	$ 26,843
Net loss	-	-	-	(1,745)	(1,745)
Options and compensation expense	-	-	111	-	111
Common stock issued for exercise of options	926,752	1	14	-	15
Balance, December 31, 2010	60,687,413	$ 61	$ 55,402	$ (30,239)	$ 25,224
Net income				4,680	4,680
Options and compensation expense			165		165
Common stock issued for exercise of options	50,000	-	28		28
Balance, December 31, 2011	60,737,413	$ 61	$ 55,595	$ (25,559)	$ 30,097

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2011	2010	2009
Operating activities			
Net income (loss)	$ 4,680	$ (1,745)	$ (2,018)
Adjustments to reconcile net income (loss) to net cash Provided by operating activities			
Depreciation, depletion, and amortization	2,703	2,627	2,571
Amortization of loan fees-interest expenses	77	97	-
Accretion on asset retirement obligation	96	112	48
Impairment	-	4,957	-
(Gain) loss on sale of vehicles/equipment	(37)	(15)	-
Compensation and services paid in stock options	165	111	174
Deferred income tax expense (benefit)	118	(1,089)	(169)
(Gain) loss on derivatives	407	(626)	1,313
Changes in assets and liabilities			
Accounts receivable	(62)	(369)	(20)
Accounts receivable-related party	728	(993)	-
Inventory and other assets	(283)	(18)	(115)
Accounts payable-trade	653	(191)	41
Accounts payable- other	(728)	993	-
Accrued liabilities	139	268	(137)
Settlement on asset retirement obligations	(165)	(75)	-
Net cash provided by operating activities	8,491	4,044	1,688
Investing activities			
Additions to oil and gas properties	(8,315)	(3,533)	(1,020)
Proceeds from sale of oil and gas properties	36	-	142
Net additions to Methane Project	(811)	(69)	(184)
Net additions to pipeline facilities	-	(22)	(418)
Net additions to other property & equipment	(48)	(134)	-
Derivative costs and settlements	(1,236)	-	-
Net cash (used in) investing activities	(10,374)	(3,758)	(1,480)
Financing activities			
Proceeds from exercise of options/warrants	28	15	111
Proceeds from borrowings	2,030	-	-
Repayment of borrowings	(188)	(532)	(142)
Loan fees	(60)	(50)	-
Net cash provided by (used in) financing activities	1,810	(567)	(31)
Net change in cash and change equivalents	(73)	(281)	177
Cash and cash equivalents, beginning of period	141	422	245
Cash and cash equivalents, end of period	$ 68	$ 141	$ 422
Supplemental cash flow information:			
Interest paid	$ 565	$ 562	$ 634
Supplemental non-cash investing and financing activities:			
Financed Company vehicles	$ 262	$ 44	$ 196
Asset retirement obligations capitalized	$ 559	$ 950	$ (254)

See accompanying Notes to Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

Tengasco, Inc. is a Delaware corporation ("Tengasco" or the "Company").

The Company is in the business of exploration and production of oil and natural gas. The Company's primary area of oil exploration and production is in Kansas. The Company's primary area of natural gas exploration and production is the Swan Creek Field in Tennessee.

The Company's wholly-owned subsidiary, Tengasco Pipeline Corporation ("TPC"), owns and operates a 65 mile intrastate pipeline which it constructed to transport natural gas from the Company's Swan Creek Field to customers in Kingsport, Tennessee.

The Company's wholly-owned subsidiary, Manufactured Methane Corporation ("MMC") operates treatment and delivery facilities using the latest developments in available treatment technologies for the extraction of methane gas from nonconventional sources for delivery through the nations existing natural gas pipeline system, including the Company's TPC pipeline system in Tennessee for eventual sale to natural gas customers.

Principles of Consolidation

The accompanying consolidated financial statements are presented in accordance with accepted accounting principles generally accepted in the United States ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries after elimination of all significant intercompany transactions and balances.

Use of Estimates

The accompanying consolidated financial statements are prepared in conformity with U.S. GAAP which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include reserve quantities and estimated future cash flows associated with proved reserves, which significantly impact depletion expense and potential impairments of oil and natural gas properties, income taxes and the valuation of deferred tax assets, stock-based compensation and commitments and contingencies. We analyze our estimates based on historical experience and various other assumptions that we believe to be reasonable. While we believe that our estimates and assumptions used in preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized based on actual volumes of oil and gas sold to purchasers at a fixed or determinable price, when delivery has occurred and title has transferred, and collectability is reasonably assured. Crude oil is stored and at the time of delivery to the purchasers, revenues are recognized.

Natural gas meters are placed at the customer's location and usage is billed each month. There were no material natural gas imbalances at December 31, 2011.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with a maturity of ninety days or less at date of purchase. The Company has elected to enter into a sweep account arrangement allowing excess cash balances to be used to temporarily pay down the credit facility, thereby, reducing overall interest cost.

Restricted Cash

As security required by Tennessee oil and gas regulations, the Company placed $120,500 in a Certificate of Deposit to cover future asset retirement obligations for the Company's Tennessee wells.

Inventory

Inventory consists of crude oil in tanks and is carried at lower of cost or market value. In addition, the Company also carried equipment and materials to be used in its Kansas operation and is carried at lower of cost or market value. At December 31, 2011 and 2010, inventory consisted of the following (in thousands):

	December 31,		
	2011		2010
Oil	$ 679		$ 566
Equipment and materials	144		11
	$ 823		$ 577

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas property acquisition, exploration, and development activities. Under this method, all costs incurred in connection with acquisition, exploration and development of oil and gas reserves are capitalized. Capitalized costs include lease acquisitions, seismic surveys, drilling, completion, and estimated asset retirement costs. The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated asset retirement costs, which are not already included net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The Company has determined its reserves based upon reserve reports provided by LaRoche Petroleum Consultants Ltd. in 2011, 2010, and 2009. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. The Company has $0.3 million in unevaluated properties as of December 31, 2011. Proceeds from the sale of oil and gas properties are accounted for as reductions to capitalized costs unless such sales cause a significant change in the relationship between costs and the estimated value of proved reserves, in which case a gain or loss is recognized.

At the end of each reporting period, the Company performs a "ceiling test" on the value of the net capitalized cost of oil and gas properties. This test compares the net capitalized cost (capitalized cost of oil and gas properties, net of accumulated depreciation, depletion and amortization and related deferred income taxes) to the present value of estimated future net revenues from oil and gas properties using an average price (arithmetic average of the beginning of month prices for the prior 12 months) and current cost discounted at 10% plus cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the cost being amortized (ceiling). Prior to the year ending December 31, 2009, the ceiling was calculated using the year end price.

Asset Retirement Obligation

An asset retirement obligation associated with the retirement of a tangible long-lived asset is recognized as a liability in the period incurred, with an associated increase in the carrying amount of the related long-lived asset, our oil and natural gas properties. The cost of the tangible asset, including the asset retirement cost, is depleted over the useful life of the asset. The asset retirement obligation is recorded at its estimated fair value, measured by reference to the expected future cash outflows required to satisfy the retirement obligation discounted at our credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. If the estimated future cost of the asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the long-lived asset. Revisions to estimated asset retirement obligations can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in the estimated timing of abandonment.

Pipeline Facilities

The pipeline was placed into service in 2001. The pipeline is being depreciated over its estimated useful life of 30 years. The Company reviews the carrying value of the pipeline for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. During 2010 there were indicators the pipeline may be impaired and the Company performed an assessment of the carrying value as of December 31, 2010 based on expected future cash flows. The assessment resulted in the Company recording an impairment of approximately $5.0 million for the year ended December 31, 2010. At December 31, 2011 management determined there were no indicators of impairment, therefore, there is no impairment charge for the year ended December 31, 2011. The net book value of the pipeline system was approximately $6.9 million and $7.0 million at December 31, 2011 and 2010, respectively. The Company recorded depreciation expense of $0.2 million, $0.4 million and $0.4 million for the years 2011, 2010, and 2009, respectively.

Manufactured Methane Facilities

The methane facilities were placed into service on April 1, 2009. The methane facilities are being depreciated over an estimated useful life of 32 years and 9 months beginning at the time it was placed in service. This useful life is based on estimated landfill closure date of December 2041. The Company recorded depreciation expense of $0.1 million in each of the years 2011, 2010, and 2009.

Other Property and Equipment

Other property and equipment is carried at cost. The Company provides for depreciation of other property and equipment using the straight-line method over the estimated useful lives of the assets which range from two to seven years. Net gains or losses on other property and equipment disposed of are included in operating income in the period in which the transaction occurs.

Stock-Based Compensation

The Company records stock-based compensation to employees based on the estimated fair value of the award at grant date. We recognize expense on a straight line basis over the requisite service period. The Company recorded compensation expense of $0.2 million in 2011, $0.1 million in 2010 and $0.2 million in 2009.

Accounts Receivable

Accounts receivable consist of uncollateralized joint interest owner obligations due within 30 days of the invoice date and uncollateralized accrued revenues due under normal trade terms, generally requiring payment within 30 days of production. No interest is charged on past-due balances. Payments made on accounts receivable are applied to the earliest unpaid items. We review accounts receivable periodically and reduce the carrying amount by a valuation allowance that reflects our best estimate of the amount that may not be collectible. No such allowance was considered necessary at December 31, 2011 or 2010.

Income Taxes

Income taxes are reported in accordance with U.S. GAAP, which requires the establishment of deferred tax accounts for all temporary differences between the financial reporting and tax bases of assets and liabilities, using currently enacted federal and state income tax rates. In addition, deferred tax accounts must be adjusted to reflect new rates if enacted into law. Temporary differences result principally from federal and state net operating loss carryforwards, differences in oil and gas property values resulting from a 2008 ceiling test write down, differences in pipeline values resulting from a 2010 impairment, and differences in methods of reporting depreciation and amortization. Management routinely assesses the ability to realize our deferred tax assets and reduces such assets by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be recognized.

At December 31, 2011, federal net operating loss carryforwards amounted to approximately $16.2 million which expire between 2013 and 2024. The total deferred tax asset was $10.2 million and $10.4 million at December 31, 2011 and 2010, respectively.

Realization of deferred tax assets is contingent on the generation of future taxable income. As a result, management considers whether it is more likely than not that all or a portion of such assets will be realized during periods when they are available, and if not, management provides a valuation allowance for amounts not likely to be recovered.

Management periodically evaluates tax reporting methods to determine if any uncertain tax positions exist that would require the establishment of a loss contingency. A loss contingency would be recognized if it were probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimates and management's judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately incurred for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Although management considers our valuation allowance and loss contingency as of December 31, 2011 and 2010 adequate, material changes in these amounts may occur in the future based on tax audits and changes in legislation.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at December 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits.

The Company's primary business activities include oil and gas sales to a limited number of customers in the states of Kansas and Tennessee. The related trade receivables subject the Company to a concentration of credit risk.

The Company sells a majority of its crude oil primarily to one customer in Tennessee and two customers in Kansas. Additionally, the Company is presently dependent upon a small number of customers for the sale of gas from the Swan Creek Field. Although management believes that customers could be replaced in the ordinary course of business, if the present customers were to discontinue business with the Company, it may have a significant adverse effect on the Company's projected results of operations.

Revenue from the top three purchasers accounted for 83.5%, 13.9%, and 1.9% of total oil and gas revenues for year ended December 31, 2011. Revenue from the top three purchasers accounted for 80.0%, 16.6% and 2.3% of total oil and gas revenues for the year ended December 31, 2010. Revenue from the top three purchasers accounted for 85.1%, 10.5% and 3.1% of total oil and gas revenues for the year ended December 31, 2009.

Earnings per Common Share

We report basic earnings per common share, which excludes the effect of potentially dilutive securities, and diluted earnings per common share which include the effect of all potentially dilutive securities unless their impact is anti-dilutive. The following are reconciliations of the numerators and denominators of our basic and diluted earnings per share, (*in thousands except for share and per share amounts)*:

	For the years ended December 31,		
	2011	2010	2009
Income (numerator):			
Net income (loss)	$ 4,680	$ (1,745)	$ (2,018)
Weighted average shares (denominator):			
Weighted average shares - basic	60,701,660	60,415,859	59,408,990
Dilution effect of share-based compensation, treasury method[5]	387,323	-	-
Weighted average shares - dilutive	61,088,983	60,415,859	59,408,990
Earnings (loss) per share:			
Basic	$ 0.08	$ (0.03)	$ (0.03)
Dilutive	$ 0.08	$ (0.03)	$ (0.03)

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payables, accrued liabilities and long term debt approximates fair value as of December 31, 2011 and 2010. (See Note 10 Derivatives for commodity derivative fair value disclosures)

Derivative Financial Instruments

The Company uses derivative instruments to manage our exposure to commodity price risk on sales of oil production. The Company does not enter into derivative instruments for speculative trading purposes. The Company presents the fair value of derivative contracts on a

[5] Because the Company had net losses for the years ended December 31, 2010 and 2009, dilutive potential shares of common stock were excluded as they were anti-dilutive.

net basis where the right to offset is provided for in our counterparty agreements. (See Note 10 Derivatives)

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation with no effect on net income.

2. Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04 -Fair Value Measurement *(Topic 820): Amendments to Achieve Common Fair Value Measurement* and Disclosure Requirements in U.S. GAAP and IFRS. The guidance clarifies the FASB's intent about the application of existing fair value measurement requirements and changes particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This guidance is effective during interim and annual periods beginning after December 15, 2011. Early adoption was not permitted. The Company does not believe the changes have a material impact on its results of operations or financial position.

In December 2011, the FASB issued ASU No. 2011-11 Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities. This guidance requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transaction subject to an agreement similar to a master netting arrangements. This guidance is effecting for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. We are currently evaluating the impact of the change and will make the necessary disclosures when required by the guidance.

3. Related Party Transactions

On September 17, 2007, the Company entered into a drilling program with Hoactzin Partners, L.P. ("Hoactzin") for ten wells consisting of approximately three wildcat wells and seven developmental wells to be drilled on the Company's Kansas Properties (the "Ten Well Program"). Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin Offshore Partners, L.P., which is the Company's largest shareholder.

Under the terms of the Ten Well Program, Hoactzin paid the Company $0.4 million for each well drilled in the Ten Well Program completed as a producing well and $0.25 million for each well that was non-productive. The terms of the Ten Well Program also provide that Hoactzin will receive all the working interest in the ten wells in the Program, but will pay an initial fee to the Company of 25% of its working interest revenues net of operating expenses. This is referred to as a management fee but, as defined, is in the nature of a net profits interest.

The fee paid to the Company by Hoactzin will increase to 85% when and if net revenues received by Hoactzin reach an agreed payout point of approximately 1.35 times Hoactzin's purchase price (the "Payout Point") for its interest in the Ten Well Program.

In March 2008, the Company drilled and completed the tenth and final well in the Ten Well Program. Of the ten wells drilled, nine were completed as oil producers and are currently producing approximately 38 barrels per day in total. Hoactzin paid a total of $3.85 million (the "Purchase Price") for its interest in the Ten Well Program resulting in the Payout Point being determined as $5.2 million. The amount paid by Hoactzin for its interest in the Program wells exceeded the Company's actual drilling costs of approximately $2.8 million for the ten wells by more than $1 million.

Under the terms of the Company's agreement with Hoactzin, reaching the Payout Point may be accelerated by operation of a second agreement by which Hoactzin will apply 75% of the net profits it may receive from a methane extraction project discussed below developed by the Company's wholly-owned subsidiary, Manufactured Methane Corporation ("MMC"), to the Payout Point. However, as discussed below, although the Methane Project has been placed into operation, no Methane Project net profits have been generated or paid to Hoactzin through December 31, 2011.

On September 17, 2007, Hoactzin, simultaneously with subscribing to participate in the Ten Well Program, pursuant to the second agreement referred to above with the Company was conveyed a 75% net profits interest in the methane extraction project developed by MMC at the Carter Valley landfill owned and operated by Republic Services in Church Hill, Tennessee (the "Methane Project"). Net profits, if any from the Project received by Hoactzin will be applied towards the determination of the Payout Point (as defined above) for the Ten Well Program.

Through December 31, 2011, no payments have been made to Hoactzin for its 75% net profits interest in the Methane Project, because no net profits have been generated. The method of calculation of the net profits interest takes into account specific costs and expenses as well as gross revenues for the project. As a result of the startup costs and ongoing operating expenses, no net profits, as defined in the agreement, have been generated from project startup in April, 2009 through December 31, 2011 for payment to Hoactzin under the net profits interest conveyed. When the Payout Point is reached from either the revenues from the wells drilled in the Ten Well Program or Hoactzin's share of the net profits from the Methane Project or a combination thereof, Hoactzin's net profits interest in the Methane Project will decrease to a 7.5% net profits interest.

On September 17, 2007, the Company also entered into a third simultaneous agreement with Hoactzin providing that if the Program and the Methane Project interest in combination failed to return net revenues to Hoactzin equal to 25% of the Purchase Price it paid for its interest in the Ten Well Program by December 31, 2009, then Hoactzin would have an option to exchange up to 20% of its net profits interest in the Methane Project for convertible preferred stock to be issued by the Company with a liquidation value equal to 20% of the Purchase Price less the net proceeds received at the time of any exchange. By December 31, 2011, the amount of net revenues received by Hoactzin from the Ten Well Program has reduced the Company's obligation to Hoactzin for the amount of the funds it had advanced for the Purchase Price from \$3.85 million to zero, thereby reaching the purchase price and therefore no preferred stock will ever be issued to Hoactzin.

On December 18, 2007, the Company entered into a Management Agreement with Hoactzin. On that same date, the Company also entered into an agreement with Charles Patrick McInturff employing him as a Vice-President of the Company. Pursuant to the Management Agreement with Hoactzin, Mr. McInturff's duties while he is employed as Vice-President of the Company will include the management on behalf of Hoactzin of its working interest in certain oil and gas properties owned by Hoactzin and located in the onshore Texas Gulf Coast, and offshore Texas and offshore Louisiana.

As consideration for the Company entering into the Management Agreement, Hoactzin agreed that it will be responsible to reimburse the Company for the payment of one-half of Mr. McInturff's salary, as well as certain other benefits he receives during his employment by the Company. In further consideration for the Company's agreement to enter into the Management Agreement, Hoactzin granted to the Company an option to participate in up to a 15% working interest on a dollar for dollar cost basis in any new drilling or workover activities undertaken on Hoactzin's managed properties during the term of the Management Agreement. The term of the Management Agreement ends on the earlier of the date Hoactzin sells its interest in its managed properties or five years (December 2012).

The Company became the operator of certain properties owned by Hoactzin in connection with the Management Agreement. The Company obtained from IndemCo, over time, bonds in the face amount of approximately \$10.7 million for the purpose of covering plugging and abandonment obligations for Hoactzin's operated properties located in federal offshore waters in favor of both the Bureau of Ocean Energy Management, Regulation and Enforcement, and certain private parties.

In connection with the issuance of these bonds the Company entered into a Payment and Indemnity Agreement with IndemCo whereby the Company guarantees payment of any bonding liabilities incurred by IndemCo. Dolphin Direct Equity Partners, LP co-signed the Payment and Indemnity Agreement, thereby becoming jointly and severally liable with the Company for the obligations to IndemCo. Hoactzin has provided \$6.6 million in cash to IndemCo as collateral for these potential obligations. Dolphin Direct Equity Partners is a private equity fund controlled by Peter E. Salas that has a significant economic interest in Hoactzin.

As operator, the Company has routinely contracted in its name for goods and services with vendors in connection with its operation of the Hoactzin properties. In practice, Hoactzin pays directly these invoices for goods and services that are contracted in the Company's name. During late 2009 and early 2010, Hoactzin undertook several significant operations, for which the Company contracted in the ordinary course. As a result of the operations performed in late 2009 and early 2010, Hoactzin currently has significant past due balances to several vendors, a portion of which are included on the Company's balance sheet. Payables related to these and ongoing operations remained outstanding at the end of 2011 and 2010 in the amount of $0.3 million and $1.0 million respectively. Because this amount is material, the Company has recorded the Hoactzin-related payables and the corresponding receivable from Hoactzin as of December 31, 2011 in its Consolidated Balance Sheets under "Accounts payable – other" and "Accounts receivable – related party". No Tengasco funds have been advanced by Tengasco to pay any obligations of Hoactzin. No borrowing capability of Tengasco has been used by the Company in connection with its obligations under the Management Agreement. The Management Agreement terminates at the earlier of the date of sale, if any, by Hoactzin of its managed properties, or December 2012.

4. Deferred Conveyance/Prepaid Revenues

The Company has adopted a deferred conveyance/prepaid revenues presentation of the transactions between the Company and Hoactzin Partners, L.P. on September 17, 2007 to more clearly present the effects of the three-part transaction consisting of the Ten Well Program, the Methane Project and a contingent exchange option agreement.

To reflect the deferred conveyance, the Company has allocated $0.9 million of the $3.85 million Purchase Price paid by Hoactzin for its interest in the Ten Well Program to the Methane Project, based on a relative fair value calculation of the Methane Project's portion of the projected payout stream of the combined two projects as seen at the inception of the agreement, utilizing then current prices and anticipated time periods when the Methane Project would come on stream. The Ten Well Program at inception was $2.95 million and the prepaid revenues were $0.9 million.

The Company has established separate deferred conveyance and prepaid revenue accounts for the Ten Well Program and the Methane Project. Release of the deferred amounts to the Ten Well Program will be made as proceeds are actually distributed to Hoactzin. Release will be made on the respective proceeds only as to each project until either one or both satisfy the threshold amount that removes the contingent equity exchange option. The prepaid revenues will be released using the units of production method.

5. Oil and Gas Properties

The following table sets forth information concerning the Company's oil and gas properties: *(in thousands):*

	December 31,	
	2011	2010
Oil and gas properties, at cost	$ 36,002	$ 27,837
Unevaluated properties	268	189
Accumulated depreciation, depletion and amortization	(16,064)	(13,869)
Oil and gas properties, net	$ 20,206	$ 14,157

During the years ended December 31, 2011, 2010, and 2009, the Company recorded depletion expense of $2.2 million, $1.9 million and $1.8 million, respectively.

6. Other Property and Equipment

Other property and equipment consisted of the following: *(in thousands)*

December 31,	*Depreciable Life*	2011	2010
Machinery and equipment	5-7 yrs	$ 969	$ 955
Vehicles	2-5 yrs	789	559
Other	5 yrs	64	64
Total		1,822	1,578
Less accumulated depreciation		(1,396)	(1,270)
Other property and equipment-net		$ 426	$ 308

The Company uses the straight-line method of depreciation for other property and equipment. The Company recorded depreciation expense of $0.2 million in each of the years 2011, 2010, and 2009.

7. Long-Term Debt

Long-term debt to unrelated entities consisted of the following: *(in thousands)*

December 31,	2011	2010
Note payable to a financial institution, with interest only payment until maturity.	$11,531	$9,501
Installment notes bearing interest at the rate of 5.5% to 8.25% per annum collateralized by vehicles with monthly payments including interest, insurance and maintenance of approximately $20,000	266	192
Total long-term debt	11,797	9,693
Less current maturities	(103)	(129)
Long-term debt, less current maturities	$11,694	$9,564

At December 31, 2011, the Company had a revolving credit facility with F&M Bank & Trust Company ("F&M Bank").

Under the credit facility, loans and letters of credit are available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $40 million or the Company's borrowing base in effect from time to time. The credit facility is secured by substantially all of the Company's producing and non-producing oil and gas properties and pipeline and the Company's Methane Project assets. The credit facility includes certain covenants in which the Company is required to comply. These covenants include leverage, interest coverage, minimum liquidity, and general and administrative coverage ratios. During 2011 and 2010 the Company was in compliance with all covenants.

On July 30, 2010, the Company and F&M Bank entered into an amendment to the credit facility which increased the borrowing base from $11 million to $14 million, set the interest rate to the greater of prime plus 0.25% or 5.25% per annum (rate at December 31, 2011 was 5.25%), eliminated the monthly commitment reduction, and changed the maturity date to January 27, 2012.

On February 22, 2011, the Company and F&M Bank entered into an amendment to the credit facility which increased the borrowing base from $14 million to $20 million, increased the maximum line of the Company's credit amount from $20 million to $40, million, and extended the term of the facility to January 27, 2013.

On July 14, 2011 F&M Bank reaffirmed the Company's borrowing base at $20 million.

The total borrowing by the Company under the facility at December 31, 2011 and December 31, 2010 was $ 11.5 million and $9.5 million, respectively. The next borrowing base review will take place in June 2012.

8. Commitments and Contingencies

The Company is a party to lawsuits in the ordinary course of its business. The Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be significant enough, in number or magnitude, to have in the aggregate a material adverse effect on its financial statements. On March 1, 2010, the Company entered into a lease for office space in Knoxville, Tennessee. The term of the lease is 41 months (five of which are free) and expires on July 31, 2013. The payment on this lease was $7,284 per month through December 2011 and $7,294 per month for the remainder of the lease.

Future non-cancellable commitments related to this lease are as follows (in thousands):

Year	
2012	$ 80
2013	51
	$ 131

Office rent expense for each of the three years ended December 31, 2011, 2010, and 2009 was $0.1 million.

9. Fair Value Measurements

FASB ASC 820, "Fair Value Measurements and Disclosures", establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markers for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Observable inputs, such as unadjusted quoted prices in active markets, for substantially identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices within Level 1 for similar assets and liabilities. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. If the asset or liability has a specified or contractual term, the input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs that are supported by little or no market activity, generally requiring a significant amount of judgment by management.

The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's liabilities at fair value as of December 31, 2011 and 2010. During 2011 and 2010, there were no changes in the fair value level classification. (in thousands)

December 31, 2011	Level 1		Level 2		Level 3
Derivative assets	$-		$142		$-
Total liabilities at fair value	$-		$142		$-

December 31, 2010	Level 1		Level 2		Level 3
Derivative liabilities	$-		$687		$-
Total liabilities at fair value	$-		$687		$-

Upon completion of wells, the Company records an asset retirement obligation at fair value using Level 3 assumptions.

10. Derivatives

On July 28, 2009, the Company entered into a two-year agreement on crude oil pricing. This "costless collar" agreement was effective August 1, 2009 through July 31, 2011 and had a $60.00 per barrel floor and $81.50 per barrel cap on a volume of 9,500 barrels per month during the period from August 1, 2009 through December 31, 2010, and 7,375 barrels per month from January 1, 2011 through July 31, 2011. The prices referenced in this agreement were WTI NYMEX. While the agreement was based on WTI NYMEX prices, the Company receives a price based on Kansas Common plus bonus, which results in a price approximately $7 per barrel less than current WTI NYMEX prices. As of August 1 2011, the "costless collar" agreement had expired.

On June 27, 2011 the Company entered into an agreement with Cargill, Incorporated for the period from August 1, 2011 through December 31, 2012 ("Cargill Agreement"). The agreement provides to the Company a $65 per barrel floor on a stated quantity of 10,000 barrels per month, which is approximately half of the Company's current production of oil. If the average price falls below $65 per barrel, then Cargill will pay to the Company the difference between $65 and the lower average price for 10,000 barrels per month in each month during when such lower average prices occur. However, unlike the "costless collar" arrangement, the Company will not have a price cap on any portion of its production volumes. The cost to the Company was $2.20 per barrel per month or a total of $374,000 for the entire period of the agreement. This cost was paid by the Company on June 27, 2011.

These agreements were primarily intended to help maintain and stabilize cash flow from operations if lower oil prices return.

As of December 31, 2011, the Company's open forward positions were as follows (fair value is based on methodology described in footnote 9 Fair Value Measurement):

Period	Monthly Volume	Total Volume	Floor/Cap NYMEX	Fair Value at December 31, 2011
	Oil (Bbls)	Oil (Bbls)	$ per Bbl	(in thousands)
1st Qtr 2012	10,000	30,000	$65.00-N/A	$ 2
2nd Qtr 2012	10,000	30,000	$65.00-N/A	$ 23
3rd Qtr 2012	10,000	30,000	$65.00-N/A	$ 48
4th Qtr 2012	10,000	30,000	$65.00-N/A	$ 69
			Current Asset	$ 142

The Company records changes in the unrealized derivative asset or liability as a "Gain (loss) on derivatives" in the Consolidated Statements of Operations. The Company recorded a $0.45 million unrealized gain during 2011 and a $0.63 million unrealized gain during 2010.

During 2011, the Company made settlement payments related to the "costless collar" of $0.86 million. These realized losses were recorded as a "Gain (loss) on derivatives" in the Consolidated Statements of Operation. During 2010, the Company made settlement payments of $0.13 million.

11. Asset Retirement Obligation

Our asset retirement obligations represent the estimated present value of the amount we will incur to plug, abandon and remediate our producing properties at the end of their productive lives in accordance with applicable laws. The following table summarizes the Company's Asset Retirement Obligation transactions for the years ended December 31, 2010 and 2011: *(in thousands):*

Balance December 31, 2009	$ 450
Accretion expense	112
Liabilities incurred	11
Liabilities settled	(75)
Revision in estimated liabilities	939
Balance December 31, 2010	$ 1,437
Accretion expense	96
Liabilities incurred	57
Liabilities settled	(165)
Revisions in estimated liabilities	502
Balance December 31, 2011	$1,927

The revisions in estimated liabilities resulted primarily from increasing estimated plugging cost on Kansas and Tennessee wells based on the actual cost incurred on the wells plugged in 2010 and 2011.

12. Stock Options

In October 2000, the Company approved a Stock Incentive Plan which was effective for a ten-year period commencing on October 25, 2000 and ended on October 24, 2010. The aggregate number of shares of Common Stock as to which options and Stock Appreciation Rights may be granted to participants under the original Plan was not to exceed 7,000,000. The most recent amendment to the Plan increasing the number of shares that may be issued under the Plan by 3,500,000 shares and extending the Plan for another ten years was approved by the Company's Board of Directors on February 1, 2008 and approved by the Company's shareholders at the Annual Meeting of Stockholders held on June 2, 2008. Options are not transferable, are exercisable for 3 months after voluntary resignation from the Company, and terminate immediately upon involuntary termination from the Company. The purchase price of shares subject to this Plan shall be determined at the time the options are granted, but are not permitted to be less than 85% of the fair market value of such shares on the date of grant. Furthermore, a participant in the Plan may not, immediately prior to the grant of an Incentive Stock Option hereunder, own stock in the Company representing more than ten percent of the total voting power of all classes of stock of the Company unless the per share option price specified by the Board for the Incentive Stock Options granted such a participant is at least 110% of the fair market value of the Company's stock on the date of grant and such option, by its terms, is not exercisable after the expiration of 5 years from the date such stock option is granted.

Stock option activity in 2011, 2010, and 2009 is summarized below:

	2011		2010		2009	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,571,000	$0.60	3,021,000	$0.42	2,931,000	$0.38
Granted	186,745	$1.01	396,000	$0.44	500,000	$0.54
Exercised	(50,000)	$0.57	(1,831,000)	$0.27	(410,000)	$0.27
Expired/cancelled	(236,745)	$0.82	(15,000)	$0.58	-	-
Outstanding end of year	1,471,000	$0.61	1,571,000	$0.60	3,021,000	$0.42

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

Weighted Average Exercise Price	Options Outstanding (shares)	Weighted Average Remaining Contractual Life (years)	Options Exercisable (shares)
$0.57	400,000	1.1	400,000
$1.44	75,000	1.4	75,000
$0.70	75,000	2.0	75,000
$0.50	400,000	3.8	160,000
$0.43	75,000	3.1	75,000
$0.44	296,000	3.7	296,000
$1.08	75,000	4.3	75,000
$1.16	25,000	4.3	25,000
$0.84	25,000	4.5	25,000
$0.72	25,000	4.8	25,000
	1,471,000		1,231,000

During 2011, the Company issued the following options to each of the non-executive directors that remain outstanding as of December 31, 2011. These options vested upon grant date.

Options Issued to Each Non-executive Director	Total Options Issued to Non-executive Directors	Exercise Price	Grant Date	Expiration Date
25,000	75,000	$ 1.08	3/17/2011	3/16/2016
6,250	25,000	$ 1.16	4/1/2011	3/31/2016
6,250	25,000	$ 0.84	7/6/2011	7/5/2016
6,250	25,000	$ 0.72	10/3/2011	10/2/2016

The weighted average fair value per share of options granted in 2011 was $0.55 and 2010 was $0.24 calculated using the Black Scholes option pricing model.

Compensation expense related to stock options was $0.2 million in 2011 and was $ 0.1 million in 2010 and $0.2 million in 2009. At December 31, 2011, there was $0.06 million of total unrecognized compensation costs related to unvested options that is expected to be recognized over a weighted average period of approximately 1.75 years.

The fair value of stock options used to compute share based compensation is the estimated present value at grant date using the Black Scholes option pricing model with weighted average assumptions for 2011 of expected volatility of 59.3%, a risk free interest rate of 3.64% and an expected option life remaining from 1.1 to 4.8 years. The weighted average assumptions for 2010 were expected volatility of 62.4%, a risk free interest rate of 3.77% and an expected option life remaining from 2.1 to 4.7 years. The weighted average assumptions used for 2009 were expected volatility of 100%, a risk fee interest rate of 3.67% and an expected option life remaining for 0.3 years to 5.7 years.

13. Income Taxes

The Company had taxable income for the years ended December 31, 2011 and 2010, but had no taxable income for the year ended December 31, 2009.

A reconciliation of the statutory U.S. Federal income tax and the income tax provision included in the accompanying consolidated statements of operations is as follows (in thousands):

	2011	2010	2009
Statutory rate	34%	34%	34%
Tax (benefit) / expense at statutory rate	$ 1,647	$ (964)	$ (744)
State income tax (benefit) expense	214	(125)	(97)
Permanent difference	34	-	-
Other	8	-	-
Net Change in deferred tax asset valuation allowance	(1,741)	-	672
Total income tax provision (benefit)	$ 162	$ (1,089)	$ (169)

Management has evaluated the positions taken in connection with the tax provisions and tax compliance for the years included in these financial statements as required by ASC 740. The Company does not believe that any of its positions it has taken will not prevail on a more likely than not basis. As such no disclosure of such positions was deemed necessary. Management continuously estimates its ability to recognize a deferred tax asset related to prior period net operating loss carry forwards based on its anticipation of the likely timing and adequacy of future net income. As of December 31, 2011, the Company had available approximately $16.2 million of net operating loss carryforwards to offset future taxable income.

As of December 31, 2011 management using the "more likely than not" criteria for recognition determined that increases in current projections of taxable income were sufficient that the valuation allowance was no longer necessary, therefore, the $1.7 million valuation allowance was removed.

During the year ended December 31, 2010, Management, using the "more likely than not" criteria for recognition, elected to recognize a deferred tax asset of $1.1 million. The recognition of the deferred tax asset in 2010 relates to net operating loss carryforwards, impairment of pipeline in 2010, and will provide a better matching of income tax expense with taxable income in future periods.

At December 31, 2011 and 2010, the deferred tax asset balance was $10.2 million and $10.4 million, respectively.

As of December 31, 2011, the Company had net operating loss carry forwards of approximately $16.2 million which will expire between 2021 and 2029 if not utilized. Our open tax years include all returns filed for 2008 and later.

The Company's deferred tax assets and liabilities are as follows:
(in thousands)

	Year Ended December 31,	
	2011	**2010**
Net deferred tax assets (liabilities) - current:		
Unrealized derivative loss - current	$ 164	$ 264
Total deferred tax assets (liabilities) – current	$ 164	$ 264
Net deferred tax assets (liabilities) – noncurrent:		
Net operating loss carryforwards	$ 6,233	$ 7,040
Oil and gas properties	3,341	4,165
Property, Plant and Equipment	430	631
Asset retirement obligation	37	-
Tax credits	36	-
Valuation allowance	-	(1,741)
Total deferred tax assets (liabilities) – noncurrent	$ 10,077	$ 10,095
Net deferred tax asset (liability)	$ 10,241	$ 10,359

14. Quarterly Data and Share Information (unaudited)

The following tables sets forth for the fiscal periods indicated, selected consolidated financial data
(In thousands, except per share data)

Fiscal Year Ended 2011	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Revenues	$ 3,662	$ 4,785	$ 4,357	$4,281
Net income (loss)	354	977	1,186	2,163
Net income (loss) attributable to common shareholders	354	977	1,186	2,163
Income (loss) per common share	$ 0.01	$ 0.02	$ 0.02	$ 0.04

Fiscal Year Ended 2010	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Revenues	$ 2,851	$ 3,291	$ 3,286	$ 3,788
Net income (loss)	268	736	188	(2,937)
Net income (loss) attributable to common shareholders	268	736	188	(2,937)
Income (loss) per common share	$ 0.00	$ 0.01	$ 0.00	$ (0.05)

15. Supplemental Oil and Gas Information (unaudited)

Information with respect to the Company's oil and gas producing activities is presented in the following tables. Estimates of reserves quantities, as well as future production and discounted cash flows before income taxes, were determined by LaRoche Petroleum Consultants Ltd. All of the Company's reserves were located in the United States.

Capitalized Costs Related to Oil and Gas Producing Activities

The table below reflects our capitalized costs related to our oil and gas producing activities at December 31, 2011 and 2010 (in thousands):

	Years Ended December 31,	
	2011	2010
Proved oil and gas properties	$ 36,002	$ 27,837
Unproved properties	268	189
Total proved and unproved oil and gas properties	$ 36,270	$ 28,026
Less accumulate depreciation, depletion and amortization	(16,064)	(13,869)
Net oil and gas properties	$ 20,206	$ 14,157

Oil and Gas Related Costs

The following table sets forth information concerning costs incurred related to the Company's oil and gas property acquisition, exploration and development activities (in thousands):

	Years Ended December 31,				
	2011		2010		2009
Property acquisitions proved	$ -		$ -		$ -
Property acquisitions unproved	-		-		-
Exploration cost	708		80		-
Development cost	7,607		3,453		1,020
Total	$ 8,315		$ 3,533		$ 1,020

Results of Operations from Oil and Gas Producing Activities

The following table sets forth the Company's results of operations from oil and gas producing activities. (in thousands)

	Year Ended December 31,				
	2011		2010		2009
Revenues	$ 16,862		$ 12,876		$ 9,711
Production costs and taxes	(5,310)		(5,308)		(5,225)
Depreciation, depletion and amortization	(2,195)		(1,938)		(1,800)
Income from oil and gas producing activities	$ 9,357		$ 5,630		$ 2,686

In the presentation above, no deduction has been made for indirect costs such as corporate overhead or interest expense. No income taxes are reflected above due to the Company's operating tax loss carry-forwards.

Estimated Quantities of Oil and Gas Reserves

The following table sets forth the Company's net proved oil and gas reserves and the changes in net proved oil and gas reserves for the years ended December 31, 2011, 2010 and 2009.

	Oil (MBbls)	Gas (MMcf)	MBOE
Proved reserves at December 31, 2008	**1,248**	**910**	**1,399**
Revisions of previous estimates **(1)**	1,203	(721)	1,084
Improved recovery	-	-	-
Purchase of reserves in place	-	-	-
Extensions and discoveries	-	-	-
Production	(171)	(73)	(183)
Sales of reserves in place	(7)	--	(7)
Proved reserves at December 31, 2009	**2,273**	**116**	**2,293**
Revisions of previous estimates	360	(64)	350
Improved recovery			

Purchase of reserves in place			
Extensions and discoveries	37		35
Production	(174)	(25)	(178)
Sales of reserves in place			
Proved reserves at December 31, 2010	**2,496**	**27**	**2,500**
Revisions of previous estimates	10	3	11
Improved recovery	-	-	-
Purchase of reserves in place	-	-	-
Extensions and discoveries	274	-	274
Production	(189)	(26)	(193)
Sales of reserves in place	-	-	-
Proved reserves at December 31, 2011	**2,591**	**4**	**2,592**
Proved developed reserves at:			
December 31, 2009	1,579	116	1,598
December 31, 2010	1,800	27	1,804
December 31, 2011	1,939	4	1,940
Proved undeveloped reserves at:			
December 31, 2009	694	-	694
December 31, 2010	696	-	696
December 31, 2011	652	-	652

The following table identifies the reserve value by category and the respective present values, before income taxes, discounted at 10% as a percentage of total proved reserves *(in thousands)*:

	Year Ended 12/31/11			**Year Ended 12/31/10**			**Year Ended 12/31/09**		
	Oil	**Gas**	**Total**	**Oil**	**Gas**	**Total**	**Oil**	**Gas**	**Total**
Total proved reserves year-end reserve report	$69,748	$15	$69,763	$48,331	$13	$48,344	$27,964	$223	$28,187
Proved developed producing reserves (PDP)	$46,606	$15	$46,621	$28,974	$13	$28,987	$15,476	$223	$15,699
% of PDP reserves to total proved reserves	67%	-	67%	60%	-	60%	55%	1%	56%
Proved developed non-producing reserves	$3,977	-	$3,977	$7,476	-	$7,476	$5,185	-	$5,185
% of PDNP reserves to total proved reserves	6%	-	6%	15%	-	15%	18%	-	18%
Proved undeveloped reserves (PUD)	$19,165	-	$19,165	$11,881	-	$11,881	$7,303	-	$7,303
% of PUD reserves to total proved reserves	27%	-	27%	25%	-	25%	26%	-	26%

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows from the Company's proved oil and gas reserves is presented in the following table (in thousands):

	December 31,		
	2011	2010	2009
Future cash inflows	$ 229,366	$ 180,569	$ 122,844
Future production costs and taxes	(82,086)	(70,771)	(56,550)
Future development costs	(12,611)	(13,283)	(11,039)
Future income tax expenses	(34,750)	-	-
Future net cash flows flows	99,919	96,515	55,255
Discount at 10% for timing of cash flows	(48,010)	(48,171)	(27,068)
Standardized measure of discounted future net cash flows	$ 51,909	$ 48,344	$ 28,187

The following are the principal sources of change in the standardized measure of discounted future net cash flows from the Company's proved oil and gas reserves (in thousands):

	December 31,		
	2011	2010	2009
Balance, beginning of year	$ 48,344	$ 28,187	$10,293
Sales, net of production costs and taxes	(11,552)	(7,568)	(4,486)
Discoveries and extensions, net of costs	10,923	2,099	-
Purchase of reserves in place	-	-	-
Sale of reserves in place	-	-	(109)
Net changes in prices and production costs	15,428	15,554	10,433
Revisions of quantity estimates	343	8,873	17,705
Previously estimated development cost incurred during the year	5,346	3,806	28
Changes in future development costs	(1,109)	(3,168)	(5,489)
Changes in production rates and other	(2,336)	(2,037)	(1,217)
Accretion of discount	4,376	2,598	1,029
Net change in income taxes	(17,854)	-	-
Balance, end of year	$ 51,909	$ 48,344	$28,187

Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using average sales prices, along with estimates of the operating costs, production taxes and future development and abandonment cost (less salvage value) necessary to produce such reserves. Future income taxes were calculated by applying the statutory federal and state income tax rates to pre-tax future net cash flows, net of the tax basis of the properties and utilizing available tax loss carryforwards related to oil and gas operations. The prices used for December 31, 2011,2010, and 2009, were $88.53, $72.30, $53.81 per barrel of oil and $4.16, $4.89, $4.61, per MCF of gas, respectively. The Company's proved reserves as of December 31, 2011, 2010 and 2009 were measured by using commodity prices based on the twelve month unweighted arithmetic average of the first day of the month price for the period January through December. The Company's proved reserves as of December 31, 2008 were measured by using end of year prices. No deduction has been made for depreciation, depletion or any indirect costs such as general corporate overhead or interest expense.

16. Subsequent Events

On January 3, 2012, the Company issued options to purchase 25,000 common shares at $0.75 per share to the non-executive directors. These options vested upon grant date and will expire on January 2, 2017.

On March 14, 2012 the Company and F&M Bank entered into an amendment to the credit facility which increased the borrowing base from $20 million to $23 million and changed the maturity date to January 27, 2014.

[This Page Intentionally Left Blank.]

TENTH AMENDMENT TO LOAN AND SECURITY AGREEMENT

This Tenth Amendment to Loan and Security Agreement (this "Amendment") is made and entered into as of March 14, 2012 ("Effective Date"), by and between THE F&M BANK & TRUST COMPANY ("Lender"), acting as a lender on its own behalf, as Agent under the Loan Agreement (as defined below), and as collateral agent on behalf of CARGILL, INCORPORATED, a Delaware corporation ("Cargill") as a Hedge Provider, and TENGASCO, INC., a Delaware corporation ("Borrower"), TENNESSEE LAND & MINERAL CORPORATION ("TLMC"), TENGASCO PIPELINE CORPORATION ("TPC") and MANUFACTURED METHANE CORPORATION ("MMC") (each of TLMC, TPC, and MMC are a "Guarantor" and collectively "Guarantors") (collectively referred to herein as the "Parties").

RECITALS

A. Borrower and Lender's predecessor-in-interest, Citibank, N.A., a national banking association formerly known as Citibank Texas, N.A., as Agent and as a Bank ("Citibank"), (which was succeeded by Sovereign Bank ("Sovereign") and Lender) previously entered into that certain Loan and Security Agreement dated effective June 29, 2006, (as assigned, assumed, amended, supplemented, or restated to the date hereof, the "Loan Agreement"); whereby the Banks party to the Credit Agreement agreed to extend a Line of Credit to Borrower equal to the Commitment Amount, pursuant to the terms and conditions set forth in the Loan Agreement (the "Loan");

B. To evidence the Loan, Borrower executed and delivered to Citibank that certain Promissory Note dated June 29, 2006 (as amended and replaced the "Note"), payable to the order of Citibank in the original principal sum of Fifty Million and No/100 Dollars ($50,000,000), bearing interest and being payable as therein provided, and such Note has been (i) assigned to Sovereign by that certain Assignment of Note and Liens, dated as of December 17, 2007, by and between Citibank (as assignor) and Sovereign (as assignee) and (ii) further assigned to Lender by that certain Assignment of Note and Liens dated as of July 30, 2010, by and between Sovereign (as assignor) and Lender (as assignee); and

C. The Parties now desire to further amend the Loan Agreement to increase the current Revolving Credit Borrowing Base and to extend the Maturity Date and to modify various other provisions of the Loan Agreement, as herein set forth.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I
CAPITALIZED TERMS; DEFINITIONS

Section 1.01 Definitions. Capitalized terms used in this Amendment, to the extent not otherwise defined herein, shall have the same definitions assigned to such terms in the Loan Agreement, as amended hereby. To the extent applicable, the term "Lender" as used in this Amendment shall also refer to Lender in its capacity as Agent and as a Bank under the Loan Agreement.

ARTICLE II
AMENDMENTS TO THE LOAN AGREEMENT

Section 2.01 Section 1.15 of the Loan Agreement (Commitment Amount). As of the Effective Date, and subject to the conditions precedent required by the provisions of Article III of this Amendment, Section 1.15 of the Loan Agreement is deleted in its entirety and replaced with the following:

> "1.15. Commitment Amount shall mean, as of the Tenth Amendment Effective Date, Twenty Three Million Dollars ($23,000,000), or such other amount as agreed to in writing by Borrower, Banks, and Agent, but in no event in excess of the lesser of (a) the Maximum Line of Credit Amount of (b) the Revolving Credit Borrowing Base, as adjusted and redetermined from time to time pursuant to the provisions of Article III."

Section 2.02 Section 1.45.1 of the Loan Agreement (Tenth Amendment Effective Date). As of the Effective Date, and subject to the conditions precedent required by the provisions of Article III of this Amendment, Section 1.45.1 is added to the Loan Agreement to read as follows:

> "1.45.1 Tenth Amendment Effective Date shall mean the effective date of that certain Tenth Amendment to Loan and Security Agreement amending the Agreement."

Section 2.03 Section 1.52 of the Loan Agreement (Maturity Date). As of the Effective Date, and subject to the conditions precedent required by the provisions of Article III of this Amendment, Section 1.52 of the Loan Agreement is deleted in its entirety and replaced with the following:

> "1.52 Maturity Date shall mean, unless a Note is sooner accelerated pursuant to Section 10.2 hereof, January 27, 2014."

Section 2.04 Section 3.1 of the Loan Agreement (Borrowing Base). As of the Effective Date, and subject to the conditions precedent required by the provisions of Article III of this Amendment, Section 3.1 of the Loan Agreement is hereby amended by deleting the last sentence at the end of Section 3.1 and replacing it with the following:

"Until further determination by Agent pursuant to the semiannual determinations or otherwise pursuant to the terms hereof, Agent and Borrower agree and stipulate that the Revolving Credit Borrowing Base as of the Tenth Amendment Effective Date shall be $23,000,000."

ARTICLE III CONDITIONS PRECEDENT

Section 3.01 Conditions Precedent. When all of the following conditions precedent have been fulfilled to the satisfaction of Lender, this Amendment shall become effective:

(a) The representations and warranties contained herein and in each of the other Loan Documents shall be true and correct as of the date hereof as if made on the date hereof;

(b) No Default or Event of Default shall have occurred and be continuing;

(c) Borrower and each Guarantor shall have executed and delivered this Amendment and such other documents and agreements as Lender may reasonably request;

(d) All corporate proceedings taken in connection with the transactions contemplated by this Amendment and all documents, instruments, and other legal matters incident thereto shall be satisfactory to Lender and its legal counsel in their sole discretion;

(e) Lender shall have received such other documents, instruments, or agreements as Lender shall reasonably request in connection with the execution of this Amendment;

(f) Borrower shall pay Lender a non-refundable redetermination fee in the amount of $30,000.00; and

(g) Borrower shall pay the legal fees and expenses of Lender's counsel in connection with the preparation, negotiation, and execution of this Amendment.

ARTICLE IV RATIFICATIONS, REPRESENTATIONS, AND WARRANTIES

Section 4.01 Ratifications by Borrower. The terms and provisions set forth in this Amendment shall modify and supersede all inconsistent terms and provisions set forth in the Loan Agreement and, except as expressly modified and superceded by this Amendment, the terms and provisions of the Loan Agreement are ratified and confirmed and shall continue in full force and effect. The Loan Agreement as amended by this Amendment shall continue to be legal, valid, binding, and enforceable in accordance with its terms. Borrower acknowledges and agrees that there are no claims or offsets against, or defenses or counterclaims to, the terms and provisions of the Loan Agreement or any Note or the indebtedness, obligations, and liabilities of Borrower to Lender or the liens and security interests securing such indebtedness (including without limitation any defenses or offsets resulting from or arising out of breach of contract or duty, the amounts of interest charged, collected or received heretofore on any Note or other indebtedness, or breach of any commitments or promises of any type).

Section 4.02 Renewal and Extension of Security Interests and Liens. Each of Borrower and Guarantors hereby renews, affirms, and ratifies all security interests and liens created and granted by it to secure the indebtedness, obligations and liabilities of Borrower and Guarantors to Lender. Each of Borrower and Guarantors agrees that this Amendment shall in no manner affect or impair the liens and security interests securing such indebtedness, obligations, and liabilities, and that such liens and security interests shall not in any manner be waived, the purposes of this Amendment begin to modify the Loan Agreement as herein provided, and to carry forward all liens and security interests securing the indebtedness, obligations and liabilities of Borrower and Guarantors to Lender, which security interests and liens are acknowledged by Borrower and Guarantors to be valid and subsisting. Further, Borrower and Guarantors hereby covenant and agree that Lender may, without the signature of Borrower, file UCC Financing Statements in any jurisdiction to perfect any security interest now or hereafter granted to Lender.

Section 4.03 Representations and Warranties. Borrower represents and warrants to Lender as follows: (i) the execution, delivery, and performance of this Amendment and any and all documents, agreements, and instruments executed and/or delivered in connection herewith have been authorized by all requisite corporate action on the part of Borrower and will not violate the Articles of Incorporation or bylaws of Borrower or any agreement to which Borrower is a party; (ii) the representations and warranties contained in the Loan Agreement as amended hereby and in each of such other documents, agreements, and instruments are true and correct on and as of the date hereof as though made on and as of the date hereof; (iii) except as disclosed to Lender, no default or Event of Default under the Loan Agreement has occurred and is continuing, and (iv) except as disclosed to Lender, Borrower is in full compliance with all covenants and agreements contained in the Loan Agreement, as amended hereby.

ARTICLE V
MISCELLANEOUS

Section 5.01 Survival of Representations and Warranties. All representations and warranties made in the Loan Agreement or any other documents, agreements, or instruments executed in connection therewith, shall survive the execution and delivery of this Amendment, and no investigation by Lender or any closing shall affect such representations and warranties or the right of Lender to rely thereon.

Section 5.02 Reference to Loan Agreement. Each of the Loan Documents and the Loan Agreement and any and all other agreements, documents, or instruments now or hereafter executed and delivered pursuant to the terms hereof or pursuant to the terms of the Loan Agreement as amended hereby, are hereby amended so that any reference in such documents, agreements, and instruments to the Loan Agreement shall mean a reference to the Loan Agreement as amended hereby.

Section 5.03 Severability. Any provision of this Amendment held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Amendment and the effect thereof shall be confined to the provision so held to be invalid or unenforceable.

Section 5.04 APPLICABLE LAW. THIS AMENDMENT SHALL BE DEEMED TO HAVE BEEN MADE AND TO BE PERFORM ABLE IN AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

Section 5.05 Successors and Assigns. This Amendment is binding upon and shall inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, and legal representatives, except that none of the Parties other than Lender may assign or transfer any of its rights or obligations hereunder without the prior written consent of Lender.

Section 5.06 Counterparts. This Amendment may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original, but all of which, when taken together, shall constitute one and the same instrument.

Section 5.07 Effect of Waiver. No consent or waiver, express or implied, by Lender to or for any breach of or deviation from any covenant, condition, or duty by Borrower, shall be deemed a consent to or waiver of any other breach of the same or any other covenant, condition, or duty.

Section 5.08 Headings. The headings, captions, and arrangements used in this Amendment are for convenience only and shall not affect the interpretation of this Amendment.

Section 5.09 Conflicting Provisions. If any provision of the Loan Agreement as amended hereby conflicts with any provision of any other Loan Document, the provision in the Loan Agreement shall control.

Section 5.10 RELEASE. FOR AND IN CONSIDERATION OF THIS AMENDMENT AND OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, BORROWER HEREBY VOLUNTARILY AND KNOWINGLY RELEASES AND FOREVER DISCHARGES LENDER, ITS AGENTS, EMPLOYEES, SUCCESSORS, AND ASSIGNS, FROM ALL POSSIBLE CLAIMS, DEMANDS, ACTIONS, CAUSES OF ACTION, DAMAGES, COSTS, EXPENSES, AND LIABILITIES WHATSOEVER, KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, SUSPECTED OR UNSUSPECTED, FIXED, CONTINGENT, OR CONDITIONAL, AT LAW OR IN EQUITY, ORIGINATING IN WHOLE

OR IN PART ON OR BEFORE THE DATE THIS AMENDMENT IS EXECUTED, WHICH BORROWER MAY NOW OR HEREAFTER HAVE AGAINST LENDER, ITS AGENTS, EMPLOYEES, SUCCESSORS AND ASSIGNS, IF ANY, AND IRRESPECTIVE OF WHETHER ANY SUCH CLAIMS ARISE OUT OF (I) CONTRACT, TORT, VIOLATION OF LAW OR REGULATIONS, OR OTHERWISE, (II) ANY LOAN, (III) ANY CONTRACTING FOR, CHARGING, TAKING, RESERVING, COLLECTING, OR RECEIVING INTEREST IN EXCESS OF THE HIGHEST LAWFUL RATE APPLICABLE, (IV) THE EXERCISE OF ANY RIGHTS AND REMEDIES UNDER THIS AMENDMENT, THE LOAN AGREEMENT OR THE OTHER LOAN DOCUMENTS, OR (V) THE NEGOTIATION, EXECUTION, OR DELIVERY OF THIS AMENDMENT, THE LOAN AGREEMENT, OR ANY OTHER LOAN DOCUMENTS.

Section 5.11 ENTIRE AGREEMENT. THIS AMENDMENT, THE LOAN AGREEMENT AS AMENDED HEREBY, AND ALL OTHER LOAN DOCUMENTS EXECUTED AND DELIVERED IN CONNECTION WITH AND PURSUANT TO THIS AMENDMENT AND THE LOAN AGREEMENT, REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

Section 5.12 Legal Fees and Expenses. Notwithstanding anything contained in the Loan Agreement, as amended, to the contrary, Borrower shall pay all costs, fees, and expenses (including legal fees and expenses) incurred by Lender arising out of or in connection with (i) the Loan Agreement, this Amendment, and the Loan, (ii) the negotiation, preparation, execution, delivery, and enforcement of the Loan Agreement, as amended, and (iii) the collection of the Loan. Borrower hereby authorizes Lender to deduct from Borrower's accounts maintained with Lender, the amount of any costs, fees, and expenses owed by Borrower when due.

[Signatures on following pages.]

IN WITNESS WHEREOF, Borrower and Lender have caused this Amendment to be executed as on the day and date first above written.

LENDER:

THE F&M BANK & TRUST COMPANY, in its capacity as Agent, as a Bank, and as Collateral Agent

By: s/Christina Kitchens
Christina Kitchens,
Senior Vice President

BORROWER:

TENGASCO, INC., a Delaware corporation

By: s/Jeffrey R. Bailey
Jeffrey R. Bailey
Chief Executive Officer

Acknowledged and Accepted this 14th day
of March, 2012, by the following Loan Parties:

TENNESSEE LAND & MINERAL CORPORATION,
a Tennessee corporation

By: s/Jeffrey R. Bailey
Jeffrey R. Bailey
President

TENGASCO PIPELINE CORPORATION,
a Tennessee corporation

By: s/Jeffrey R. Bailey
Jeffrey R. Bailey
President

MANUFACTURED METHANE CORPORATION,
a Tennessee corporation

By: s/Jeffrey R. Bailey
Jeffrey R. Bailey
Vice-President

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We consent to the incorporation by reference in the registration statements on Form S-1, Form S-3 and Form S-8 of Tengasco, Inc. of the references to our name as well as to the references to our third party report for Tengasco which appears in the December 31, 2011 annual report on Form 10-K and/or 10-K/A of Tengasco.

LAROCHE PETROLEUM CONSULTANTS, LTD.

By: s/Stephen W. Daniel
Stephen W. Daniel
Senior Partner

Dallas, Texas
March 22, 2012

Accountants' Consent Letter

Tengasco, Inc.
Knoxville, Tennessee

We hereby consent to the inclusion in your Form 10-K for December 31, 2011, which you expect to file on about March 29, 2012, of our report dated March 31, 2011 on our audits of the financial statements of Tengasco, Inc. as of December 31, 2010 and 2009.

Rodefer Moss & Co, PLLC
March 29, 2012

I, Jeffrey R. Bailey, certify that:

1. I have reviewed this Annual Report on Form 10-K of Tengasco, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 29, 2012

S/Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

I, Michael J. Rugen, certify that:

1. I have reviewed this Annual Report on Form10-K of Tengasco, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 29, 2012

S/Michael J. Rugen
Michael J. Rugen,
Principal Financial and Accounting Officer

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 I hereby certify that:

I have reviewed the Annual Report on Form 10-K;

to the best of my knowledge, this Annual Report on Form 10-K (i) fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and (ii) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operation of Tengasco, Inc. and its subsidiaries during the period covered by this Report.

Dated: March 29, 2012

S/Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 I hereby certify that:

I have reviewed the Annual Report on Form 10-K;

to the best of my knowledge, this Annual Report on Form 10-K (i) fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m (a) or 78o(d)); and (ii) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operation of Tengasco, Inc. and its subsidiaries during the period covered by this Report.

Dated: March 29, 2012

S/Michael J. Rugen
Michael J. Rugen,
Principal Financial and Accounting Officer

January 11, 2012

Mr. Jeff Bailey, CEO
Tengasco, Inc.
11121 Kingston Pike, Suite E
Knoxville, TN 37934

Dear Mr. Bailey:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2011, to the Tengasco, Inc. (Tengasco) interest in certain properties located in Kansas and Tennessee. The work for this report was completed as of the date of this letter. This report was prepared to provide Tengasco with Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the properties evaluated by LPC comprise 100 percent (100%) of Tengasco's proved reserves. We believe that the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable accounting rules.

Summarized below are LPC's estimates of net reserves and future net cash flow. Future net revenue is prior to deducting estimated production and ad valorem taxes. Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the Tengasco interest, as of December 31, 2011, to be:

	Net Reserves		Future Net Cash Flow ($)	
Category	Oil (Barrels)	Gas (Mcf)	Total	Present Worth at 10%
Proved Developed				
Producing	1,838,144	3,737	90,585,969	46,620,720
Non-Producing	100,647	0	7,216,239	3,977,594
Proved Undeveloped	651,859	0	36,866,676	19,164,792
Total Proved[1]	2,590,650	3,737	$ 134,668,884	$ 69,763,106

[1] The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.

The oil reserves include crude oil and condensate. Oil reserves are expressed in barrels, which are equivalent to 42 United States gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The reserves in this report have been estimated using deterministic methods. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made to similar properties where more complete data were available. We have used all methods and procedures that we considered necessary under the circumstances to prepare this report. We have excluded from our consideration all matters to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices. Historical prices through December 2011 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices. In addition, future changes in environmental and administrative regulations may significantly affect the ability of Tengasco to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month unweighted arithmetic average of the first day of the month price for the period January through December 2011. Gas prices used in this report are referenced to a Henry Hub price of $4.12 per MMBtu, as posted by Platts Gas Daily, adjusted for energy content, transportation fees, and regional price differentials. Oil prices used in this report are referenced to a West Texas Intermediate (WTI) crude oil price of $97.21 per barrel, as posted by Plains All American Pipeline, L.P., adjusted for gravity, crude quality, transportation fees, and regional price differentials. These reference prices are held constant in accordance with SEC guidelines. The weighted average prices after adjustments over the life of the properties are $88.53 per barrel for oil and $4.16 per Mcf for gas.

Lease and well operating expenses are based on data obtained from Tengasco. Expenses for the properties operated by Tengasco include allocated overhead costs, direct lease and field level costs as well as compression costs and marketing expenses. Wells operated by others include all direct expenses as well as general and administrative costs and overhead costs allowed under the specific joint operating agreements. Lease and well operating costs are held constant in accordance with SEC guidelines.

Capital costs and timing of all investments have been provided by Tengasco and are included as required for workovers, new development wells, and production equipment. Tengasco has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled. Tengasco's estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties. These costs are also held constant.

LPC made no investigation of possible gas volume and value imbalances that may have been the result of overdelivery or underdelivery to the Tengasco interest. Our projections are based on the Tengasco interest receiving its net revenue interest share of estimated future gross oil and gas production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by Tengasco or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Tengasco including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Tengasco.

Tengasco makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Tengasco has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Tengasco of the references to our name, together with references to our third party report for Tengasco which appears in the December 31, 2011 annual report on Form 10-K and/or 10-K/A of Tengasco. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Tengasco.

We have provided Tengasco with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Tengasco and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. The technical person primarily responsible for overseeing the preparation of reserves estimates herein is Stephen W. Daniel. Mr. Daniel is a Professional Engineer licensed in the State of Texas who has forty-one years of engineering experience in the oil and gas industry. Mr. Daniel earned a Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin and has prepared reserves estimates throughout his career. He has prepared and overseen preparation of reports for public filings for LPC for the past ten years. LPC is an independent firm of petroleum engineers, geologists, and geophysicists and are not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

Stephen W. Daniel
Licensed Professional Engineer
State of Texas No. 58581

SWD:pt
Job 11-908SEC





BOARD OF DIRECTORS

Peter E. Salas
Chairman

Jeffrey R. Bailey
Chief Executive Officer, Director

Hughree F. Brooks
Director

Matthew K. Behrent
Director

CORPORATE OFFICERS

Jeffrey R. Bailey
Chief Executive Officer

Cary V. Sorensen
Vice President
General Counsel, Secretary

C. Pat McInturff
Vice President

Michael J. Rugen
Chief Financial Officer

CORPORATE HEADQUARTERS

11121 Kingston Pike, Suite E
Knoxville, TN 37934
865-675-1554
Fax 865-675-1621

INDEPENDENT AUDITORS

Hein & Associates LLP
500 Dallas Street, Suite 2500
Houston, TX 77002

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

COUNSEL

Kenneth N. Miller
Frost & Miller, LLP
260 Madison Avenue, 16th Floor
New York, NY 10016

STOCK EXCHANGE LISTING

NYSE Amex LLC
Ticker Symbol: TGC

FORM 10-K

Management's discussion and analysis of financial conditions and results of its 2011 operations, along with quantitative and qualitative market risks faced by the Company are discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, a copy of which is included in the Annual Report.

ANNUAL MEETING

The Annual Meeting of the Stockholders will be held at 1:00 p.m. Tuesday May 29, 2012 at the Homewood Suites by Hilton in Knoxville, Tennessee.

WORLD WIDE WEB

For more information about Tengasco, visit our website at http://www.tengasco.com

AREAS OF OPERATION:


KANSAS

TENNESSEE


TENGASCO

TENGASCO, INC. : 11121 Kingston Pike Suite E. : Knoxville, TN 37934 : P 865-675-1554 : F 865-675-1621 : www.tengasco.com